DouglasElliman

Douglas Elliman Inc.

2025 Stockholders' Report



April 30, 2026

Dear Fellow Stockholder,

In a year that was marked by the continuation of elevated U.S. mortgage rates, low housing inventory, and soft transaction volumes, we were able to take decisive steps in 2025, including strategic realignment and disciplined financial management, that we believe have enabled us to make meaningful progress on our long-term vision: to be the leading independent luxury real estate brokerage, driven by innovation, talent, and a relentless focus on our clients and agents. The groundwork we laid during 2025 — in particular, selling our property management division and eliminating the overhang of the in-the-money convertible debt, expanding our brand internationally, and making investments in artificial intelligence that is helping our agents do what they do best — positions us for accelerated growth and value creation in 2026 and beyond.

While I am incredibly proud of what we have accomplished thus far and believe Douglas Elliman is well positioned for long-term growth and success, our work is not yet done. Our strengthened balance sheet and enhanced operational capabilities give us flexibility to enter new markets, scale our innovative offerings, and attract top talent, and we believe 2026 will mark the beginning of a new growth phase for our Company. Below are some highlights of 2025 and our plans for the year ahead.

A Strengthened Financial Position

In 2025, we further strengthened our financial foundation, increased our revenues and strategically managed expenses.

- We increased revenues to $1.03 billion in 2025, up from $995.6 million in 2024.
- Our net income increased to $15.2 million in 2025, up from a net loss of $76.3 million in 2024.
- Our Adjusted EBITDA improved to a loss of $14.0 million in 2025, up from a loss of $24.1 million in 2024.
- Our industry-leading average price per transaction increased from $1.67 million to $1.86 million per homesale, and this strength drove about $39.8 billion in total sales volume, up from $36.4 billion in 2024.

Looking to the future, our Development Marketing Division continues to contribute to our momentum, with approximately $25.3 billion in gross transaction value currently being marketed and another $7.5 billion expected to come to market through December 2026.

Douglas Elliman's balance sheet remained healthy at year-end, with approximately $115.5 million of cash and cash equivalents at December 31, 2025, and, as a result of our redemption of our outstanding convertible notes in October 2025, no long-term debt. We believe our balance sheet gives Douglas Elliman a competitive advantage by providing optionality to expand into new markets, where appropriate, and strengthen our services platform as opportunities arise in our ever-changing industry.

Driving Sustainable Growth

During 2025, we expanded our brand internationally, and more recently entered into the French Alps and Canada, building on our successful launches in Bordeaux, the French



Riviera, and Monaco. In 2025, we also launched Elliman Capital, an in-house mortgage platform designed to streamline the home financing process for clients seeking both traditional and non-traditional loan products. For the year ahead, we are squarely focused on unlocking the full potential of our platform by capitalizing on our core strengths and pursuing significant growth opportunities.

- **Targeted Expansion and Recruitment**: We continue to actively pursue opportunities to deepen our footprint in existing markets while strategically entering new, high-potential regions.
- **Expansion of Core Service Offerings**: Following our launch of Elliman Capital in 2025, we more recently launched Elliman Yachts, offering yacht acquisition advisory and brokerage services and bespoke yacht charters globally through a strategic relationship. We are continuing to seek to expand and optimize our ancillary real estate services that allow our agents and our other businesses to enhance the client experience and drive growth in revenues and earnings.
- **Investing in Agent Experience**: Our global network of agents remains the cornerstone of our success and we plan to continue to make investments in market intelligence, technology and agent resources.
    - In 2025, we launched Elli AI, a first-of-its-kind, AI-powered assistant app designed to streamline the daily workflow of our agents. Elli AI enables natural-language MLS searches, generates branded reports and lifestyle maps, and aggregates real-time data from MLS, public records, and the web – giving our agents the insights they need to deliver truly personalized, data-driven service.
    - We recently launched a new market data report program, which will provide agents and clients with timely, transparent insights tailored to our markets.
    - Our ongoing rollout of agent-centric technology — including Elliman Private Listings, and enhanced marketing tools — ensures our professionals remain at the forefront of the industry.

Confidence in Our Future

In addition to our world-class brand, we have many opportunities to generate value for our stockholders. Our strengthened balance sheet and enhanced operational capabilities give us flexibility to enter new markets, scale our innovative offerings, and attract top talent. My team and I are focused on unlocking these opportunities in the year ahead.

I am confident that by staying true to our principles – luxury, service, innovation and excellence – we will deliver value to our stockholders, agents, employees, and clients.

Thank you for your continued trust and partnership.

Sincerely,

Michael S. Liebowitz

Michael S. Liebowitz
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

DOUGLAS ELLIMAN INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-41054**	**87-2176850**
(State or other jurisdiction of incorporation or organization)	*Commission File Number*	*(I.R.S. Employer Identification No.)*

4400 Biscayne Boulevard
Miami, Florida 33137
305-579-8000
(Address, including zip code and telephone number, including area code,
of the principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common stock, par value $0.01 per share	DOUG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☑ Smaller reporting company ☐ Emerging Growth Company

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b) ☐

Indicate by check mark whether the Registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. ☐ Yes ☑ No

The aggregate market value of the common stock held by non-affiliates of Douglas Elliman Inc. as of June 30, 2025 was approximately $191.1 million.

At March 11, 2026, Douglas Elliman Inc. had 88,217,442 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K is incorporated by reference from the definitive Proxy Statement for the 2026 Annual Meeting of Stockholders or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission no later than 120 days after the end of the Registrant's fiscal year covered by this report.

Douglas Elliman Inc.
FORM 10-K

TABLE OF CONTENTS

PART I

Unless the context requires otherwise, references to "Douglas Elliman," "Elliman," "the Company," "we," "us" or "our" refers to Douglas Elliman Inc. and its consolidated subsidiaries.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, and results of operations, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. The principal risks and uncertainties affecting our business include, among others, the following:

- We are subject to risks relating to the real estate industry;
- We are impacted by the performance of the real estate markets in the New York metropolitan area and there may be a reduction in the attractiveness of those markets as well as the other markets in which we operate;
- There could be a lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms;
- Declining home inventory levels have resulted in insufficient supply, which has negatively impacted home sale transactions;
- Consumers may adopt alternatives to full-service agents;
- We depend on a strong brand, and any failure to maintain, protect and enhance the Douglas Elliman brand would have an adverse effect on our ability to grow our real estate brokerage business;
- The failure of third-party vendors or partners to perform as we expect or appropriately manage risks, or our failure to adequately monitor third-party performance, could result in harm to our reputation and ability to generate revenue;
- The real estate brokerage business in our markets is extremely competitive;
- Our real estate brokerage business depends on the success of our agents;
- Contractual obligations related to confidentiality and noncompetition may be ineffective or unenforceable against departing employees;
- Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition. Our gross commission income or the percentage of commissions that we collect may decline;
- Negligence or intentional actions of real estate agents engaged by us could materially and adversely affect our reputation and subject us to liability;
- There may be adverse financial and operational consequences to us if independent real estate agents are reclassified as employees;
- We may not be able to maintain or establish relationships with multiple listing services and third-party listing services, which could limit the information we are able to provide to our agents and clients.
- Goodwill and indefinite-lived intangible asset impairment charges may adversely affect our operating results and financial condition;
- Industry structure changes that disrupt the functioning of the residential real estate market, including as a result of litigation or regulatory scrutiny, could materially adversely affect the Company's operations and financial results;
- Infringement, misappropriation or dilution of the intellectual property of Douglas Elliman could harm our business;
- We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services, and failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings;
- If websites we rely on fail to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected;
- Cybersecurity incidents could disrupt our business operations or could result in the loss of critical and confidential information, which may adversely impact our reputation and harm our business.
- Some of our application systems and services contain open-source software, which may pose particular risks to our proprietary software, products, and services;

- We may fail to successfully complete or integrate acquisitions and joint ventures into our existing operations, or to complete or effectively manage divestitures;
- Our international expansion and launch of Elliman International may subject us to different or greater risks from those associated with our operations in the United States;
- Our mortgage business subjects us to additional risks and we may not realize the expected benefits from our mortgage business;
- The use of technology that incorporates AI presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations;
- Severe weather events or natural or man-made disasters, including increasing severity or frequency of such events, or other catastrophic events (including public health crises) may disrupt our business;
- There are risks inherent in PropTech Investments;
- We may engage in business activities that could result in us holding investment interests in entities which could subject us to regulation under the Investment Company Act of 1940;
- Our quarterly results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict;
- Douglas Elliman Inc. is a holding company and depends on cash payments from our subsidiaries to meet our obligations;
- We may not pay dividends on our common stock;
- Our liquidity could be adversely affected by conditions in the financial markets or the negative performance of financial institutions;
- Competing demands and expectations from employees, investors and other third parties relating to environmental, social and governance factors may expose us to additional costs and new risks;
- Loss or attrition among our senior executives or other key employees and our inability to develop our existing workforce and to recruit top talent could adversely affect our financial performance;
- We are periodically subject to claims, lawsuits, government investigations and other proceedings;
- Adverse decisions in litigation or regulatory actions against companies unrelated to us could impact our business practices;
- Some of our potential losses may not be covered by insurance, and we may not be able to obtain or maintain adequate insurance coverage;
- Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or agents;
- If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer;
- Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on our reported results; and
- Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

ITEM 1.   *BUSINESS*

Overview

Douglas Elliman Inc. is a holding company that, through its subsidiaries, is engaged in the real estate services business. Douglas Elliman owns Douglas Elliman Realty, LLC, one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, the Hamptons, Westchester, Connecticut and New Jersey, and also conducts operations in Florida, California, Texas, Colorado, Nevada, Massachusetts, Maryland, Virginia, and Washington D.C. We also offer, including through our subsidiaries and ventures, development marketing services and ancillary services, such as mortgage, title and escrow services.

Douglas Elliman Inc. is a Delaware corporation incorporated in 2021 in connection with the separation of Douglas Elliman from Vector Group Ltd., as an independent, publicly traded company, listed on the New York Stock Exchange. On December 29, 2021, Vector Group completed the distribution of the common stock of Douglas Elliman to its stockholders (the "Distribution"), and we began trading on the New York Stock Exchange under the symbol "DOUG" on December 30, 2021.

Strategy

Since its inception in 1911, Douglas Elliman has challenged the status quo of the real estate industry. We were founded on Douglas L. Elliman's vision that New Yorkers would shift their preference for traditional homes to favor luxury apartments that were both sold and managed by comprehensive real estate companies. More than a century later, the Douglas Elliman brand is still associated with service, luxury and forward thinking — our markets are primarily international finance hubs that are densely populated and offer housing inventory at premium price points. The average transaction value of a home we sold in 2025 was approximately $1.86 million — significantly higher than our principal competitors.

Douglas Elliman boasts a prestigious luxury brand that is complemented by a comprehensive suite of technology-enabled real estate services and investments. These distinguishing qualities position us to capitalize on opportunities in the U.S. residential real estate market. We are bringing innovative, technology-driven solutions to Douglas Elliman by adopting new technology solutions for our agents and their clients. Our model is to source and use best-of-breed products and services that we believe will increase our efficiency. In addition to entering business relationships with these technology companies, we have invested in property technology, or PropTech, companies and leveraged our relationships to provide these companies with access to our agents and their clients, as well as our knowledge and experience. We believe these collaborative relationships have been mutually beneficial because they have kept Douglas Elliman both asset light and on the cutting edge of the industry by offering our agents innovative solutions and services that can be integrated into our technology. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

Since 2021, according to the National Association of Realtors, or NAR, existing home sales have declined or remained flat compared to the previous year. In 2025, existing home sales were 4.06 million, which was flat with 2024. Although sales in 2025 and 2024 were little changed from 2023, when sales of existing homes were 4.09 million units, existing home sales in 2025 were the lowest since 1995. Nonetheless, the national median home price for 2025 and 2024, respectively, rose 1.7% and 4.7% from the prior year, according to NAR. By comparison, our average sales price increased by 11% to $1.86 million in 2025 from $1.67 million in 2024.

We believe our competitive advantages in the luxury markets distinguish us from our competitors and our comprehensive suite of real estate solutions, the strength of our brand name, and our talented team of agents and employees set us apart in the industry. In 2025 and 2024, Douglas Elliman was named the most trusted real estate brokerage firm in the United States as part of the America's Most Trusted Series by Lifestory Research. As the real estate brokerage industry evolves and addresses challenges related to constrained inventory of homes as well as higher mortgage rates, we continue to pursue profitable growth opportunities through the expansion of our footprint and new ancillary real estate service offerings, continued recruitment of best-in-class talent, acquisitions (acqui-hires), and operational efficiencies. We will continue to employ a disciplined capital allocation strategy aimed at generating sustainable long-term value for our stockholders.

Real Estate Services

Large residential brokerage company with a recognized luxury brand. The Douglas Elliman name is synonymous with luxury and we serve many of the leading luxury markets in the United States. Douglas Elliman is one of the largest residential brokerage companies in the New York metropolitan area, which includes New York City, Long Island, the Hamptons, Westchester, Connecticut and New Jersey. As of December 31, 2025, Douglas Elliman had 114 offices with approximately 5,800 real estate agents in the New York metropolitan area, as well as in Florida, California, Texas, Colorado, Nevada, Massachusetts, Maryland, Virginia and Washington, D.C. Douglas Elliman also launched Elliman International in 2025 and, through licensing arrangements, licensed brokers in France, Monaco and St. Barths are able to service clients utilizing the Douglas Elliman name.

Prominent new development sales and marketing firm. Douglas Elliman's Development Marketing division, or DEDM, distinguishes our positioning and reputation in the luxury real estate market. DEDM is sought after by well-known real estate developers as it offers expertise in sales, leasing, and marketing for new developments throughout key markets in the United States and internationally. Drawing upon decades of experience and market-specific knowledge, DEDM offers a multidisciplinary approach that includes comprehensive in-house research, planning and design, marketing and sales. DEDM ranks among the most prominent sales and marketing firms in New York and Florida, as well as Douglas Elliman's other luxury markets, and employs approximately 88 in-house development professionals. We employ a hybrid broker model where our traditional residential real estate agents work in tandem with our DEDM professionals and leverage their extensive industry relationships for the benefit of DEDM clients. Agents are able to market and sell high-profile developments that enhance their brands and provide additional commission revenue potential. We believe this model provides a competitive advantage to our DEDM business while also increasing the attractiveness of the Douglas Elliman platform to current and prospective agents.

Full-service title insurance business. Douglas Elliman is also engaged in the provision of title insurance services through its subsidiary DE Title Services. DE Title Services acts in the capacity of a title insurance agent and sells title insurance to property buyers and mortgage lenders. DE Title Services is licensed as a title insurance agent in New York. In addition to DE Title Services, in June 2021, we acquired a 50% interest in Partners Land Services LLC, which is engaged in the provision of title insurance services in Florida. Douglas Elliman may explore similar ventures in other real estate markets.

Leading provider of escrow services. In November 2020, Douglas Elliman acquired Portfolio Escrow, an escrow company that is a leader in the California escrow market. After execution of a home purchase contract, purchase funds are deposited by the buyer into a Portfolio Escrow trust account. After all parties agree that the contingencies of the sale contract have been satisfied, Portfolio Escrow delivers all pertinent documents for recording to the appropriate county clerk's office and then releases funds to the seller and any other agreed-upon entity. Portfolio Escrow, as an escrow holder, is paid a fee equal to a percentage of the sales price.

Provider of financing solutions for homeowners. In 2025, Douglas Elliman launched Elliman Capital, an in-house mortgage platform designed to streamline the home financing process for clients seeking both traditional and non-traditional loan products. Elliman Capital currently provides clients in Florida and New York access to an extensive range of loan products including conventional loans, jumbo loans, construction loans, investment property financing, bridge loans, commercial lending, second home mortgages, FHA loans, VA loans, and USDA loans through a strategic alliance with Associated Mortgage Bankers, Inc. ("Associated Mortgage").

Residential Property Management Business (before October 25, 2025). Prior to October 25, 2025, Douglas Elliman was engaged in the management of cooperative, condominium and rental apartment buildings through its previously owned subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management or "DEPM." On October 24, 2025, as part of our focus to continue to position ourselves as the premier, pure-play, luxury real estate brokerage, we sold DEPM for $85 million, subject to customary adjustments for cash, indebtedness, transaction expenses and working capital amounts at closing.

Technology Solutions Supporting Real Estate Services

Our technology strategy leverages best-of-breed, proven legacy technologies and selective partnerships with early-stage, disruptive PropTech companies to support our real estate brokerage and services operations. This strategy supports our stakeholders, including our agents, their clients and our management team, by providing them with access to fast-changing and industry-leading technology. By offering a suite of cutting-edge applications, our open architecture technology infrastructure provides users a "plug and play" environment where new features and functionality can be quickly added for the benefit of our agents and their clients. This helps ensure our technology remains state-of-the-art, vendor optionality is maintained, and our costs are minimized. Examples of our technology platform for Douglas Elliman's agents and their clients are summarized below.

MyDouglas portal supports our agents in managing their business anytime, anywhere and on any device. Our MyDouglas agent portal is built on a native cloud SaaS technology foundation that is designed to rapidly adjust and incorporate new innovative solutions. The user-friendly portal incorporates automated and simplified workflows for agent interactions, expansive data-rich dashboards and reports backed by artificial intelligence, or AI, and integrated data assets. The technology is completely "plug and play" enabled, which supports our ability to quickly adjust our solutions in concert with the digital transformation happening in technology today.

Components of our MyDouglas solution include integrated customer relationship management, email marketing, marketing content creation and management, transaction management, video creation and virtual tours, comparative market analysis, home valuation tools, listing analytics, digital ad campaigns, open house management, new development sales and digital marketing, artificial intelligence, predictive analytics and more.

MyLearning provides our agents and employees with additional development and growth opportunities. Our MyLearning platform enables Douglas Elliman agents and employees to access and participate in live and recorded on-demand training sessions directed at various experience levels and subjects, including professional development, entrepreneurialism, business writing, public speaking and marketing.

Elliman Essentials provides agents and employees with enhanced vendor access. Elliman Essentials provides a curated list of offerings from preferred vendors that Douglas Elliman's approximately 5,800 agents and approximately 400 employees access to source products, services and experiences to enhance business practices and purchase closing gifts for customers. Elliman Essentials can be accessed on our intranet portal, MyDouglas.

Elliman Showroom is a client and customer lifetime concierge solution. We are offering seasoned third-party products into Elliman Showroom, a white-glove homeowners engagement solution that provides access to services such as insurance, moving, telecommunications, utilities, solar home security and home services and facilitates the moving and home management needs of our agents. This simple, "do-it-yourself," end-to-end digital homeowner engagement platform includes more than 40 direct partnerships and integrations across multiple industries.

Elli AI is an Artificial Intelligence assistant application for our agents. Elli AI is designed to save time on manual searches and repetitive tasks and has been initially launched in Florida before rolling out nationally across the United States.

PropTech Investments

As of December 31, 2025, our subsidiary DOUG Ventures, LLC owned investments in PropTech companies and funds (at a carrying value) of approximately $11.4 million. This amounts to approximately 3% of the value of Douglas Elliman's total assets, which totaled approximately $444 million, as of December 31, 2025.

As of December 31, 2025, our PropTech investments included:

- **Rechat:** a lead-to-close, fully mobile technology dashboard for real estate agents including marketing, customer relationship management and transaction-management software. Douglas Elliman has a multi-year services agreement with Rechat for its agents, who are increasingly requesting and requiring superior access to technology and back-office support services. The Rechat technology is a key element of MyDouglas, Douglas Elliman's primary agent portal designed to be our agents' technology front door, and StudioPro, the cloud-based agent portal and marketing tool recently launched by Douglas Elliman that helps integrate all agent resources in one user-friendly suite.

- **Purlin Enterprises Inc:** an automated intelligence company with an end-to-end artificial intelligence operating system for residential real estate, mortgage and title. Purlin, which recently merged with Final Offer, a consumer-facing offer negotiation marketplace, powers multiple platforms for Douglas Elliman including: a personalized collaboration platform to aid in home discovery for agents' clients, an agent "paid social media" integration into MyDouglas that enables intelligent campaigns to promote specific listings, and client and agent portals and automated communications for Portfolio Escrow that also integrate with MyDouglas.

- **Fyxify:** a tech-enabled platform that utilizes direct scheduling and operating technology to avoid the inefficiencies of home repairs.

- **Persefoni AI:** a software-as-a-service, or "SaaS," platform built to enable enterprises of all sizes to measure their carbon footprint accurately, dynamically and regularly across all operations.

- **Tongo:** a financial program that gives real estate agents instant access to future commissions up to 60 days before closing.

- **Guest House:** a tech-enabled company focused on the home staging market.

- **Alpaca:** investment in Getaway House, Inc., a start-up company that provides cabin rental services in rural areas throughout the United States.

- **Infinite Creator:** investment in Infinite Creator, a do-it-yourself video creation app that allows any agent with a phone to walk through a guided process and film the key pieces for a high-end luxury presentation video.

- **PropTech Venture Capital Funds:** investments in the following venture capital funds providing us with exposure to opportunities in the emerging PropTech industry.

  ◦ **Camber Creek Venture Capital Funds:** two funds that invest in a diversified pipeline of new PropTech ventures.

  ◦ **Sum Ventures:** a fund that invests in growth companies in PropTech, FinTech, and CleanTech industries.

  ◦ **MetaProp Venture Capital Fund:** a fund advised or managed by a New York-based venture capital firm.

  ◦ **The Lab PropTech Fund:** a fund advised or managed by a Miami-based firm that aims to invest in emerging technologies with a focus on residential real estate and construction services.

Rechat, Purlin, Tongo, Guest House and Infinite Creator currently provide technology or services to Douglas Elliman. Because these PropTech companies and funds are accounted for as investments, we have not recognized revenue from these PropTech investments to date and do not anticipate recognizing revenue from these PropTech investments in the future.

In 2024, DOUG Ventures monetized two PropTech investments, LiveEasy and Bilt, and recorded gains of $4.6 million and $1.0 million respectively, for the year ended December 31, 2024. In 2025, DOUG Ventures monetized its remaining investment in Bilt Technologies, Inc. and recorded a gain of $1.2 million for the year ended December 31, 2025.

Our Competitive Strengths

Leading luxury brand with a strong presence in markets where we have brand recognition and brand equity. We have a strong presence in most major luxury real estate markets in the United States, including New York, Florida, California, Texas, Colorado, Nevada, Massachusetts as well as the Washington, D.C. Metro area, which includes Maryland, Virginia and Washington D.C. Further, we have established a reputation for luxury and trust, which we believe has differentiated our brand from those of our peers. To build on this established brand presence, Douglas Elliman produces proprietary content and generates earned media regarding a range of relevant topics — including brand initiatives, exclusive listings, new development projects and closed deals — that resonate with our clients and contribute to a strong share of voice across all major markets in which we operate and enhances the professional credibility of agents and executives whose thought leadership is often sought by major global media outlets.

Experienced team of talented agents and employees. The residential real estate business is built upon personal relationships, and we have long believed Douglas Elliman's team of approximately 580 employees and approximately 5,800 agents (including 4,492 Principal Agents), as of December 31, 2025, distinguishes us from other residential real estate brokerage firms. We define principal agents as number of teams, plus the number of individual agents not on teams.

Leading new development marketing platform. DEDM offers leading expertise in sales, leasing, and marketing for new developments in New York City, Long Island, the Hamptons, New Jersey, South Florida, California, Massachusetts and Texas, as well as throughout the United States and internationally. We believe Douglas Elliman's "hybrid" platform of involving both experienced new development experts and skilled brokerage professionals provides highly differentiated expertise and real-time market intelligence to its clients.

Technology that we believe is industry-leading and supports recruitment and retention of agents. We provide our agents with what we believe is the most advanced set of digital-and mobile-enabled tools and resources in the residential brokerage industry, including cloud-based agent portal, workflow processing, commission system, customer acquisition tools, Innovation Lab, customer relationship management ("CRM") and marketing tools. These tools are designed to support agent productivity, earnings potential and satisfaction, and we believe they enhance our efforts to recruit and retain high-performing agents.

Growth Strategy

Grow our presence in our existing markets and expand our footprint into adjoining and international markets. We believe there is a significant opportunity to expand our presence, as well as the Douglas Elliman brand, in both our current, as well as new markets. We strategically aim to build on our leadership position in the New York metropolitan area, which includes New York City, Long Island, the Hamptons, Westchester, Connecticut and New Jersey, while entering and expanding in complementary markets as well as key markets in Florida, California, Texas, Colorado, Nevada, Massachusetts, Maryland, Virginia and Washington, D.C., where the Douglas Elliman brand has strong awareness and brand equity. Abroad, Elliman International has expanded the Douglas Elliman brand to France, Monaco, and Saint Barthélemy in 2025. To support this strategy, in 2026, Douglas Elliman has launched two growth teams - the "Market Growth" team and "New Markets" team - and these teams will opportunistically recruit agents (acqui-hires) by highlighting our competitive advantage in serving the luxury real estate sector. The Market Growth team will focus on expanding our footprint within current markets, while the New Markets team will pursue expansion into new domestic and international markets.

Continue executing the growth strategy of DEDM. Our hybrid DEDM platform matches experienced new development experts with skilled brokerage professionals to provide differentiated expertise and real-time market intelligence to DEDM's developer clients. We believe there is a clear path to growth through expansion into new markets.

Provide ancillary services to enhance the client experience and drive growth. We are seeking, through investment and acquisition, to expand and optimize our ancillary real estate services that allow our agents and our other businesses to enhance the client experience and drive growth in revenues and earnings. These services include escrow, title, mortgage finance, notary, staging, renovation, security, moving, capital fundraising for developers, and more. Elliman Capital, a new initiative, offers traditional and non-traditional luxury home financing, foreign national and investment property loans, refinancing, and other custom and specialty lending solutions through an alliance with Associated Mortgage. We expect technology to be a key differentiator as we grow our ancillary services businesses, in terms of adoption by our agents, delivery to their clients and disruption of traditional business models not yet transformed by technology.

Continue to recruit best-in-class agents. Our recognized brand, combined with DEDM and the technology resources provided to our agents, support our ability to recruit experienced, high-performing agents. Leveraging regional recruiting teams, along with CRM and other necessary technology support, we seek to continue recruiting best-in-class talent at all levels.

Relentlessly pursue operational efficiencies. We have an ongoing, firm-wide focus on expense control, operational efficiency and profitability. Consequently, we have and continue to restructure marketing and technology agreements and have consolidated redundant office leases. We continue to analyze opportunities to create operational efficiencies.

Human Capital

We have long believed that the diversity and talent of our people provides a competitive advantage to Douglas Elliman. As of December 31, 2025, we employed approximately 580 employees, including 180 employees at Douglas Elliman's brokerage headquarters in New York City.

Real Estate Brokerage. The residential real estate business is built upon personal relationships and we have long believed Douglas Elliman's team of employees as well as approximately 5,800 agents distinguish us from other residential real estate brokerage firms. Forbes recognized Douglas Elliman in its 2023 list of America's best employers. We believe this recognition is a testament to the hard work and resiliency of the Douglas Elliman family. We are proud that women are well represented in our leadership as they comprise 46% of our "Executive/Senior Level officers and managers" and 64% of our "First/Mid-Level officials and managers."

While most of Douglas Elliman's employees are located in the New York and Miami metropolitan areas, our agents are primarily located in the New York metropolitan area, as well as Florida, California, Texas, Colorado, Nevada, Massachusetts, Maryland, Virginia, and Washington, D.C. In an effort to continue to foster relationships with our employees and agents, Douglas Elliman's management implemented the following initiatives:

- At Douglas Elliman we regularly host company-wide virtual town halls, podcasts, and communications across all regions. These town halls are intended to promote a spirit of camaraderie, educate our employees and agents, and strengthen our culture of connectivity and entrepreneurialism.

- In 2025, we hosted the record-breaking virtual Elliman Summit, a three-day event that brought together approximately 10,000 participants across more than 30 sessions. The Summit featured top coaches and agents from around the country who shared their expertise, strategies, and experiences.

- We hosted 400 agents and executives for a three-day live experience at the Wynn Las Vegas in 2025. The luxury event included a robust agenda of speakers, peer-to-peer agent panels and world-class entertainment, all designed to build agent referral networks, enhance Elliman culture and community, strengthen brand loyalty amongst agents and attract recruits from competing firms.

- We also continued our Elliman Empower program where we provided open office hours, offering personalized support 3–4 times per week to answer questions, explore tools, and refine skills to enhance the success for our agents.

- We continued to support diversity efforts, including sponsoring Aspen Gay Ski Week, matching employees' and agents' contributions to the NAACP Legal and Education Fund, the AAPI Community Fund and various other health and social charitable organizations.

- Through our robust community minded platform Elliman Cares, we continue to support organizations benefiting victims of various Florida hurricanes, California wildfires, Texas and Puerto Rico flood disasters and the Ukraine Humanitarian Crisis Fund of the American Red Cross. Douglas Elliman also supports health driven organizations including God's Love We Deliver, Project Angel Food, and the American Cancer Society. Our annual bike-a-thon, The Ride for Love, has raised more than a million dollars to date for God's Love We Deliver.

  In addition, Douglas Elliman offers comprehensive benefit programs to its employees which provide them with, among other things, medical, dental, and vision healthcare; 401(k) matching contributions; paid parental leave; and paid vacation time.

We value employee wellness and as such, we also provide an Employee Assistance Program offering virtual support services from healthcare to mental health.

We will continue to listen, while engaging and connecting with our employees and agents, to further our human capital management objectives.

Government Regulation

We operate in an increasingly complex legal and regulatory environment. Our business and the products and services that we offer are affected by a continually expanding and evolving range of local, state, federal, and international laws and regulations. For additional information on government regulation refer to Part I, Item 1A "Risk Factors—Risks Related to Our Real Estate Business—Industry structure changes that disrupt the functioning of the residential real estate market, including as a result of litigation or regulatory scrutiny, could materially adversely affect our operations and financial results" and "Risk Factors—Risks Related to Our Real Estate Business—Our international expansion and launch of Elliman International may subject us to different or greater risks from those associated with our operations in the United States."

Available Information

Our website address is www.elliman.com. We make available free of charge on the Investor Relations section of our website (https://investors.elliman.com/overview/default.aspx) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. We also make available through our website other reports filed with the SEC under the Exchange Act, including our proxy statements and reports filed by officers and directors under Section 16(a) of that Act. Copies of these filings are also available on the SEC's website. Copies of our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee charter, Compensation and Human Capital Committee charter and Corporate Responsibility and Nominating Committee charter have been posted on the Investor Relations section of our website and are also available in print to any stockholder who requests it. We do not intend for information contained in, or available through, our website to be part of this Annual Report on Form 10-K.

ITEM 1A.   *RISK FACTORS*

Our business faces many risks. Below we describe the known material risks that we face. There may be additional risks that we do not yet know of or that we do not currently perceive to be significant that may also impact our business. Each of the risks and uncertainties described below could lead to events or circumstances that have a material adverse effect on the business, results of operations, cash flows, prospects, as well as our financial condition, which in turn could negatively affect the value of our common stock. You should carefully consider and evaluate all information included in this report and any subsequent reports that we may file with the SEC or make available to the public before investing in our securities.

Risks Associated with Our Real Estate Business

We are subject to risks relating to the real estate industry.

The health of the U.S. real estate industry impacts our success and the industry is significantly affected by changes in economic and political conditions in the United States and internationally as well as real estate markets, which could adversely impact our real estate business and returns on our investments, trigger defaults in project financing, cause cancellations of property sales, reduce the value of our properties or investments and could affect our results of operations and liquidity. The real estate industry is cyclical and is significantly affected by changes in general and local economic conditions which are beyond our control. Because our revenue primarily consists of sales commissions and transaction fees, any industry slowdown could result in a decline in the total number of residential real estate transactions executed by our agents and could adversely affect our business, financial condition and results of operations.

These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general economic condition of the United States and the global economy. The real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic environment. Lack of available credit or lack of confidence in the financial sector could adversely impact the real estate market.

Any of the following could be associated with cyclicality in the real estate market by halting or limiting a recovery in the residential real estate market, and consequently have an adverse effect on our business by causing periods of lower growth or a decline in the number of home sales and/or property prices which in turn could adversely affect our revenue and profitability:

- periods of economic slowdown or recession;

- rising interest rates and inflation;

- the general availability and cost of mortgage financing;

- a negative perception of the market for residential real estate;

- commission pressure from brokers who discount their commissions;

- an increase in the cost of homeowners' insurance for owners of single-family homes and condominium associations;

- weak credit markets;

- a low level of consumer confidence in the economy and/or the real estate market;

- instability of financial institutions, which may result in, among other things, depository banks not honoring escrow and trust deposits held by certain of our subsidiaries;

- legislative, tax or regulatory changes that could adversely impact the real estate market, including, but not limited to, potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities that provide liquidity to the U.S. housing and mortgage markets, and potential limits on, or elimination of, the deductibility of certain mortgage interest expense and property taxes;

- a decline in the affordability of homes;

- declining demand for real estate;

- declining home ownership rates, declining demand for real estate and changing social attitudes toward home ownership;

- acts of God, such as hurricanes, earthquakes and other natural disasters, or acts or threats of war or terrorism; and/or

- adverse changes in global, national, regional and local economic and market conditions, particularly in the New York metropolitan area and the other markets where we operate.

We are impacted by the performance of the real estate markets in the New York metropolitan area and there may be a reduction in the attractiveness of those markets as well as the other markets in which we operate.

Our business significantly depends on sales transactions for residential property in the New York metropolitan area, and we derived approximately 50% of our revenues in 2025, 49% of our revenues in 2024 and 51% of our revenues in 2023 from the New York metropolitan area. There may be a reduction in the attractiveness of the real estate markets of the New York metropolitan area and the other markets in which we operate.

Beginning with the Tax Cuts and Jobs Act of 2017 (the "2017 Tax Act") and continuing with the One Big Beautiful Bill Act (the "OBBBA"), mortgage interest deductions as well as state and local income and property tax deductions have been limited since 2018. The loss of the use of these deductions has encouraged residents of states with high income and property taxes and costs of housing to migrate to states with lower tax rates and housing costs. In 2025, approximately 64% of our closed sales occurred in New York, California, Connecticut, New Jersey and Massachusetts, and a migration of residents from these markets or a reduction in the attractiveness of these markets as a place to live could adversely impact demand for our products and services.

We are also impacted by the attractiveness of New York City as a place to live and invest in and its status as an international center for business and commerce. If New York City's economy stagnates or contracts or if there are significant concerns or uncertainty regarding the strength of New York City's economy due to domestic, international or global macroeconomic trends, or other factors (including, in particular, any matters which adversely affect New York City's status as an international center for business and commerce or the economic benefits of New York City's financial services industry), the New York metropolitan area may become a less attractive place to live, work, study or to own residential property for investment purposes. The attractiveness of New York City may also be negatively affected by other factors, including high residential property sales prices or rents (or a risk or perceived risk of a fall in sales prices in the future), high costs of living, the impact of the 2017 Tax Act and the OBBBA, the impact of changes in state tax law, such as the real estate transfer tax on luxury property, and negative perceptions surrounding quality of life, safety and security (including the risk or perceived risk of acts of terrorism or protests).

Any reduction in the attractiveness of New York City as a place to live or a place to invest in residential real estate and any matters which adversely affect New York City's status as an international center for business and commerce could result in a reduction, by volume and/or by value, in residential property sales transactions in the New York metropolitan area.

There could be a lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms.

The monetary policy of the U.S. government, and particularly the Federal Reserve Board, which regulates the supply of money and credit in the United States, significantly affects the availability of financing at favorable rates and on favorable terms, which in turn significantly affects the domestic real estate market.

We believe that low mortgage rates were a significant factor in the trend in increased homeowner equity and growth in home prices and sales through 2021. In March 2022, the Federal Reserve Board began increasing its primary policy interest rate as well as reducing the size of its balance sheet. Consequently, mortgage interest rates significantly and rapidly increased. Changes in the Federal Reserve Board's policies, the interest rate environment and mortgage market are beyond our control and difficult to predict. Beginning in 2022, the cost of financing for homebuyers increased significantly, which resulted in higher monthly payment costs that make homes less affordable to purchasers and these conditions have continued. We believe these higher interest rates also reduced home inventory because many sellers considering a move faced higher monthly payment costs because of moving. Consequently, both of these trends resulted in a decline of transaction volume since 2021 and, if these trends continue, could eventually result in lower home prices. As the Federal Reserve lowered the federal funds rate by a total of 100 basis points in 2024 and 75 basis points in 2025, mortgage rates have remained relatively high but have since been declining.

The high interest rate environment may negatively impact and, until the interest rate environment meaningfully improves, it would be expected to negatively impact multiple aspects of our business, as increases in mortgage rates (as well as prolonged periods of high mortgage rates) generally have an adverse impact on transaction volume, housing affordability, and title, escrow, mortgage and refinancing volumes. If existing transactions were to remain at depressed levels or decline further (due to the high mortgage rate environment or otherwise), we would also expect to experience decreased title, escrow, mortgage origination and refinancing activity.

In addition, the imposition of more stringent mortgage underwriting standards or a reduction in the availability of alternative mortgage products could also reduce homebuyers' ability to access the credit markets on reasonable terms and adversely affect the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes. This could result in a decline in the number of home sale transactions or mortgage and refinancing activity.

Changes in the Federal Reserve's policies, the interest rate environment, and the mortgage market are beyond our control, are difficult to predict, and could have a material adverse effect on our business, results of operations and financial condition. A significant decline in the number of transactions or title, escrow, mortgage and refinancing activity due to any of the foregoing would adversely affect our financial and operating results, which may be material.

Declining home inventory levels have resulted in insufficient supply, which has negatively impacted home sale transactions.

The success of our business depends on the ability of our brokers and agents to sell homes. Home inventory levels have been declining in certain markets in recent years due to factors outside our control, including the pace of new housing construction, macroeconomic conditions, and, recently, the reluctance of sellers to move due to increases in mortgage costs of new homes and real estate industry businesses that purchase homes for long-term rental or corporate use. This decline has caused more homeowners to remain in their homes, reducing the volume of home sale transactions closed by our brokers and agents. Historically low home inventory levels could have a material adverse effect on our business, financial condition and results of operations.

Consumers may adopt alternatives to full-service agents.

A significant change in consumer sales that eliminates or minimizes the role of the agent in the real estate transaction process could have an adverse effect on our business. These options may include direct-buyer companies (also called iBuyers) that purchase directly from the seller at below-market rates in exchange for speed and convenience and then resell them shortly thereafter at market prices, and discounters who reduce the role of the agent to offer sellers a low commission or a flat fee while giving rebates to buyers. Consumer preferences regarding buying or selling houses and financing their home purchase will determine if these models reduce or replace the long-standing preference for full-service agents.

We depend on a strong brand, and any failure to maintain, protect and enhance the Douglas Elliman brand would have an adverse effect on our ability to grow our real estate brokerage business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing Douglas Elliman as a premium real estate brokerage brand is critical to growing our business. If we do not successfully build and maintain a strong brand, our real estate brokerage business could be negatively impacted. Preserving and increasing the quality of the Douglas Elliman brand may require us to make substantial investments in areas such as marketing, community relations, outreach technology and employee training. Douglas Elliman actively engages in print and online advertisements, social media, targeted promotional mailings and email communications and engages on a regular basis in public relations and sponsorship activities. There is no assurance that those activities will maintain or enhance Douglas Elliman's brand awareness.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our agents, our growth strategies or the ordinary course of our business or our brokerage business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brand, such as actions taken (or not taken) by one or more agents relating to health, safety, welfare or other matters; cybersecurity incidents; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at Douglas Elliman or others. Further, we have licensed the use of our name and certain of our intellectual property in connection with our sale of our property management business and our Elliman International business. Therefore, our brand may be negatively impacted by the actions of third parties as well. Douglas Elliman's brand value could diminish significantly if any such incidents or other matters erode consumer confidence in it.

The failure of third-party vendors or partners to perform as we expect or appropriately manage risks, or our failure to adequately monitor third-party performance, could result in harm to our reputation and ability to generate revenue.

We engage with third-party vendors and partners in a variety of ways, including strategic collaborations and the development and delivery of applications, employing key internal operational processes and critical client systems. In many instances, these third parties are in direct contact with our agents and customers to deliver services on our behalf or to fulfill their role in the applicable collaboration. In some instances, these third parties may be in possession of personal information of our customers, agents or employees. In other instances, these third parties may play a critical role in developing products and services central to our business strategy. Our third-party partners may encounter difficulties in the provision of required deliverables or may fail to provide us with timely services, which may delay us, and also may make decisions that may harm us or that are contrary to our best interests, including by pursuing opportunities outside of the applicable Company project or program, to the detriment of such project or program.

If our third-party partners or vendors (or their respective vendors) were to fail to perform as we expect, fail to appropriately manage risks, provide diminished or delayed services to our customers or face cybersecurity breaches of their information technology systems, or if we fail to adequately monitor their performance, our operations and reputation could be materially adversely affected, in particular any such failures related to the development of key products. Depending on the function involved, vendor or third-party application failure or error may lead to increased costs, business disruption, distraction to management, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, effects on financial reporting, loss of customers, damage to our reputation, or litigation, regulatory claims and/or remediation costs (including claims based on theories of breach of contract, vicarious liability, negligence or failure to comply with laws and regulations). Third-party vendors and partners (or their respective vendors) may also fail to maintain or keep adequate levels of insurance, which could result in a loss to us or expose us to litigation. The actions of our third-party vendors and unaffiliated third-party developers are beyond our control. We face the same risks with respect to subcontractors that might be engaged by our third-party vendors and partners or their subcontractors.

The real estate brokerage business in our markets is extremely competitive.

We compete with other multi-office independent real estate organizations and with franchise real estate organizations competing in local areas. Competition is particularly intense in the densely populated metropolitan areas of New York City, South Florida and Los Angeles in which we operate. In addition, in the real estate brokerage industry, new participants face minimal barriers to entry into the market. We also compete for the services of qualified licensed agents. The ability of our brokerage offices to retain agents is generally subject to numerous factors, including the sales commissions they receive, advertising support, technology and ancillary real estate service offerings and perception of brand value. Some of our competitors may have greater financial resources than we do to enhance their value proposition to agents and consumers. Recent consolidation in our industry also could allow larger competitors, which have greater access to capital, the ability to scale and pursue strategies to outperform their competitors. This could include offering exclusive programs or the broad adoption of private listings accessible only through their agents, which could harm our ability to recruit and retain agents and/or limit the supply of listings our agents have access to. Failure to compete effectively could have a material adverse effect on our business, financial condition and results of operations.

Our real estate brokerage business depends on the success of our agents.

Our real estate brokerage offices generate revenue in the form of commissions and service fees. Accordingly, our financial results depend upon the operational and financial success of our brokerage offices and our agents. As mentioned above, there is significant competition among brokerage firms for the services of high producing agents and we may be unable to recruit and retain agents.

Contractual obligations related to confidentiality and noncompetition may be ineffective or unenforceable against departing employees.

Our operations are dependent on the efforts, abilities and experience of our employees, and we compete for their services. We have contracts with certain employees that include provisions preventing them from competing with us both during and after the term of our employment contracts with them. Enforceability of the non-compete agreements that we have in place is not guaranteed, and contractual restrictions could be breached without discovery or adequate remedies. On July 9, 2021, President Biden signed an executive order encouraging the Federal Trade Commission ("FTC") to curtail unfair use of non-compete agreements and other agreements that may unfairly limit worker mobility. In April 2024, the FTC enacted a rule that prohibited employers from entering into non-compete clauses with workers and require employers to rescind existing non-compete clauses. Shortly after enactment, the rule was subject to various legal challenges and the rule was set aside by the U.S. District Court for the Northern District of Texas. In addition, the New York state legislature passed legislation in 2023 that would have prohibited most non-compete agreements between employers and workers in New York State, although it was not ultimately enacted. It is possible that additional similar legislation may be introduced in the future. We are monitoring developments related to these proposed laws for any potential impact on the arrangements we enter into with third parties, including our real estate agents.

Any decrease in our gross commission income or the percentage of commissions that we collect may harm our business, results of operations and financial condition. Our gross commission income or the percentage of commissions that we collect may decline.

Our business model depends upon our agents' success in generating gross commission income, which we collect and from which we pay to them net commissions. Real estate commission rates vary by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market, or across the industry, in the future. Customary commission rates could change due to market forces locally or industry-wide, as well as due to regulatory or legal changes in such markets, including because of litigation or enforcement actions. In addition, there can be no assurance that we will be able to maintain the percentage of commission income that we collect from our agents. If industry conditions change, we may be forced to reduce the percentage of commissions that we collect from our agents. See — *"Industry structure changes that disrupt the functioning of the residential real estate market, including as a result of litigation or regulatory action, could materially adversely affect our operations and financial results."*

Negligence or intentional actions of real estate agents engaged by us could materially and adversely affect our reputation and subject us to liability.

Our operations rely on the performance of real estate agents. If our agents were to provide lower quality services to our customers or engage in negligent or intentional misconduct, our image and reputation could be materially adversely affected. In addition, we have previously been subject to and could continue to be subject to public scrutiny as well as litigation and regulatory claims arising out of our agents' performance of brokerage services or other conduct, which if adversely determined, could result in substantial financial or legal penalties.

There may be adverse financial and operational consequences to us if independent real estate agents are reclassified as employees.

Although the legal relationship between residential real estate brokers and licensed real estate agents throughout most of the real estate industry historically has been that of independent contractors, newer rules and interpretations of state and federal employment laws and regulations, including those governing employee classification and wage and hour regulations in our and other industries, may impact industry practices and our company-owned brokerage operations.

Significant agent reclassification determinations in the absence of available exemptions from minimum wage or overtime laws, including damages and penalties for prior periods (if assessed), could be disruptive to or otherwise have an adverse effect on our business or constrain our operations in certain jurisdictions.

We may not be able to maintain or establish relationships with multiple listing services ("MLSs") and third-party listing services, which could limit the information we are able to provide to our agents and clients.

Our ability to attract agents and appeal to clients depends upon providing and maintaining a robust number of listings. To provide these listings, we maintain relationships with multiple listing services and other third-party listing providers and aggregators, as well as our agents themselves to include listing data in our services. Certain of our agreements with real estate listing providers are short-term agreements that may be terminated with limited notice. The loss of existing relationships with listing providers, whether due to termination of agreements or otherwise, changes to our rights to use listing data, or an inability to continue to add new listing providers, may cause our listing data to omit information important to our agents or clients. Any loss or changes to our rights to use listing data or add listings, or any similar loss of rights in the markets we serve, could negatively impact agent and client confidence in the listing data we provide and reduce our ability to attract and retain agents.

Goodwill and indefinite-lived intangible asset impairment charges may adversely affect our operating results and financial condition.

We have a substantial amount of goodwill and other intangible assets on our balance sheet. As of December 31, 2025, we had approximately $32.2 million of goodwill and $71.7 million of trademarks and other intangible assets related to Douglas Elliman. Goodwill, trademarks and other identifiable intangible assets must be tested for impairment at least annually, or more frequently if indicators of potential impairment exist. The fair value of the goodwill assigned to a reporting unit could decline if projected revenues or cash flows were to be lower in the future due to the effects of the global economy or other causes. If the carrying value of intangible assets or of goodwill were to exceed its fair value, the asset would be written down to its fair value, with the impairment loss recognized as a non-cash charge in our consolidated statement of operations. For example, changes in our future outlook of the Douglas Elliman Realty, LLC reporting unit could result in an impairment loss.

The goodwill and indefinite-lived intangible asset impairment analyses are sensitive to changes in key assumptions used, such as discount rates, revenue growth rates, operating margin percentages of the business, and royalty rates as well as current market conditions affecting the residential real estate market industry including inventory levels and elevated mortgage rates. Disruptions in global credit and other financial markets and deteriorating economic conditions, including the impact of inflation or elevated interest rates, could, among other things, cause us to negatively adjust the key assumptions used in the valuations.

Given economic uncertainty and other factors affecting management's assumptions underlying the valuation of our goodwill and indefinite-lived intangible assets, the assumptions and projections used in the analyses may not be realized and our current estimates could vary significantly in the future, which may result in an additional goodwill or indefinite-lived intangible asset impairment charge. We may experience additional unforeseen circumstances that adversely affect the value of our goodwill or intangible assets and trigger an evaluation of the amount of recorded goodwill and intangible assets. Future write-offs of goodwill or other intangible assets as a result of an impairment in the business could have a material adverse impact on our results of operations and stockholders' equity.

As part of our annual impairment test, we utilized third-party valuation specialists to prepare a quantitative assessment of the Company's goodwill and trademark intangible assets, based on the current market conditions in the residential real estate brokerage industry which did not result in impairment charges related to its goodwill or trademark for the year ended December 31, 2025. If we fail to achieve the financial projections used in the quantitative assessments of fair value and current market conditions deteriorate, impairment charges could result in future periods, and such impairment charges could be material.

Industry structure changes that disrupt the functioning of the residential real estate market, including as a result of litigation or regulatory scrutiny, could materially adversely affect the Company's operations and financial results.

Through its brokerages, the Company participates in MLSs and is a member of NAR and state real estate associations and, accordingly, is subject to each group's rules, policies, data licenses, and terms of service. The rules of each MLS to which the Company belongs can vary widely and are complex.

From time to time, certain industry practices, including NAR and MLS rules, have come under regulatory scrutiny and, more recently, have been subject to private litigation. There can be no assurances as to whether the Department of Justice (the "DOJ") or FTC, their state counterparts, or other governmental bodies will determine that any industry practices or developments have an anti-competitive effect on the industry. Any such determination could result in industry investigations, legislative or regulatory action, private litigation or other actions, any of which could have the potential to disrupt the Company's business.

In addition, private litigants have filed several antitrust suits against the NAR and certain real estate brokerage firms, some of which the DOJ has intervened in, that allege certain NAR and MLS rules are anti-competitive under federal and state antitrust laws and result in increased costs to consumers. Certain of these antitrust suits have resulted in settlement agreements, pursuant to which the settling real estate brokerage companies have agreed to injunctive relief that requires those companies to implement practice changes in their brokerage operations. On October 31, 2023, a federal jury in the Western District of Missouri found in favor of a class of plaintiffs of home sellers from April 2015 to June 2022 in three states, and awarded damages of approximately $1.78 billion (which was subject to statutory treble damages) for anticompetitive behavior in violation of federal antitrust laws arising from NAR's requirement that sellers' agents for MLS-listed properties offer to pay a portion of commissions received on the sale of such properties to buyers' agents (the *Sitzer/Burnett* case). The Company is not a defendant in the *Sitzer/Burnett* case.

Following the federal jury decision in the *Sitzer/Burnett* case on October 31, 2023, several additional putative class action lawsuits were filed against NAR and additional real estate brokerage firms, including the Company, alleging anticompetitive conduct similar to that in the *Sitzer/Burnett* case in violation of federal and state antitrust laws, consumer protection claims and other state law claims. The Company was named as a defendant in a number of cases in Missouri, Illinois and New York. On April 26, 2024, we entered into a settlement agreement (the "Settlement Agreement") to resolve, on a nationwide basis, the *Gibson* and *Umpa* cases in the U.S. District Court for the Western District of Missouri (the "Lawsuits"). The settlement resolves all claims on a nationwide basis by the plaintiffs and proposed settlement class members (sellers of residential real estate) in the Lawsuits, which includes, but is not limited to, all claims concerning brokerage commissions by the proposed settlement class members that were asserted in other lawsuits against us (collectively, the "Claims"), and releases us, including our subsidiaries, and affiliated agents from all Claims. The Settlement Agreement is currently being challenged on appeal in the U.S. Court of Appeals for the Eighth Circuit, and there can be no assurances that the Settlement Agreement will be upheld on appeal. In the event the appeal is successful, the Company could be subject to further liabilities in the various seller class action litigation that is pending or that could be filed. Under the Settlement Agreement, we paid $7.75 million into an escrow fund on June 12, 2024, $5.0 million into an escrow fund on December 29, 2025, and agreed to pay an additional $5.0 million contingent payment subject to certain financial contingencies on or before December 31, 2027 (collectively, the "Settlement Amount"). In addition, we may become involved in additional legal proceedings concerning the same or similar claims and currently are a defendant in the buyer-side class action Lutz lawsuit, pending in the U.S. District Court for the Southern District of Florida, No. 4:24-cv-10040 (KMM).

Any of the foregoing litigation (including any related settlement agreements) or subsequent regulatory action, if successful, could result in significant changes or disruptions to industry practices of the residential real estate market, including changes or disruptions to buyers' agent's commissions, and could negatively affect our financial condition and results of operations. Such consequences may reduce our revenues, require additional expenditure, or distract our management's attention from pursuing its growth strategy.

We could experience meaningful changes in industry operations or structure, as a result of governmental pressures, the result of litigation, changes to NAR or MLS rules, the actions of certain competitors or the introduction or growth of certain competitive models.

Infringement, misappropriation or dilution of the intellectual property of Douglas Elliman could harm our business.

We believe the trademark portfolio of Douglas Elliman has significant value and is an important factor in the marketing of our brand. We believe that this and other intellectual property are valuable assets that are critical to our success. We rely on a combination of protections provided by contracts, as well as copyright, trademark, and other laws, to protect our intellectual property from infringement, misappropriation or dilution. We have registered certain trademarks and service marks and have other trademark and service mark registration applications pending in the U.S. and foreign jurisdictions. Although we monitor our trademark portfolio both internally and through external search agents and impose an obligation on agents to notify us upon learning of potential infringement, there can be no assurance that we will be able to adequately maintain, enforce and protect our trademarks or other intellectual property rights.

We are not aware of any challenges to our right to use any of our brand names or trademarks. We are commonly involved in numerous proceedings, generally on a small scale, to enforce our intellectual property and protect our brand. Unauthorized uses or other infringement of our trademarks or service marks, including ones that are currently unknown to us, could diminish the value of our brand and may adversely affect our business. Failure to adequately protect our intellectual property rights could damage our brand and impair our ability to compete effectively. Even where we have effectively secured statutory protection for our trademarks and other intellectual property, our competitors may misappropriate our intellectual property. Defending or enforcing our trademark rights, branding practices and other intellectual property, and seeking an injunction and/or compensation for misappropriation of confidential information, could result in the expenditure of significant resources and divert the attention of management.

Moreover, unauthorized third parties may use Douglas Elliman's intellectual property to trade on the goodwill of our brand, resulting in consumer confusion or dilution. Any reduction of our brand's goodwill, consumer confusion, or dilution is likely to impact sales.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and services. Failure to renew or expand existing licenses may require us to modify, limit or discontinue certain offerings.

We rely on products, technologies and intellectual property that we license from third parties for use in our services. There is no assurance that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products and technologies that include or incorporate licensed intellectual property.

We cannot be certain that our licensors are not infringing the intellectual property rights of others or that our suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our services containing that technology could be severely limited and our business could be disrupted or otherwise harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings.

We rely on traffic to our websites, including our flagship website, elliman.com, directed from search engines. If these websites fail to rank prominently in unpaid search results, traffic to these websites could decline and our business would be adversely affected.

Our success depends in part on our ability to attract users through unpaid internet search results on search engines. The number of users we attract to our websites, including our flagship website elliman.com, from search engines is due in large part to how and where our websites rank in unpaid search results. These rankings can be affected by several factors, many of which are not under our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies or design layouts. As a result, links to our websites may not be prominent enough to drive traffic to our websites, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings to promote their own competing services or the services of one or more of our competitors. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate fluctuations in the future. Any reduction in the number of users directed to our websites could adversely affect our real estate brokerage business and results of operations. Further, a failure of our websites or website-based technology, either due to malfunction, outside intrusion through hacking or otherwise, could significantly disrupt our business and lead to reduced revenue and reputational damage as we may not be able to effectively scale and adapt our existing technology and network infrastructure to ensure our platforms are accessible.

Cybersecurity incidents could disrupt our business operations or could result in the loss of critical and confidential information, which may adversely impact our reputation and harm our business.

Global cybersecurity threats and incidents can range from uncoordinated individual attempts that gain unauthorized access to information technology systems, both internally and externally, to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our affiliated agents. The use of emerging artificial intelligence technologies ("AI"), which are becoming increasingly sophisticated, may further intensify cybersecurity threats and incidents. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and personally identifiable information of our customers. Additionally, we increasingly rely on third-party providers, including cloud storage solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. Our systems and the confidential information on them may also be compromised by employee misconduct or employee error. We and our third-party service providers have experienced, and expect to continue to experience, these types of internal and external threats and incidents, which can result, and have resulted, in the misappropriation and unavailability of critical data and confidential or proprietary information (our own and that of third parties, including personally identifiable information), the disruption of business operations and the loss of funds. For example, in April 2021, we determined that an unauthorized party gained access to Douglas Elliman Property Management's IT network, temporarily disrupted business operations and obtained certain files that contained personal information pertaining to owners and others in buildings managed by employees of Douglas Elliman Property Management. Douglas Elliman Property Management took steps to secure its systems, contacted law enforcement, investigated and enhanced its security protocols to help prevent a similar incident from occurring in the future. Depending on their nature and scope, these incidents could potentially also result in the destruction or corruption of such data and information. Our business interruption insurance may be insufficient to compensate us for losses that may occur. The potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of the services we provide to our customers, increased cybersecurity protection and remediation costs, business disruption and the loss of funds or revenue which in turn could adversely affect our competitiveness and results of operations. Developments in the laws and regulations governing the handling and transmission of personal identifying information in the United States may require us to devote more resources to protecting such information.

Some of our application systems and services contain open-source software, which may pose particular risks to our proprietary software, products, and services.

We use open-source software in our applications systems and services and anticipate using open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open-source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open-source licenses to which our business is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties alleging ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open-source license. The use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage.

We may fail to successfully complete or integrate acquisitions and joint ventures into our existing operations, or to complete or effectively manage divestitures.

We regularly review and evaluate potential acquisitions, joint ventures, divestitures, and other strategic transactions. Potential issues associated with these activities could include, among other things: our ability to complete or effectively manage such transactions on terms commercially favorable to us or at all; our ability to realize the full extent of the expected returns, benefits, cost savings or synergies as a result of a transaction, within the anticipated time frame, or at all; and diversion of management's attention from day-to-day operations. In addition, the success of any future acquisition strategy we may pursue will depend upon our ability to fund such acquisitions given our total outstanding indebtedness, find suitable acquisition candidates on favorable terms and for target companies to find our acquisition proposals more favorable than those made by other competitors. We may not be able to complete or integrate an acquisition or joint venture into our existing operations (including our internal controls and compliance environment), or complete, manage or realize cost savings from a divestiture.

Our international expansion and launch of Elliman International may subject us to different or greater risks from those associated with our operations in the United States.

In June 2025, we launched Elliman International after the end of our strategic alliance with Knight Frank Residential. Elliman International is intended to enable us to directly serve our agents, clients, and developer's international real estate needs, with an initial focus on luxury destinations in Latin America, the Middle East, Europe, Asia Pacific, and other emerging wealth centers outside the United States. While we continue to develop and refine our approach to international operations, there can be no assurance that these efforts will be successful. Entering foreign markets independently presents significant risks and operational challenges that may adversely affect our financial condition and operating results. Our international operations may face risks that are different from those that affect domestic operations. These risks include:

- Exposure to economic conditions and federal, state and local as well as potential international laws and regulations, including those relating to our agents;

- Potential adverse changes in the political stability of foreign countries or in their diplomatic relations with the United States;

- The effect of enacted and proposed tariffs and other trade policies, and related uncertainties in the global economy resulting from such policies;

- Economic instability, and related uncertainties in the global economy, from pressured banking systems, inflation and currency risk, lack of capital, and changing or inconsistent economic policies;

- Costs and incremental expenses associated with complying with a wide variety of foreign laws including laws with respect to real estate brokerage arrangements, agents, employment, corporate governance, operations, taxes, and litigation;

- Difficulties in managing international operations, including difficulties that arise from ambiguities in contracts written in foreign languages and difficulties that arise in enforcing such contracts;

- Aligning international operations with our existing corporate infrastructure and the need to adapt and localize our business platform(s) for specific countries;

- The geographic, time zone, language and cultural differences among personnel in different areas of the world;

- Tax uncertainty, including tax law changes, limited tax guidance and difficulty determining tax exposure or planning tax-efficient structures;

- Restrictions on the ability to obtain or retain licenses, permits and other regulatory approvals required for operation;

- Establishing brand recognition in new markets; and

- Difficulties with managing international operations, including costs and staffing.

We may expand our footprint in such markets by pursuing acquisitions, joint ventures, or other strategic arrangements with local or regional operators in those markets. These partners may have economic or other business interests or goals which are inconsistent with our business interests and goals. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses, affect our brand, and prevent our officers and directors from focusing their time and effort on our business. Further, improper actions taken by any such third parties that we have strategic arrangements with may negatively impact our brand and reputation and potentially lead to direct claims against us and subject us to liability. If we fail to identify, establish, and maintain such relationships or successfully identify and acquire businesses, we may be unable to execute our expansion plans. We expect that our international activities may grow in the future as we pursue opportunities in international markets, which may require significant dedication of management attention and may require significant upfront investment.

In the event that we expand into new international markets, we may have only limited experience in marketing and conducting business in those markets. Such expansion requires significant management attention and financial resources and may require us to attract, retain and manage local agents or personnel in such markets. It could also require us to adapt our marketing and services to local market needs. These factors and risks may negatively affect the success of our international expansion.

Our mortgage business subjects us to additional risks and we may not realize the expected benefits from our mortgage business.

We may not realize the expected benefits from our mortgage business, which will depend, in part, on the successful alliance between us and our alliance partner, Associated Mortgage Bankers, and the successful operation of the business. Our mortgage business is subject to many of the same factors that affect our real estate brokerage and title and escrow services, including: regulatory changes; changes in mortgage underwriting standards; high mortgage rates; changes in real estate market conditions; changes in consumer trends; competition; decreases in operating margins; and changes in economic conditions. The services which our alliance partner is engaged to provide to the mortgage business may deteriorate and cause us to make alternative arrangements. Further, in the event of disagreements with our alliance partner, we may not be able to resolve such disagreements in our favor, which could have a material adverse effect on our mortgage business. In addition, improper actions taking place at our mortgage business may lead to direct claims against us, which, if determined adversely, could increase costs, negatively impact our reputation and subject us to liability for their actions. Our mortgage business may also have regulatory obligations and we or our alliance partner may fail to comply with those obligations, and that failure could also subject us to adverse actions from regulators. Any of the foregoing could have an adverse impact on our results of operations and financial condition.

The use of technology that incorporates AI presents risks relating to confidentiality, creation of inaccurate and flawed outputs and emerging regulatory risk, any or all of which may adversely affect our business and results of operations.

As with many technological innovations, AI presents great promise but also risks and challenges that could adversely affect our business. Sensitive, proprietary, or confidential information of Douglas Elliman, our employees, agents and business partners could be leaked, disclosed, or revealed as a result of or in connection with the use of AI by our employees or agents. Any such information input into a third-party generative AI or machine learning platform could be revealed to others, including if information is used to train the third party's generative AI or machine learning models. Additionally, where a generative AI or machine learning model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. Moreover, generative AI or machine learning models may create incomplete, inaccurate, or otherwise flawed outputs, which may appear correct. Due to these issues, these models could lead us to make flawed decisions that could result in adverse consequences to us, including exposure to reputational and competitive harm, customer loss, and legal liability. In addition, uncertainty in the legal and regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with applicable law, the nature of which cannot be determined at this time. Several jurisdictions have already proposed or enacted laws governing AI and may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. These obligations may prevent or limit our ability to use AI in our business, lead to regulatory fines or penalties, or require us to change our business practices. If we cannot use AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these factors could adversely affect our business, financial condition, and results of operations.

Severe weather events or natural or man-made disasters, including increasing severity or frequency of such events, or other catastrophic events (including public health crises) may disrupt our business.

We have a significant concentration of offices and transactions in geographic regions where home prices are at the higher end of the U.S. real estate market, particularly the east and west coasts. Coastal areas, including California, Florida, New Jersey, New York and Texas are particularly subject to severe weather events (including hurricanes and flooding) and natural disasters. Increasingly, wildfires in the west have been difficult to contain and cover large areas. For example, in early 2025, California experienced significant wildfires. We are monitoring potential effects on the impacted markets and will continue to support our independent sales agents, franchisees and consumers.

The occurrence of a severe weather event or natural or man-made disaster can reduce the level and quality of home inventory and negatively impact the demand for homes in affected areas, which can disrupt local or regional real estate markets, delay the closing of transactions and have an unfavorable impact on home prices, transaction volume, relocation transactions, and title closing units. These effects may be compounded when the taxes or insurance costs associated with homeownership in the affected area are higher than average or the cost of such insurance materially increases in connect with the increasing frequency and severity of weather events or other disasters.

In addition, we could incur damage, which may be significant, to our office locations as a result of severe weather events or natural disasters, and our insurance may not be adequate to cover such losses. More frequent and/or severe weather events and/or long-term shifts in climate patterns exacerbate these risks. Likewise, our business and operating results could suffer as the result of other catastrophic events, including public health crises, such as pandemics and epidemics.

Risks Associated with our PropTech Investments

There are risks inherent in PropTech Investments.

Our PropTech investments involve a high degree of risk. In general, financial and operating risks confronting private companies can be significant. While targeted returns should reflect the perceived level of risk in any investment, there can be no assurance that DOUG Ventures will be adequately compensated for risks taken, and the loss of its entire investment is possible. The investments may be difficult to value, and the timing of any profit realization is highly uncertain. Losses have occurred and may occur in the future.

Private companies often experience unexpected problems in the areas of product development, manufacturing, marketing, financing and general management, which, in some cases, cannot be adequately solved. In addition, such companies may require substantial amounts of financing which may not be available through institutional private placements or the public markets. The percentage of companies that survive and prosper can be small.

Investments in more mature companies in the expansion or profitable stage also involves substantial risks. Such companies typically have obtained capital in the form of debt and/or equity to expand rapidly, reorganize operations, acquire other businesses, or develop new products and markets. These activities involve a significant amount of change in a company and could give rise to significant problems in sales, manufacturing, and general management of these activities.

We may engage in business activities that could result in us holding investment interests in entities which could subject us to regulation under the Investment Company Act of 1940.

Although we are subject to regulation under the Securities Act and the Exchange Act, we believe we are not subject to regulation under the Investment Company Act of 1940 (the "Investment Company Act") insofar as we are not engaged in the business of investing or trading in securities within the definitions and parameters which would make us subject to the Investment Company Act, or holding unconsolidated minority interests in multiple companies and cash that might fall within the "holding company" definitions under the Investment Company Act. We maintain controls and procedures designed to ensure that we will not be subject to regulation under the Investment Company Act. If we engage in business activities that result in us holding minority interests in nonconsolidated entities with significant value, we might become subject to regulation under the Investment Company Act. In such event, we would be required to register as an investment company and incur significant registration and compliance costs. Additionally, the Investment Company Act requires that several structural safeguards, such as an independent board of directors and a separate investment adviser whose contract must be approved by a majority of our stockholders, be put in place within such companies. The Investment Company Act also imposes significant disclosure and reporting requirements beyond those found in the Securities Act and the Exchange Act. Likewise, the Investment Company Act contains its own anti-fraud provisions and private remedies, and it strictly limits investments made by one investment company in another to prevent pyramiding of investment companies, leading to consolidated investment companies acting in the interest of other investment companies rather than in the interest of securities holders. Regulation of Douglas Elliman as an investment company would significantly impair our business plan and operations.

Risks Relating to Our Structure and Other Business Risks

Our quarterly results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

- our ability to attract and retain agents;

- our ability to develop innovative solutions and offer new services on our platform;

- changes in interest rates or mortgage underwriting standards;

- the actions of our competitors;

- costs and expenses related to the strategic acquisitions, investments and joint ventures;

- increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

- changes in the legislative or regulatory environment, including with respect to real estate commission rates and disclosures;

- system failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

- adverse judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

- the overall tax rate for our business and the impact of any changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

- the application of new or changing financial accounting standards or practices;

- changes in real estate market conditions;

- changes in our leadership or senior management; and

- changes in regional or national business or macroeconomic conditions, including because of a pandemic, which may impact the other factors described above.

In addition, our results of operations are tied to certain key business metrics and non-GAAP financial measures that have fluctuated in the past and are likely to fluctuate in the future. Because of such variability, our historical performance, including from recent quarters or years, may not be a meaningful indicator of future performance and period-to-period comparisons also may not be meaningful.

Douglas Elliman Inc. is a holding company and depends on cash payments from our subsidiaries to meet our cash obligations.

Douglas Elliman Inc. is a holding company and includes the Company's investment business that invests in PropTech opportunities through our DOUG Ventures subsidiary. We hold our interests in our business through our wholly owned subsidiaries. In addition to our own cash resources, our ability to meet our cash obligations depends on the ability of our subsidiaries to make cash available to us. Our receipt of cash payments, as dividends or otherwise, from our subsidiaries is an important source of our liquidity and capital resources. If we do not have sufficient cash resources of our own and do not receive payments from our subsidiaries in an amount sufficient to meet our cash obligations, we must obtain additional funds from other sources. There is a risk that we will not be able to obtain additional funds at all or on terms acceptable to us. Our inability to meet our obligations would significantly harm us and the value of our common stock.

We may not pay dividends on our common stock.

Although we have declared dividends on our common stock in the past, any future declarations of cash dividends are subject to the determination and discretion of our board of directors. Accordingly, if no such future dividends are declared, you must rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize any positive return on your investment in our common stock.

Our liquidity could be adversely affected by conditions in the financial markets or the negative performance of financial institutions.

Our available cash and cash equivalents are held in accounts with or managed by financial institutions and consist of cash in our operating accounts and cash and cash equivalents invested in money market funds. The amount of cash in our operating accounts exceeds the Federal Deposit Insurance Corporation ("FDIC") insurance limits. While we monitor our accounts regularly and adjust our balances as appropriate, the valuation of as well as our access to these accounts could be negatively impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. The operations of U.S. and global financial services institutions are interconnected and the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known. To date, we have experienced no material realized losses on or lack of access to our cash held in operating accounts or our invested cash or cash equivalents, however, we can provide no assurances that access to our cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or the negative performance of financial institutions.

In some cases, certain of our subsidiaries act as escrow agents for our agents' clients. As escrow agents, they receive money to hold until certain conditions in the contract of sale are satisfied. Upon the satisfaction of those conditions, they release the funds to the appropriate party pursuant to the contract of sale. The escrowed funds are deposited with various depository banks and may be more than the FDIC insurance limit. If any of our depository banks become unable to honor any portion of these deposits, impacted clients could seek to hold us responsible for such amounts. This could negatively impact our liquidity, results of operations and our reputation.

We may be subject to competing demands and expectations from employees, investors and other third parties relating to environmental, social and governance factors; we may incur additional costs and be exposed to new risks as we respond to these competing demands and expectations.

There is an increasing focus from certain employees, investors, other stakeholders and regulators concerning corporate responsibility, specifically related to environmental, social and governance factors.

Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. The criteria by which companies' corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage if our corporate responsibility procedures or standards do not meet the standards set by various constituencies.

Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, if we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals.

At the same time, opposing viewpoints and sentiment have been gaining momentum in the United States and certain investors, other stakeholders, and regulators may express or pursue opposing views, legislation, and investment expectations with respect to environmental, social and governance initiatives. In addition, several states in the U.S. and the U.S. government have enacted or proposed policies or executive actions restricting such investment practices, some of which may conflict with other regulatory requirements or initiatives that are applicable to our business, resulting in regulatory uncertainty and competing demands on us.

Failure to comply with applicable laws or policies, or to meet stakeholder expectations could materially and adversely impact an investment in our common stock and have an adverse effect on our business.

Loss or attrition among our senior executives or other key employees and our inability to develop our existing workforce and to recruit top talent could adversely affect our financial performance.

Our success is largely dependent on the efforts and abilities of our executive officers and other key employees, our ability to develop the skills and talent of our workforce and our ability to recruit, retain and motivate top talent. Talent management has been and continues to be a strategic priority and our ability to recruit and retain our executive officers and key employees is subject to numerous factors, including the compensation and benefits we pay. Our recruitment and retention efforts may be hindered by cost savings initiatives. The recent weakness in the real estate market and the uncertainties surrounding how the industry may evolve due to litigation and/or regulatory action may restrict our ability to offer competitive compensation which, in addition to the broader uncertainty and potential downsides in the broader real estate market, could hinder our recruitment and retention efforts or make it more difficult to motivate our existing employees. The increasing prevalence of virtual and remote-work arrangements adds additional competition for critical talent. Additionally, the advancement of federal or state laws or regulations seeking to prohibit or limit the use of non-compete clauses with workers could have an adverse impact on our business. If we are unable to internally develop or hire skilled executives and other critical positions, successfully plan for succession of employees holding key management positions, or if we encounter challenges associated with change management or the competitiveness of compensation actually realized by our executive officers and other key employees, our ability to continue to execute or evolve our strategy may be impaired and our business may be adversely affected.

We are periodically subject to claims, lawsuits, government investigations and other proceedings.

We are periodically subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability and consumer complaints, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to NAR or MLS rules regarding buyer-broker commissions as further described in Note 14 to our consolidated financial statements included elsewhere in this Form 10-K), securities laws and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings if the regulatory landscape changes or as our business grows and as we deploy new offerings, including proceedings related to our acquisitions, securities issuances or business practices. See Item 3 "Legal Proceedings."

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us or investigations involving us, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors, officers and employees.

Adverse decisions in litigation or regulatory actions against companies unrelated to us could impact our business practices.

Litigation, investigations, claims and regulatory proceedings against other participants in the residential real estate or relocation industry may impact us when the rulings or settlements in those cases cover practices common to the broader industry and which may generate litigation. Examples may include claims associated with Real Estate Settlement Procedures Act ("RESPA") compliance (including, but not limited to, those related to the broker-to-broker exception, marketing agreements or consumer rebates), broker fiduciary duties, multiple listing service practices, sales agent classification, federal and state fair housing laws, and state laws limiting or prohibiting inducements, cash rebates and gifts to consumers. Similarly, we may be impacted by litigation and other claims against companies in other industries. To the extent plaintiffs are successful in these types of litigation matters, and we cannot distinguish our or their practices (or our industry's practices), we could face significant liability and could be required to modify certain business relationships.

Some of our potential losses may not be covered by insurance. We may not be able to obtain or maintain adequate insurance coverage.

We maintain insurance to cover costs and losses from certain risk exposures in the ordinary course of our operations, but our insurance does not cover all costs and losses from all events. We are responsible for certain retentions and deductibles that vary by policy, and we may suffer losses that exceed our insurance coverage limits by a material amount. We may also incur costs or suffer losses arising from events against which we have no insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in our business may raise our cost of procuring insurance or limit the amount or type of insurance we are able to secure. We may not be able to maintain our current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or agents.

We make a large number of wire transfers in connection with loan and real estate closings and process sensitive personal data in connection with these transactions. Although we have sophisticated fraud detection processes and have taken other measures to continuously improve controls to identify fraudulent activity, we have not been and may not be able to detect and prevent all such activity. Persistent or pervasive fraudulent activity may cause agents or clients to lose trust in us and decrease or terminate their usage of our platform.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, our management is required to assess and issue a report concerning its internal control over financial reporting, and our independent auditors are required to issue an opinion on our internal controls over financial reporting. The rules governing the standards that must be met for management to assess its internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

The trading price of the shares of our common stock has been and is likely to be volatile.

Real estate stocks historically have experienced high levels of volatility. Accordingly, the trading price of our common stock has historically and may in the future fluctuate substantially, due to factors including: loss of investor confidence in, or significant volatility in the market price and trading volume of, companies in the real estate industry; changes in mortgage interest rates; variations in the housing market, including seasonal trends and fluctuations; announcements of new solutions, commercial relationships, acquisitions, or other events by us or our competitors; price and volume fluctuations in the overall stock market; changes in how agents perceive the benefits of our platform and future offerings; the public's reaction to our press releases, other public announcements, and filings with the SEC, or those of other companies in the industries in which we compete; fluctuations in the trading volume of our shares or the size of our public float; sales of large blocks of our common stock; sales, or the anticipated sale, of a substantial amount of our common stock, particularly sales by our directors, executive officers, or large stockholders; fluctuations in our results of operations or financial projections; changes in actual or future expectations of investors or securities analysts; litigation involving us, our industry, or both; governmental or regulatory actions or audits; regulatory developments applicable to our business; real estate market conditions; general economic conditions and trends; major catastrophic events; and departures of key employees.

In addition, if the market for real estate stocks, or the stock market, in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of our common stock might also decline in reaction to events that affect other companies in the real estate industry even if these events do not directly affect us.

Future offerings of debt or equity securities by us may adversely affect the market price of our Common Stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Common Stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations.

Issuing additional shares of our Common Stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Common Stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Common Stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our

Common Stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings.

Changes in accounting standards, subjective assumptions and estimates used by management related to complex accounting matters could have an adverse effect on our reported results.

Generally accepted accounting principles in the United States of America, or GAAP, and related accounting pronouncements, implementation guidance and interpretations with regard to a wide range of matters, such as revenue recognition, lease accounting, stock-based compensation, asset impairments, valuation reserves, income taxes and the fair value and associated useful lives of acquired long-lived assets, intangible assets and goodwill, are highly complex and involve many subjective assumptions, estimates and judgments made by management. Changes in these rules or their interpretations or changes in underlying assumptions, estimates or judgments made by management could significantly change our reported results.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

- prohibit our stockholders from calling special stockholder meetings, or taking action by written consent;

- permit the Board to establish the number of directors and fill any vacancies and newly created directorships;

- provide for a classified board of directors, with each director serving a staggered three-year term;

- provide that each director may be removed by the stockholders only for cause;

- disallow the use of cumulative voting for the election of directors;

- authorize the issuance of preferred stock which can be created and issued by our Board without prior stockholder approval, with rights senior to those of the common stock;

- require at least a supermajority vote of our stockholders to amend our bylaws or certain provisions of our certificate of incorporation; and

- provide for advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our Board could cause the market price of our common stock to decline.

ITEM 1B.   *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

We have a comprehensive approach to identifying and managing cybersecurity risks that involves our information technology security personnel, senior management, Audit Committee and Board of Directors. Our cybersecurity risk management function is integrated into our overall risk management system and processes.

Governance. The Board of Directors has formally tasked the Audit Committee with oversight responsibility to review cybersecurity and data privacy risks. The Audit Committee receives regular reports from management about cybersecurity matters. In addition to regular reporting, we have procedures by which potential cybersecurity incidents are reported in a timely manner to our acting Chief Technology Officer (CTO), who then notifies the Chief Executive Officer of cybersecurity incidents and they collectively determine if a specific incident warrants escalation to the Audit Committee and the Board of Directors. The acting CTO is our Executive Vice President, Chief Financial Officer, and Treasurer, who took over responsibilities in October 2024 upon the departure of the Company's prior CTO. Our acting CTO, who has earned his NACD CERT in Cybersecurity Oversight, manages cybersecurity and oversees a team of dedicated cybersecurity personnel, including a Chief Technology Officer and a Chief Information Security Officer, each of whom are at our brokerage subsidiary. Our governance procedures are generally designed to identify, assess, mitigate, prevent and, where required, respond to cybersecurity security incidents and threats in a timely manner to minimize the loss or compromise of information and assets and to facilitate incident resolution.

Cybersecurity incident identification and response. We use several processes and procedures to protect our data, systems and employees from cyber incidents, to reduce our overall cybersecurity risk profile, and to identify and respond to cybersecurity incidents in a timely manner. These processes and procedures leverage a variety of tools, including a security incident and event manager interface that uses behavioral analytics and provides live metrics and reports of attempted breaches and logs of firewalls, authentication attempts, emails, anti-malware, attempted intrusions and applications. We also conduct periodic tests to assess our processes and procedures and the threat landscape, which include, among other things, the engagement of third-party experts for external and internal penetration testing and system security assessments.

We have adopted an incident response plan that applies upon the occurrence of a cybersecurity incident involving a breach of our own information technology systems and applications. Pursuant to this response plan, if an incident occurs, a multi-disciplinary team is assembled that includes our CTO, our General Counsel and, if appropriate, the General Counsel of Douglas Elliman Realty LLC and the CFO of Douglas Elliman Realty LLC, which in turn may leverage the expertise of third-party consultants, external legal counsel and other resources. The plan includes procedures designed to facilitate containment of, and responses to, a cybersecurity incident, which are based on the type of incident, the location of the incident and the breadth of the incident. The plan also establishes procedures for notifying any impacted parties, including our customers, law enforcement and regulatory authorities, third-party vendors and insurance providers. Our CTO will provide periodic updates to the Audit Committee and, when appropriate, the Board of Directors during this process.

After an incident, we would review and document the causes and effects of the incident, evaluate the remediation plan, and consider post-incident improvements. Where applicable, the CTO reports these findings to the Audit Committee and, when appropriate, the Board of Directors.

Processes to identify material risks associated with the use of third-party service providers. In addition to internal resources, we utilize third-party service providers to supplement and maintain our information technology systems. We have procedures to oversee and identify cybersecurity risks associated with our use of these third-party service providers, including procedures that apply if a cybersecurity incident occurs at a third-party service provider that results in our systems or data or our customers' data being compromised. These processes and procedures include, among others, a diligence review conducted by our information technology team of substantially all of our external business partners and a focused review of any such third parties' cybersecurity audit attestations, such as Service Organization Controls, NIST 800 alignments, ISO certifications, PCI DSS compliance or other recognized external reviews. In the case of a cybersecurity incident affecting a third-party, these procedures also govern interactions with personnel of the impacted third-party to determine the date, scope and effects of the cybersecurity incident, review the response and remediation measures taken by the third-party and conduct an inventory of potentially compromised data. Our notification process for a cybersecurity incident affecting a third-party is the same as the notification process that applies to a cybersecurity incident that affects our own information technology systems and applications.

Cybersecurity risks and previous incidents. We and certain of our third-party service providers have experienced, and expect to continue to experience, internal and external cybersecurity threats and incidents, which can result, and have resulted, in the misappropriation and unavailability of critical data and confidential or proprietary information (our own and that of third parties, including personally identifiable information) and the disruption of business operations. However, we have not been subject to cybersecurity incidents that, individually or in aggregate, have been material to our operations or financial condition, but we cannot provide assurance that they will not have a material impact in the future. See Item 1A. *Risk Factors.*

ITEM 2.   *PROPERTIES*

Our principal executive offices are located in Miami, Florida.

As of December 31, 2025, Douglas Elliman leased 114 offices and its leases expire at various times between 2026 and 2036. As of December 31, 2025, the properties leased by Douglas Elliman are as follows:

Type	Number of Offices	Location	Owned or Leased	Approximate Total Square Footage
Offices	18	New York City, NY	Leased	184,000
Offices	33	Long Island, NY	Leased	114,000
Offices	25	Florida	Leased	73,000
Offices	5	Westchester County, NY	Leased	8,000
Offices	11	California	Leased	70,000
Offices	22	Other	Leased	51,600

ITEM 3.   *LEGAL PROCEEDINGS*

Reference is made to Note 14 to our consolidated financial statements included elsewhere in this report which is incorporated by reference and contains a general description of certain legal proceedings to which we, including our subsidiaries, are a party.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Common Stock

Our common stock is listed and traded on the New York Stock Exchange under the symbol "DOUG." As of February 16, 2026, there were approximately 1,039 holders of record of our common stock.

Unregistered Sales of Equity Securities and Use of Proceeds

No securities of ours which were not registered under the Securities Act of 1933 were issued and sold by us during the three months ended December 31, 2025.

Issuer Purchase of Equity Securities

Our purchases of our common stock during the three months ended December 31, 2025 were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 to October 31, 2025	47,660	$ 2.69 [1]	—	—
November 1 to November 30, 2025	196,750	2.41 [1]	—	—
December 1 to December 31, 2025	456,622	2.56 [1]	—	—
Total	701,032	$ 2.55	—	—

[1] Represents withholdings of shares as payment of payroll tax liabilities incident to the vesting of various employees' shares of restricted stock. The shares were immediately canceled.

EXECUTIVE OFFICERS OF THE REGISTRANT

The table below, together with the accompanying text, presents certain information regarding all our current executive officers as of March 16, 2026. Each of the executive officers serves until the election and qualification of such individual's successor or until such individual's death, resignation or removal by the Board of Directors.

Name	Age	Position	Year Individual Became an Executive Officer
Michael S. Liebowitz	57	President and Chief Executive Officer	2024
J. Bryant Kirkland III	60	Executive Vice President, Treasurer and Chief Financial Officer	2021
Bradley H. Brodie	42	Senior Vice President, General Counsel and Secretary	2025
Stephen T. Larkin	56	Vice President of Communications	2021
Lisa M. Seligman	49	Vice President of Human Resources	2023

Michael S. Liebowitz serves as our President and Chief Executive Officer. Mr. Liebowitz is an entrepreneur, private investor, and seasoned business executive with extensive experience founding, acquiring, and monetizing businesses in the insurance and financial industries. In the past 25 years, Mr. Liebowitz has acquired or been a founder of companies, including Harbor Group Consulting LLC, National Financial Partners Corp. (formerly NYSE: NFP), Innova Risk Management, and High Street Valuations. He served as Chairman and Chief Executive Officer of Nocopi Technologies Inc. (OTC QB: NNUP) from October 2022 to February 2025 as well as President and Chief Executive Officer of the Harbor Group Division of Alliant (and Managing Director and Executive Vice President of Alliant) and High Street Valuations until 2023 and Harbor and Innova until 2018 and 2019, respectively, when they were acquired by Alliant. Mr. Liebowitz has previously served on the boards of Airspan Networks Holdings Inc. (formerly NYSE American: MIMO), Ladenburg Thalmann Financial Services Inc. (formerly NYSE American: LTS) and The Hilb Group. He has also acted as an advisor to many of the largest financial services companies around the globe on their complex insurance matters within their investment banking/M&A groups. Mr. Liebowitz graduated from CW Post College-LI University with a B.S. in Finance.

J. Bryant Kirkland III is our Executive Vice President, Treasurer and Chief Financial Officer. Mr. Kirkland also served as Chief Financial Officer of Vector Group from April 2006 until October 2024, when it was acquired by JT Group Inc., after serving as Chief Financial Officer of New Valley Corporation from 1998 until December 2005, when it was acquired by Vector Group. Mr. Kirkland also served as Chairman of the Board of Directors, President and Chief Executive Officer of Multi Solutions II, Inc. and Multi-Soft II, Inc., which were subsidiaries of Vector Group, from 2012 to October 2024. After joining a subsidiary of Vector Group in July 1992, he served in various financial capacities of Vector Group and its subsidiaries until October 2024 and was involved with all aspects of Vector Group's tax-free distribution of Douglas Elliman, including the legal and income tax structuring, establishment of the transition agreements and initial corporate governance, SEC filings (including the carve-out financial statements), fairness opinions, investor relations and the initial listing of DOUG with NYSE. Mr. Kirkland is licensed as a Certified Public Accountant in Florida, New York and North Carolina and has earned his NACD CERT in Cybersecurity Oversight. Mr. Kirkland is also licensed as a Real Estate Broker in Florida. Mr. Kirkland received a Bachelor of Science in Business Administration from the University of North Carolina at Chapel Hill and received an MBA from Barry University.

Bradley H. Brodie is our Senior Vice President, General Counsel and Secretary. Prior to joining Douglas Elliman in August 2025, Mr. Brodie served as Counsel at Sidley Austin LLP from August 2023 until August 2025 and as Of Counsel at DLA Piper LLP (US) from May 2022 to August 2023. Before joining DLA Piper, Mr. Brodie served as Director, Assistant General Counsel at Chewy, Inc. (NYSE: CHWY), the preeminent online source for pet products, supplies, and prescriptions, from September 2020 to May 2022, and served as Vice President - Legal Affairs of Ladenburg Thalmann Financial Services Inc. (formerly NYSE American: LTS), a publicly-traded financial services company, from July 2014 until its sale to a portfolio company of Reverence Capital Partners in May 2020. He started his career as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Brodie received a Bachelor of Business Administration with Distinction in Finance and Accounting from the University of Michigan Ross School of Business and a J.D. from New York University School of Law, where he served as Staff Editor for the Journal of Law and Business. He is admitted to practice law in New York and Florida.

Stephen T. Larkin serves as our Vice President of Communications. With more than two decades of experience in the real estate industry, Mr. Larkin is known as a trusted media source for trends in luxury living and market information and analysis. He has served as Executive Vice President and Chief Communications Officer of Douglas Elliman since September 2020, after serving as Vice President of Public Relations from December 2016 to September 2020. Prior to beginning his tenure at Douglas Elliman, Mr. Larkin served as a Director of Relevance International, an international public relations firm, from February 2015 to December 2016. Mr. Larkin previously served as a principal of Larkin Public Relations from October 2005 to

February 2013 and a Vice President of The Corcoran Group from August 2003 to October 2005. Mr. Larkin graduated from Wheaton College in Massachusetts and received a Master of Science from the Columbia University Graduate School of Journalism.

Lisa M. Seligman serves as Vice President of Human Resources since joining Douglas Elliman in January 2023. Ms. Seligman's experience includes more than 20 years in Human Resources leadership roles at a diverse group of companies with luxury brand names, which include Dow Jones, Chanel, Shiseido and Tiffany. Most recently, she has served as Vice President and Global Head of HR at Arcade Beauty from 2015 to 2022. Arcade Beauty, a private equity-owned company engaged in the manufacture of sampling materials for the beauty industry. Ms. Seligman received a Bachelor of Arts degree in Communications, with an emphasis on Human Resources, from University of Hartford.

ITEM 6.   *RESERVED*

Reserved.

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

(All dollar amounts included herein are presented in thousands, except as otherwise noted)

The following discussion should be read in conjunction with the consolidated financial statements and corresponding notes, elsewhere in this Form 10-K. Any forward-looking statements are not historical facts, but rather they are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Any forward-looking statements are subject to several important factors, including those factors discussed under "Risk Factors" and "Special Note on Forward-Looking Statements," that could cause our actual results to differ materially from those indicated in such forward-looking statements.

Overview

Douglas Elliman Inc. is a holding company that, through its subsidiaries, is engaged in the real estate services business, and is seeking to acquire or invest in additional real estate services businesses.

We conduct residential real estate brokerage services through our subsidiary Douglas Elliman Realty, which operates one of the largest residential brokerage companies in the New York metropolitan area, and also conduct residential real estate brokerage operations in Florida, California, Texas, Colorado, Nevada, Massachusetts, Connecticut, Maryland, Virginia, New Jersey and Washington, D.C. We also offer, including through our subsidiaries and ventures, development marketing services and ancillary services, such as mortgage, title and escrow services. In addition, we have also invested in PropTech opportunities through our DOUG Ventures (f/k/a New Valley Ventures LLC) subsidiary.

See Item 1. *"Business"* for detailed overview and description of our principal operations.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from our management's perspective. Our MD&A is organized as follows:

Business Overview. This section provides a general description of our business, as well as other matters, including recent developments, that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

Critical Accounting Estimates. This section includes a discussion of accounting estimates considered to be important to our financial condition and results of operations and which require significant judgment and estimates on the part of management in their application. In addition, our significant accounting estimates, including our critical accounting estimates, are discussed in the notes to our audited consolidated annual financial statements included elsewhere in this Form 10-K.

Results of Operations. This section provides an analysis of our results of operations for the years ended December 31, 2025 and 2024.

Liquidity and Capital Resources. This section provides a discussion of our financial condition and liquidity, an analysis of our cash flows for the years ended December 31, 2025 and 2024, as well as certain contractual obligations and off-balance sheet arrangements that existed at December 31, 2025.

Business Overview

Since its inception in 1911, Douglas Elliman has challenged the status quo of the real estate industry. We were founded on Douglas L. Elliman's vision that New Yorkers would shift their preference for traditional homes to favor luxury apartments that were both sold and managed by comprehensive real estate companies. More than a century later, the Douglas Elliman brand is still associated with service, luxury and forward thinking — our markets are primarily international finance hubs that are densely populated and offer housing inventory at premium price points. The average transaction value of a home we sold in 2025 was approximately $1.86 million — significantly higher than our principal competitors.

Douglas Elliman boasts a prestigious luxury brand that is complemented by a comprehensive suite of technology-enabled real estate services and investments. These distinguishing qualities position us to capitalize on opportunities in the U.S. residential real estate market. We are bringing innovative technology driven solutions to our agents and their clients. Our model is to source and use best-of-breed products and services that we believe will increase our efficiency. In addition to entering business relationships with these technology companies, we have invested in property technology, or PropTech, companies and leveraged our relationships to provide these technology companies access to our agents and their clients, as well as our knowledge and experience. We believe these collaborative relationships have been mutually beneficial because they have kept Douglas Elliman both asset light and on the cutting edge by offering our agents innovative solutions and services that can be integrated into our technology. Furthermore, we maintain upside potential in the success of our PropTech partners in which we invest through minority stakes in their capital structures.

Industry trends in 2025. Since 2021, according to the NAR, existing home sales have declined or remained flat compared to the previous year. In 2025, existing home sales were 4.06 million, which was flat with 2024. Although sales in 2025 and 2024 were little changed from 2023, when sales of existing homes were 4.09 million units, existing home sales in 2025 were the lowest since 1995. Nonetheless, the national median home price for 2025 and 2024, respectively, rose 1.7% and 4.7% from the prior year, according to NAR. By comparison, our average sales price increased by 11% to $1.86 million in 2025 from $1.67 million in 2024.

We believe our competitive advantages in the luxury markets distinguish us from our competitors and our comprehensive suite of real estate solutions, the strength of our brand name, and our talented team of agents and employees set us apart in the industry. In 2025 and 2024, Douglas Elliman was named the most trusted real estate brokerage firm in the United States as part of the America's Most Trusted Series by Lifestory Research. As the real estate brokerage industry evolves and addresses challenges related to constrained inventory of homes as well as higher mortgage rates, we continue to pursue profitable growth opportunities through the expansion of our footprint and new ancillary real estate service offerings, continued recruitment of best-in-class talent, acquisitions (acqui-hires), and operational efficiencies. We will continue to employ a disciplined capital allocation strategy aimed at generating sustainable long-term value for our stockholders.

Change in Reportable Segments

Beginning in the first quarter of 2025, our business began to report our financial results as a single reportable segment. Presentation of our financial information for the year ended December 31, 2025 and 2024 is reported as one segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Prior year information has been recast to conform to the current presentation. For more information, see Note 18, "Segment Information" to our consolidated financial statements.

Key Business Metrics and Non-GAAP Financial Measures

In addition to our financial results, prepared in accordance with GAAP, we use the following business metrics to evaluate our business and identify trends affecting our business. To evaluate our operating performance, we also use Adjusted EBITDA attributed to Douglas Elliman Inc. and Adjusted EBITDA margin attributed to Douglas Elliman Inc. ("Non-GAAP Financial Measures"), which are financial measures not prepared in accordance with GAAP.

| | Year ended December 31, | |
	2025	2024
Key Business Metrics		
Total transactions [1]	21,338	21,779
Gross Transaction Value (in billions) [2]	$ 39.8	$ 36.4
Average transaction value per transaction (in thousands) [3]	$ 1,863.4	$ 1,671.0
Number of Principal Agents [4]	4,492	5,264
Annual Retention [5]	84 %	89 %
Certain GAAP Financial Information		
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)
Net income (loss) margin	1.47 %	(7.67)%
Non-GAAP Financial Measures		
Adjusted EBITDA attributed to Douglas Elliman Inc.	$ (13,990)	$ (24,106)
Adjusted EBITDA margin attributed to Douglas Elliman Inc.	(1.35)%	(2.42)%

---

[1] We calculate total transactions by taking the sum of all transactions closed that our agent represented the buyer or seller in the purchase or sale of a home (excluding rental transactions). We include a single transaction twice when one or more of our agents represent both the buyer and seller in any given transaction.

(2) Gross Transaction Value is the sum of all closing sale prices for homes transacted by our agents (excluding rental transactions). We include the value of a single transaction twice when our agents serve both the home buyer and home seller in the transaction.

(3) Average transaction value per transaction is the quotient of (x) Gross Transaction Value divided by (y) total transactions.

(4) The number of Principal Agents is determined as of the last day of the specified period. We use the number of Principal Agents, in combination with our other key business metrics such as total transactions and Gross Transaction Value, as a measure of agent productivity.

(5) Annual Retention is the quotient of (x) the prior year revenue generated by agents retained divided by (y) the prior year revenue generated by all agents. We use Annual Retention as a measure of agent stability.

Non-GAAP Financial Measures

Adjusted EBITDA attributed to Douglas Elliman Inc. is a non-GAAP financial measure that represents net income (loss) attributed to Douglas Elliman Inc. adjusted for income tax expense, depreciation and amortization expense, stock-based compensation expense, gain on disposal of the DEPM business (including the operations of DEPM and related corporate overhead prior to its disposal), impairment of fixed assets, litigation, settlement and related expenses, net, executive severance and separation expenses, restructuring and other items (interest expense, interest income, equity in earnings from equity-method investments, change in fair value of the derivative embedded within convertible debt, loss on extinguishment of liability and other income). Adjusted EBITDA margin attributed to Douglas Elliman Inc. is the quotient of (x) Adjusted EBITDA attributed to Douglas Elliman Inc. divided by (y) revenue.

We believe that Non-GAAP Financial Measures are important measures that supplement analysis of our results of operations and enhance an understanding of our operating performance. We believe Non-GAAP Financial Measures provide a useful measure of operating results unaffected by non-recurring items, differences in capital structures and ages of related assets among otherwise comparable companies. Management uses Non-GAAP Financial Measures as measures to review and assess operating performance of our business, and management and investors should review both the overall performance (GAAP net income) and the operating performance (Non-GAAP Financial Measures) of our business. While management considers Non-GAAP Financial Measures to be important, they should be considered in addition to, but not as substitutes for or superior to, other measures of financial performance prepared in accordance with GAAP, such as operating income, and net income. In addition, Non-GAAP Financial Measures are susceptible to varying calculations and our measurement of Non-GAAP Financial Measures may not be comparable to those of other companies.

Reconciliations of these non-GAAP measures have been provided in the table below (in thousands).

Computation of Adjusted EBITDA attributed to Douglas Elliman Inc.

	Year ended December 31,	
	2025	2024
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)
Interest expense	5,069	2,939
Interest income	(4,900)	(5,533)
Income tax expense	3,560	1,117
Net loss attributed to non-controlling interest	(909)	(686)
Depreciation and amortization	8,377	7,736
EBITDA	26,416	(70,743)
Results from operations of disposed business [a]	(6,621)	(6,323)
Stock-based compensation [b]	8,577	6,574
Equity in earnings from equity-method investments [c]	(187)	(36)
Gain on disposal of business	(81,655)	—
Change in fair value of the derivative embedded within convertible debt	28,482	14,978
Loss on extinguishment of liability	466	—
Litigation, settlement and related expenses, net [d]	7,637	33,333
Executive severance and separation expenses [e]	(299)	2,010
Impairment of fixed assets	2,275	—
Restructuring	1,636	1,041
Investment and other gains	(1,318)	(5,289)
Adjusted EBITDA	(14,591)	(24,455)
Adjusted EBITDA attributed to non-controlling interest	601	349
Adjusted EBITDA attributed to Douglas Elliman Inc.	$ (13,990)	$ (24,106)

_____

[a] Includes results from operations of Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management ("DEPM"), which was disposed on October 24, 2025. This adjustment also includes the corporate allocation to Douglas Elliman Realty LLC ("DER") from DEPM. The expenses associated with the corporate allocation to DEPM have continued at DER after the disposal.

[b] Represents amortization of stock-based compensation. For the year ended December 31, 2025, $7,538 of stock-based compensation is included within General and administrative expenses and $1,039 is included within Operations and support expenses on the Consolidated Statements of Operations.

[c] Represents equity in earnings recognized from our investments in equity-method investments that are accounted for under the equity-method and are not consolidated in our financial results.

[d] Represents unusual litigation, settlement and related expenses, net incurred in connection with industry-wide antitrust class action lawsuits and other matters related to employees and agents. For the year ended December 31, 2025, we incurred unusual litigation expense, settlement and related expenses, net of insurance proceeds received, of $7,637 included in General and administrative expenses on the Consolidated Statement of Operations. For the year ended December 31, 2024, we incurred unusual litigation expense, settlement and related expenses, net of $33,333 with $17,750 included in Antitrust litigation settlement expense and $15,583 included in General and administrative expenses on the Consolidated Statement of Operations.

[e] The benefit of $299 includes insurance proceeds received during the year ended December 31, 2025 and is included within general and administrative expenses on the Consolidated Statement of Operations for the year ended December 31, 2025. $2,010 is included within general and administrative expenses on the Consolidated Statement of Operations for the year ended December 31, 2024.

Recent Developments

Sale of Douglas Elliman Property Management. On October 24, 2025, DER sold its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management, for a base purchase price of $85,000, subject to adjustments for cash, indebtedness, transaction expenses and working capital amounts at closing. The tax impact of the sale of our property management business was treated as a discrete item in the fourth quarter of 2025. For more information, see Note 1(ab) "Sale of Douglas Elliman Property Management."

Repayment and Redemption of 7% Senior Secured Convertible Debt. On October 24, 2025, we repaid and redeemed all of our senior secured convertible promissory notes due on July 2, 2029 (the "Convertible Notes") for an aggregate payment of $95,000, including approximately $1,400 of accrued interest. The liens on the assets of the Company and the subsidiary guarantors were released upon redemption.

Critical Accounting Estimates

General. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include revenue recognition, impairment charges, valuation of intangible assets, deferred tax liabilities, and valuation of investments, including other-than-temporary impairments to such investments. Actual results could differ from those estimates.

Revenue Recognition. Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives. Revenue is recognized when (a) an enforceable contract with a customer exists, that has commercial substance, and collection of substantially all consideration for services is probable; and (b) the performance obligations to the customer are satisfied either over time or at a point in time.

Real estate commissions earned by our Real Estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as cost of sales concurrently with related revenues.

Contracts in our development marketing business provide us with the exclusive right to sell units in a subject property for a commission fee per unit sold calculated as a percentage of the sales price of each unit. Accordingly, a performance obligation exists for each unit in the development marketing property under contract, and a portion of the total contract transaction price is allocated to and recognized at the time each unit is sold.

Under development marketing service arrangements, dedicated staff are required for a subject property and these costs are typically reimbursed from the customer through advance payments that are recoupable from future commission earnings. Advance payments received and associated direct costs paid are deferred, allocated to each unit in the subject property, and recognized at the time of the completed sale of each unit.

Development marketing service arrangements also include direct fulfillment costs incurred in advance of the satisfaction of the performance obligation. We capitalize costs incurred in fulfilling a contract with a customer if the fulfillment costs 1) relate directly to an existing contract or anticipated contract, 2) generate or enhance resources that will be used to satisfy performance obligations in the future, and 3) are expected to be recovered. These costs are amortized over the estimated customer relationship period which is the contract term. We use an amortization method that is consistent with the pattern of transfer of goods or services to its customers by allocating these costs to each unit in the subject property and expensing these costs as each unit sold is closed over the contract.

Commission revenue is recognized at the time the performance obligation is met for our Real Estate commercial leasing contracts, which is when the lease agreement is executed, as there are no further performance obligations, including any amounts of future payments under extended payment terms.

Our Real Estate property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month. Our Real Estate title insurance commission fee revenue is earned when the sale of the title insurance is completed, which corresponds to the point in time when the underlying real estate sale transaction closes and the payment is received.

Accounting for Leases. Under Accounting Standards Committee ("ASC") 842, we determine if an arrangement is a lease at contract inception. At lease commencement, we record and recognize right-of-use ("ROU") assets for the lease liability amount and initial direct costs incurred, offset by lease incentives received. We record lease liabilities for the net present value of future lease payments over the lease term. The discount rate we use is generally our estimated incremental borrowing rate unless the lessor's implicit rate is readily determinable. We calculate discount rates periodically to estimate the rate we would pay to borrow the funds necessary to obtain an asset of similar value, over a similar term, with a similar security. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We recognize operating lease expense on a straight-line basis over the lease term. Operating leases are included in operating lease ROU assets and lease liabilities on the consolidated balance sheets.

Embedded Derivative. We measure all derivatives, including certain derivatives embedded in other contracts, at fair value and recognize them in the consolidated balance sheet as an asset or a liability, depending on our rights and obligations under the applicable derivative contract. During 2024, we issued variable interest senior convertible debt in a private placement where a portion of the total interest payable on the debt was computed by reference to our common stock. This portion of the interest payment was considered an embedded derivative within the convertible debt, which we were required to value separately. As a result, we bifurcated this embedded derivative and estimated the fair value of the embedded derivative liability. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative was then amortized to interest expense over the term of the debt using the effective interest method.

On October 24, 2025, we redeemed the Convertible Notes and no longer report a fair value of the derivative liabilities. Prior to the redemption, changes to the fair value of the embedded derivative were reflected on our consolidated statements of operations as "Changes in fair value of the derivative embedded within convertible debt." We recognized a loss of $28,482 and $14,978 in 2025 and 2024, respectively, due to changes in the fair value of the embedded derivative.

In 2025 and 2024, we recognized non-cash interest expense of $1,814 and $983, respectively, due to the amortization of the debt discount attributable to the embedded derivative and $148 and $80, respectively, due to the amortization of the debt discount attributable to the beneficial conversion feature.

Stock-Based Compensation. We have granted stock-based compensation to employees and recognize expense on such grants. Our stock-based compensation uses a fair-value-based method to recognize non-cash compensation expense for share-based transactions. Under the fair value recognition provisions, we recognize stock-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Current Expected Credit Losses. We are exposed to credit losses for various amounts due from real estate agents, which are included in Agent receivables, net on the consolidated balance sheets, net of an allowance for credit losses. We historically estimated our allowance for credit losses on receivables from agents based on an evaluation of aging, agent sales in pipeline, any security, specific exposures, and historical experience of collections from the individual agents. We estimated that the credit losses for these receivables were $4,746 and $4,783 at December 31, 2025 and December 31, 2024, respectively.

Goodwill and Indefinite Life Assets. Goodwill and intangible assets with indefinite lives are not amortized and are tested for impairment on an annual basis, as of October 1, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. We follow ASC 350, Intangibles — Goodwill and Other, and subsequent updates including Accounting Standards Update ("ASU") 2011-08, Testing Goodwill for Impairment and ASU 2017-14, Simplifying the Test for Goodwill Impairment. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying value or choose to bypass the optional qualitative assessment, we will then assess recoverability by comparing the fair value of the reporting unit to our carrying amount; otherwise, no further impairment test would be required. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a "relief from royalty payments" method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademark associated with the Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark.

As part of our annual impairment test, we utilized third-party valuation specialists to prepare a quantitative assessment of the Company's goodwill and trademark intangible assets, based on the current market conditions in the residential real estate brokerage industry which did not result in impairment charges related to its goodwill or trademark for the year ended December 31, 2025. If we fail to achieve the financial projections used in the quantitative assessments of fair value and current market conditions deteriorate, impairment charges could result in future periods, and such impairment charges could be material.

Income Taxes. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. Therefore, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time and, as a result, changes in our subjective assumptions and judgments may materially affect amounts recognized in our consolidated financial statements.

We are taxed as a corporation for purposes of U.S. and state and local income taxes and calculate our provision for income taxes based upon our consolidated taxable income at current income tax rates.

ASC 740, Income Taxes, requires us to establish a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. We have established a valuation allowance because we believe it will be more likely than not that the benefits of these deductible differences will not be realized, and as a result are required to maintain a valuation allowance for the full amount of the deferred tax assets.

Results of Operations

The following discussion provides an assessment of our results of operations, capital resources and liquidity and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 10-K.

The primary components of our operating expenses are summarized below:

- *Sales and marketing*. Sales and marketing expenses consist primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives.

- *Operations and support*. Operations and support expenses consist primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs (not included in general and administrative or technology), commissions related to escrow transactions, fair value adjustments to contingent consideration for our acquisitions and other related expenses.

- *General and administrative*. General and administrative expenses consist primarily of compensation, stock-based compensation expense and other personnel-related costs for administrative employees, including executives, finance and accounting, legal, human resources and communications, property management (prior to October 25, 2025) and escrow services as well as the occupancy costs for our headquarters and other offices supporting our administrative functions and, including, until December 2024, transition service fees paid to our former parent, Vector Group, for the use of office space and employees, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

- *Technology*. Technology expenses consist primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, technology data licenses and other related expenses associated with the implementation of our technology initiatives.

As discussed previously, effective on January 1, 2025, we began to report our financial results as a single operating and reportable segment. Therefore, the presentation of our business's financial information for the year ended December 31, 2025 and 2024 will be reported as one segment. For more information, see Note 18, "Segment Information" to our consolidated financial statements.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth our revenue and operating income (loss) for the year ended December 31, 2025 compared to the year ended December 31, 2024:

| | Year Ended December 31, | | 2024 to 2025 | | % of Total Revenue December 31, | |
	2025	2024	$ Change	% Change	2025	2024
	(Dollars in thousands, except percentages)					
Revenue	$ 1,033,055	$ 995,627	$ 37,428	4 %	100.0%	100 %
Operating expenses:						
Real estate agent commissions	$ 771,971	$ 743,819	$ 28,152	4 %	75%	75 %
Sales and marketing	80,708	82,606	(1,898)	(2)	8%	8 %
Operations and support	70,720	70,342	378	1	7%	7 %
General and administrative	110,951	117,773	(6,822)	(6)	11%	12 %
Technology	22,590	23,386	(796)	(3)	2%	2 %
Depreciation and amortization	8,377	7,736	641	8	1%	1 %
Antitrust litigation settlement expense	—	17,750	(17,750)	(100)	—%	2 %
Impairment of fixed assets	2,275	—	2,275	100	—%	— %
Restructuring	1,636	1,041	595	57	—%	— %
Gain on disposal of business	(81,655)	—	(81,655)	(100)	(8)%	— %
Operating income (loss)	45,482	(68,826)	114,308	(166)	4%	(7)%
Other (expense) income	(27,612)	(7,059)	(20,553)	291	(3)%	(1)%
Income (loss) before provision for income taxes	17,870	(75,885)	93,755	(124)	2%	(8)%
Income tax expense	3,560	1,117	2,443	219	—%	— %
Net income (loss)	14,310	(77,002)	91,312	(119)	1%	(8)%
Net loss attributed to non-controlling interest	909	686	223	33	—%	— %
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)	$ 91,535	(120)%	1%	(8)%

Year ended December 31, 2025 Compared to Year ended December 31, 2024

Unless the context suggests otherwise, figures in the discussion in this section are presented in thousands.

Revenues. Our revenues were $1,033,055 for the year ended December 31, 2025 compared to $995,627 for the year ended December 31, 2024. The $37,428 (4%) increase was primarily related to an increase of $43,285 in our commissions and other brokerage income. The increase in revenues was driven by an increased average price per transaction of $1.86 million per home sale in 2025 compared to $1.67 million per home sale in 2024. This increase was partially offset by a decrease of approximately $5,193 in our property management revenues, primarily as a result of the sale of our property management business in October 2025. Excluding our property management revenues, our revenues were $1,001,463 and $958,842 for the years ended December 31, 2025 and 2024, respectively.

Our revenues from commission and other brokerage income were $989,842 for the year ended December 31, 2025 compared to $946,557 for the year ended December 31, 2024, an increase of $43,285. In 2025, our commission and other brokerage income generated from the sales of existing homes increased by $17,489 in the Northeast region, which excludes New York City, $5,947 in New York City, $3,789 in our Florida market and $3,406 in the West region, in each case compared to the 2024 period. In addition, our revenues from our development marketing division increased by $12,604 in 2025 compared to 2024 and this was primarily related to increased closings in our Florida and New York City markets.

Operating expenses. Our operating expenses include the gain on disposal of business of $81,655 related to the sale of our property management business for the year ended December 31, 2025. Please refer to "Recent Developments - Sale of Douglas Elliman Property Management." for more information. Our operating expenses, excluding gain on disposal of business, were

$1,069,228 for the year ended December 31, 2025 compared to $1,064,453 for the year ended December 31, 2024. The $4,775 increase was due primarily to the increase in real estate brokerage commissions of $28,152, offset by the absence in 2025 of $17,750 related to the Antitrust litigation settlement expense that occurred in 2024 and $6,822 decline in general and administrative expenses. The primary components of operating expenses are described below.

Real Estate Agent Commissions. Because of increases in commissions and other brokerage income, our real estate agent commissions expense was $771,971 for the year ended December 31, 2025 compared to $743,819 for the year ended December 31, 2024, an increase of $28,152 (4%). Real estate agent commissions expense, as a percentage of revenues, remained consistent at 75% for both years ended December 31, 2025 and 2024. Additionally, the increase in commissions expense of 4% is consistent with the increase in commissions and other brokerage income of 5%, when compared to the prior period.

Gross profit. We define gross profit as the remaining portion after real estate agent commissions are subtracted from our revenues. Gross profit was $261,084 for the year ended December 31, 2025 compared to $251,808 for the year ended December 31, 2024, an increase of $9,276 (4%). This increase primarily resulted from increased existing home sales in our Northeast region as well as our Development Marketing division, in which sales of developer-represented units for the year ended December 31, 2025 contributed to an increase in gross profit.

Sales and Marketing. Sales and marketing expenses were $80,708 for the year ended December 31, 2025 compared to $82,606 for the year ended December 31, 2024.

Operations and support. Operations and support expenses were $70,720 for the year ended December 31, 2025 compared to $70,342 for the year ended December 31, 2024.

General and administrative. General and administrative expenses were $110,951 for the year ended December 31, 2025 compared to $117,773 for the year ended December 31, 2024. The decline is primarily related to reductions in personnel and related expenses of $3,887, and litigation, settlement and related expenses of $4,652.

Technology. Technology expenses were $22,590 for the year ended December 31, 2025 compared to $23,386 for the year ended December 31, 2024.

Impairment of fixed assets. Impairment of fixed assets was $2,275 for the year ended December 31, 2025 due to the abandonment of an agent onboarding application. There was no impairment of fixed assets for the year ended December 31, 2024.

Operating income (loss). Operating income was $45,482 for the year ended December 31, 2025 compared to a loss of $68,826 for the year ended December 31, 2024. The $114,308 increase was primarily due to the gain on disposal of $81,655 as a result of the sale of our property management business, the increase in gross profit (above) of $9,276 as well as a decline in general and administrative expenses of $6,822 and the absence in 2025 of a $17,750 expense related to the antitrust litigation settlement expense that occurred in 2024. These declines were offset by the impairment of fixed assets of $2,275.

Other expenses. Other expense was $27,612 for the year ended December 31, 2025 compared to $7,059 for the year ended December 31, 2024. For the year ended December 31, 2025, other expenses primarily consisted of the change in fair value of the derivative embedded within convertible debt of $28,482, interest expense of $5,069 and loss on extinguishment of convertible debt of $466. This was partially offset by interest income of $4,900 and investment and other gains associated with our PropTech investments of $1,318. For the year ended December 31, 2024, other expenses primarily consisted of the change in fair value of the derivative embedded within convertible debt of $14,978. This was partially offset by interest income of $5,533 and investment and other gains associated with our PropTech investments of $5,289.

Income (loss) before provision for income taxes. Income before provision for income taxes was $17,870 for the year ended December 31, 2025 compared to loss before provision for income taxes of $75,885 for the year ended December 31, 2024.

Income tax expense. Income tax expense was $3,560 for the year ended December 31, 2025 compared to $1,117 for the year ended December 31, 2024. Our income tax rates for the years ended December 31, 2025 and 2024 do not bear a customary relationship to statutory income tax rates due to the impact of the utilization of net operating loss carryforwards, which impact changes in valuation allowances and state income taxes, as well as certain nondeductible expenses and excess tax benefits of stock-based compensation. During 2025, we analyzed the likelihood of utilizing our deferred tax assets, which were primarily related to the benefits of remaining net operating loss carryforwards, and determined it will be more likely than not that the benefits of these deductible differences will not be realized, and as a result we continued to maintain a valuation allowance for the full amount of the deferred tax assets. The full valuation allowance had been established during 2024, when we analyzed the likelihood of utilizing our deferred tax assets, which were primarily related to the benefits of net operating loss carryforwards, and determined it will be more likely than not that the benefits of these deductible differences will not be realized. We will continue to evaluate the realizability of our net deferred tax assets using all available evidence, which may result in a future change to our valuation allowances.

Liquidity and Capital Resources

Cash and cash equivalents was $115,510 and $135,657 as of December 31, 2025 and 2024, respectively, a decrease of $20,147. Restricted cash was $7,199 and $6,564 as of December 31, 2025 and 2024, respectively.

Cash used in operations was $13,878 and $25,962 in 2025 and 2024, respectively. The decline in the cash used in the 2025 period was attributable to lower liability payments (primarily cash bonuses paid in 2025 were lower compared to those paid in 2024), as well as the net impact of increased development marketing closings in 2025, offset by the $5,000 payment related to the antitrust litigation settlement in 2025.

Cash provided by investing activities was $90,461 in 2025, compared to cash used in investing activities of $6,786 in 2024. In 2025, cash provided by investing activities was primarily comprised of $97,677 of proceeds from the sale of short-term investments, $82,494 of proceeds from the sale of our property management business, and $1,654 of proceeds from the sale of long-term investments. This was offset by the purchase of short-term investments of $87,873 and capital expenditures of $3,353. In 2024, cash used in investing activities was comprised of the purchase of investment securities at fair value of $9,804 and capital expenditures of $5,534. This was offset by $8,882 of proceeds from the sale of long-term investments.

Cash used in financing activities was $96,095 in 2025, compared to cash provided by financing activities of $45,452 in 2024. In 2025, cash used in financing activities was primarily a result of the repayment of the Convertible Notes of $94,067. In 2024, cash provided by financing activities was primarily a result of the proceeds of the debt issuance of $48,750. This was partially offset by the deferred finance charges of $1,997 related to the issuance of the Convertible Notes.

Convertible Notes. On July 2, 2024, we issued the Convertible Notes in the aggregate principal amount of $50,000 that bore interest at a rate of 7.0% per annum, payable in cash, or, at our election, 8.0% per annum paid in kind, due semi-annually. In connection with and upon consummation of the sale of our property management business, on October 24, 2025, we repaid and redeemed all of our Convertible Notes for an aggregate payment of $95,000, including approximately $1,400 of accrued interest. For more information, see Note 10, "Notes Payable and Other Obligations" to our consolidated financial statements.

We had cash and cash equivalents of approximately $115,510 as of December 31, 2025 and, in addition to any cash provided from operations, such cash is available to be used to fund such liquidity requirements as well as other anticipated liquidity needs in the normal course of business. Management currently anticipates that these amounts, as well as expected cash flows from our operations and proceeds from any financings to the extent available, should be sufficient to meet our liquidity needs over the next twelve months.

We continue to evaluate our capital structure and current market conditions related to our capital structure. We regularly review and evaluate potential acquisitions, joint ventures, divestitures, and other strategic transactions. For example, we may acquire, or seek to acquire, additional operating businesses through a merger, purchase of assets, stock acquisition or other means, or to make other revisions to our capital structure, including, if authorized by our Board of Directors, the repurchase of our common stock in open market transactions. These initiatives may limit liquidity otherwise available to us.

On June 12, 2023, we announced that our Board had suspended the quarterly cash dividend, effective immediately; the final cash dividend was paid for the period ending March 31, 2023. We do not expect to pay a cash dividend in the foreseeable future.

Real Estate Brokerage Antitrust Litigation Settlements. On April 26, 2024, we entered into a settlement agreement to resolve all claims on a nationwide basis in the pending seller class action litigations, *Gibson v. NAR*, No. 4:23-cv-00788-SRB (W.D. Mo.) and *Umpa v. NAR*, 4:23-cv-00945-SRB (W.D. Mo.) alleging claims on behalf of sellers against Douglas Elliman Inc. and our subsidiaries. (That settlement agreement is currently being challenged on appeal in the U.S. Court of Appeals for the Eighth Circuit.) Under the settlement agreement, we paid $7,750 into an escrow fund on June 12, 2024, $5,000 into an escrow fund on December 29, 2025, and agreed to pay $5,000 contingent payment subject to certain financial contingencies on or before December 31, 2027. The remaining contingent payment may be accelerated under certain circumstances.

Other litigation. Litigation is subject to uncertainty and it is possible that there could be adverse developments in the *Gibson/Umpa* appeals and other pending cases. These cases include (i) the buyer-side class action *Lutz vs. HomeServices of America, Inc. et al* lawsuit, pending in the U.S. District Court for the Southern District of Florida, No. 4:24-cv-10040 (KMM) as well as (ii) cases related to two real estate sales persons formerly associated with us, who have been accused of sexual assault and related wrongdoing, where Douglas Elliman Inc., DER and our former Chief Executive Officer have been named as defendants (*Koste et al vs. Alexander et al* in the Supreme Court of the State of New York and *Rodriguez vs. Alexander et al* in the U.S. District Court for the Southern District of Florida). We deny liability and are defending vigorously claims made against us in the *Koste* and *Rodriguez* cases. For more information, see Note 14, "Commitments and Contingencies," to our consolidated financial statements.

Management cannot predict the cash requirements related to any future settlements or judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. Management is unable to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome of the cases pending against us or our subsidiaries as well as the costs of defending such cases. It is possible that our consolidated financial position, results of operations or cash flows in any future period could be materially adversely affected by an unfavorable outcome in any such brokerage-related litigation.

Off-Balance Sheet Arrangements

We have various agreements in which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification clauses are included in contracts arising in the normal course of business under which we customarily agree to hold the other party harmless against losses arising from a breach of representations related to such matters as title to assets sold and licensed or certain intellectual property rights and, in connection with the sale of our property management division, certain known liabilities as of October 24, 2025. Payment by us under such indemnification clauses is generally conditioned on the other party making a claim that is subject to challenge by us and dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount, and in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential number of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, payments made by us under these agreements have not been material. As of December 31, 2025, we were not aware of any indemnification agreements that would or are reasonably expected to have a current or future material adverse impact on our financial position, results of operations or cash flows.

As of December 31, 2025, we had outstanding approximately $2,645 of letters of credit, collateralized by certificates of deposit. The letters of credit have been issued as security deposits for leases of office space.

As a service to its customers, Portfolio Escrow Inc., a subsidiary of Douglas Elliman, administers escrow and trust deposits which represent undisbursed amounts received for the settlement of real estate transactions. Deposits at FDIC-insured institutions are insured up to $250. Portfolio Escrow Inc. had escrow funds on deposit of $36,283 and $37,967 as of December 31, 2025 and December 31, 2024, respectively, and corresponding escrow funds in holding of the same amount. While these deposits are not assets of Portfolio Escrow Inc., the subsidiary of Douglas Elliman (and, therefore, are excluded from the accompanying consolidated balance sheets), the subsidiary of ours remains contingently liable for the disposition of these deposits.

Market Risk

We are exposed to market risks principally from fluctuations in interest rates and could be exposed to market risks from foreign currency exchange rates and equity prices in the future. We seek to minimize these risks through our regular operating and financing activities and our long-term investment strategy. Our market risk management procedures cover material market risks for our market risk sensitive financial instruments.

New Accounting Pronouncements

Refer to Note 1, *Summary of Significant Accounting Policies*, to our consolidated financial statements for further information on *New Accounting Pronouncements*.

Legislation, Regulation, Taxation and Litigation

See Item 1. "*Business,*" Item 1A. "*Risk Factors,*" Item 3. "*Legal Proceedings*" and Note 14 to our consolidated financial statements, which contain a description of litigation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information included in this annual report on Form 10-K, this report contains "forward-looking statements" within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily with respect to, but not limited to, economic outlook, capital expenditures, cost reduction, cash flows, operating performance, growth expectations, competition, legislation and regulations, litigation, and related industry developments (including trends affecting our business, financial condition and results of operations).

We identify forward-looking statements in this report by using words or phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may be," "objective," "opportunistically," "plan," "potential," "predict," "project," "prospects," "seek," and "will be" and similar words or phrases or their negatives.

Forward-looking statements involve important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, without limitation, the following:

- general economic and market conditions and any changes therein, including due to macroeconomic conditions, interest rate fluctuations, inflation, acts of war and terrorism or otherwise;

- governmental regulations and policies, including with respect to regulation of the real estate market or monetary and fiscal policy and its effect on overall economic activity, in particular, mortgage interest rates;

- the impact of enacted and proposed tariffs and other trade policies, and related uncertainties in the global economy resulting from such policies;

- the impacts of banks not honoring the escrow and trust deposits held by our subsidiaries;

- litigation risks, the costs associated with, and the outcome of, litigation and other proceedings to the extent uninsured, including litigation or other claims against companies we invest in, conduct business with or acquire;

- adverse changes in global, national, regional and local economic and market conditions;

- the impacts of the One Big Beautiful Bill Act of 2025 and the Inflation Reduction Act of 2022, including the continued impact on the markets of our business;

- effects of industry competition and consolidation;

- severe weather events or natural or man-made disasters, including the increasing severity or frequency of such events due to climate change or otherwise, or other catastrophic events that may disrupt our business and have an unfavorable impact on home sale activity;

- the tax-free treatment of Vector Group's distribution of our common stock to its stockholders; and

- the additional factors described under "Risk Factors" in this annual report on Form 10-K.

Further information on the risks and uncertainties to our business includes the risk factors discussed above under Item 1A. "*Risk Factors*" and in "*Management's Discussion and Analy*sis of Financial Condition and Results of Operations."

Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there is a risk that these expectations will not be attained and that any deviations will be material. The forward-looking statements speak only as of the date they are made and we undertake no obligation to update any of these statements to reflect events or circumstances occurring after the date of this annual report. New factors may emerge, and it is not possible to predict all factors that may affect our business and operations.

ITEM 7A.   *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk" is incorporated herein by reference.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our consolidated financial statements and notes thereto, together with the report thereon of Deloitte & Touche LLP dated March 16, 2026, are set forth beginning on page F-1 of this report.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed, in the reports the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Form 10-K, the Company evaluated under the supervision of and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, as of December 31, 2025, the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the criteria in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025 based on the criteria in *Internal Control - Integrated Framework (2013)* issued by COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2025 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Douglas Elliman Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Douglas Elliman Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 16, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Miami, Florida

March 16, 2026

ITEM 9B. *OTHER INFORMATION*

Securities Trading Plans of Directors and Executive Officers

In the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K. However, certain of our officers or directors have made, and may from time to time make elections to have shares withheld to cover withholding taxes or pay the exercise price of options, which may be designed to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

ITEM 10.   *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information contained under the following headings in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement"), to be filed with the SEC not later than 120 days after the end of our fiscal year covered by this report pursuant to Regulation 14A under the Securities Exchange Act of 1934, is incorporated herein by reference: "Proposal 1 — Nomination and Election of Directors." See Item 5. *"Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase Equity Securities. Executive Officers of the Registrant"* for information regarding our executive officers. We have adopted a policy statement entitled Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. If an amendment to, or a waiver from, a provision of the Code of Business Conduct and Ethics is made or granted, we intend to post such information on our web site, which is investors.elliman.com.

We have adopted an Insider Trading Policy which governs the purchase, sale and/or any other dispositions of our securities by the Company and its directors, officers and employees and is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our Insider Trading Policy is attached as Exhibit 19.1 to this Annual Report.

ITEM 11.   *EXECUTIVE COMPENSATION*

The information contained under the headings "Executive Compensation" and "Compensation and Human Capital Committee Interlocks and Insider Participation" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 12.   *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information contained under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information contained under the headings "Certain Relationships and Related Party Transactions" and "Board of Directors and Committees" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 14.   *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information contained under the headings "Audit and Non-Audit Fees" and "Pre-Approval Policies and Procedures" in our 2026 Proxy Statement is incorporated herein by reference.

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) INDEX TO 2025 CONSOLIDATED FINANCIAL STATEMENTS:

Our consolidated financial statements and the notes thereto, together with the report thereon of Deloitte & Touche LLP for the three years ended December 31, 2025, dated March 16, 2026 appear beginning on page F-1 of this report.

(a)(2) FINANCIAL STATEMENT SCHEDULES:

Schedule II — Valuation and Qualifying Accounts Page   F-42

(a)(3) EXHIBITS:

(a) The following is a list of exhibits filed herewith as part of this Annual Report on Form 10-K:

INDEX OF EXHIBITS

EXHIBIT NO.	DESCRIPTION
* 2.1	Distribution Agreement, originally dated as of December 21, 2021 and amended and restated as of December 28, 2021, between Vector Group Ltd. and Douglas Elliman Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K dated December 28, 2021).
* 3.1	Amended and Restated Certificate of Incorporation of Douglas Elliman Inc., dated December 29, 2021. (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K dated December 29, 2021).
* 3.2	Amended and Restated Bylaws of Douglas Elliman Inc., dated November 30, 2022 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the period ended December 31, 2022).
* 4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to the Company's Form 10-K for the period ended December 31, 2024).
* 10.1	Employee Matters Agreement, dated as of December 21, 2021 between Vector Group Ltd. and Douglas Elliman Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K dated December 28, 2021).
* 10.2	Form of Restricted Stock Award Agreement under Douglas Elliman Inc. 2021 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated December 28, 2021).
* 10.3	Tax Disaffiliation Agreement, dated as of December 21, 2021 between Vector Group Ltd. and Douglas Elliman Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K dated December 28, 2021).
* 10.4	2021 Management Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, initially filed on December 7, 2021).
* 10.5	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, initially filed on December 7, 2021).
* 10.6	Form of Indemnification Agreement between Douglas Elliman Inc. and its Directors and Officers (incorporated by reference to Exhibit 10.6 the Company's Registration Statement on Form S-1, initially filed on December 7, 2021).
* 10.7	Settlement Agreement, dated April 26, 2024, by and among Douglas Elliman Inc., Douglas Elliman Realty, LLC, the Umpa plaintiffs and the Gibson plaintiffs (incorporated by reference to the Company's Form 8-K dated April 26, 2024).
* 10.8	Employment Agreement, dated October 30, 2024, between Douglas Elliman Inc, and James B. Kirkland III (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated October 30, 2024).

EXHIBIT NO.	DESCRIPTION
* 10.9	Employment Agreement, dated November 24, 2024, between Douglas Elliman Inc, and Michael S. Liebowitz (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated November 24, 2024).
* 10.10	4th Amendment, dated as of December 20, 2024, by and between Douglas Elliman Inc., Vector Group Ltd. and Frost Real Estate Holdings, LLC., to Office Lease, dated as of September 10, 2012, by and between Vector Group Ltd. and Frost Real Estate Holdings, LLC (including the Office Lease and prior amendments) (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K dated December 20, 2024).
* 10.11	Employment Agreement between the Company and Bradley H. Brodie, dated as of July 28, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q dated September 30, 2025).
* 10.12	Retention Bonus Agreement between the Company and Stephen T. Larkin dated July 21, 2025 (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q dated September 30, 2025).
* 10.13	Equity Purchase Agreement by and among Residential Management Group, LLC, Douglas Elliman Realty, LLC and PMG Holdings, Inc. dated October 24, 2025 (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q dated September 30, 2025).
10.14	Form of Performance-Based Stock Unit Agreement under Douglas Elliman Inc. 2021 Management Incentive Plan.
* 19.1	Douglas Elliman Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Form 10-Q dated June 30, 2025).
21.1	Subsidiaries of Douglas Elliman Inc.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, Pursuant to Exchange Act Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
** 32.1	Certification of Chief Executive Officer and Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
* 97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the period ended December 31, 2023).
101	Instance document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101	Schema document
101	Calculation linkbase document
101	Labels linkbase document
101	Presentation linkbase document
101	Definition linkbase document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

* Incorporated by reference.

** Furnished herewith. These exhibits shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section. Such exhibits shall not be deemed incorporated into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 15(b) is listed in exhibit numbers 10.4 through 10.6, exhibit 10.8, exhibit 10.9, exhibit 10.11, exhibit 10.12 and exhibit 10.14.

ITEM 16. *FORM 10-K SUMMARY.*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Douglas Elliman Inc.

(Registrant)

By: /s/ J. Bryant Kirkland III

J. Bryant Kirkland III

Executive Vice President, Treasurer and Chief Financial Officer

Date: March 16, 2026

POWER OF ATTORNEY

The undersigned directors and officers of Douglas Elliman Inc. hereby constitute and appoint Michael S. Liebowitz, J. Bryant Kirkland III and Bradley H. Brodie with full power to act without the other and with full power of substitution and resubstitutions, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 16, 2026.

SIGNATURE	TITLE
/s/ Michael S. Liebowitz Michael S. Liebowitz	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ J. Bryant Kirkland III J. Bryant Kirkland III	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Richard J. Lampen Richard J. Lampen	Chairman of the Board of Directors
/s/ Perry Weitz Perry Weitz	Director
/s/ Wilson L. White Wilson L. White	Director
/s/ Mark D. Zeitchick Mark D. Zeitchick	Director

(This page has been left blank intentionally.)

DOUGLAS ELLIMAN INC.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025
ITEMS 8, 15(a)(1) AND (2), 15(c)

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules of the Registrant and its subsidiaries required to be included in Items 8, 15(a) (1) and (2), 15(c) are listed below:

Financial Statement Schedules not listed above have been omitted because they are not applicable or the required information is contained in our consolidated financial statements or accompanying notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Douglas Elliman Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Douglas Elliman Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the financial statement schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Other Intangible Assets – Douglas Elliman Realty, LLC Reporting Unit — Refer to Notes 1 and 9 to the financial statements.

Critical Audit Matter Description

The Company's evaluation of goodwill and the trademark intangible asset, recorded within other intangible assets, is performed at least annually by comparing the fair value of each respective reporting unit or asset to its carrying value. The Company determines the fair value of goodwill using the discounted cash flow model and the market approach, which require management to make significant estimates and assumptions related to forecasts of future revenues, expenses, EBITDA margins, discount rates, as well as revenue multiples and EBITDA multiples. The Company determines the fair value of the trademark intangible asset using the relief-from royalty method, which requires management to make significant estimates and assumptions related to forecasts of future revenues, discount rate, and royalty rate. Changes in these assumptions could have a significant impact on either the fair value, the amount of any impairment charge, or both. The goodwill and trademark intangible asset balances recorded as of December 31, 2025, were $32.2 million and $68.0 million, respectively. These assets pertain to the Douglas Elliman Realty, LLC Reporting Unit ("DER"). The Company's impairment tests did not result in impairment charges for the year ended December 31, 2025.

We identified management's estimates of the fair value of the DER goodwill and trademark intangible asset as a critical audit matter because of the significant judgments made by management to estimate the respective fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's valuation methodologies and the selection of valuation assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected future cash flows and selection of valuation assumptions for goodwill and trademark intangible asset included the following, among others:

– We tested the effectiveness of controls over management's goodwill and trademark intangible asset impairment evaluation, including those over the determination of the fair values of the reporting unit and trademark intangible asset, such as controls related to management's forecasts and selection of the discount rates and royalty rate.

– We evaluated management's ability to accurately forecast future revenues, expenses and EBITDA margins by comparing actual results to management's historical forecasts.

– We assessed the reasonableness of management's projected future cash flows by comparing the forecasts to (1) historical results, (2) internal communications to management, and (3) certain industry and market trends.

– With the assistance of our fair value specialists, we evaluated the reasonableness of the income approach valuation methodologies and assumptions, including the discount rates and royalty rates. We developed a range of independent estimates and compared those to the discount rate valuation assumptions developed by management.

– With the assistance of our fair value specialists, we evaluated the reasonableness of the market approach valuation methodology and assumptions, including the revenue and EBITDA multiples, as well as tested the underlying source information and mathematical accuracy of the calculations, and compared the multiples selected by management to its guideline companies.

– We tested the mathematical accuracy of the calculation.

/s/ Deloitte & Touche LLP

Miami, Florida

March 16, 2026

We have served as the Company's auditor since 2021.

DOUGLAS ELLIMAN INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
	(Dollars in thousands, except per share amounts)	
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 115,510	$ 135,657
Investment securities at fair value	—	9,804
Receivables	19,910	19,598
Agent receivables, net	5,704	7,871
Restricted cash and cash equivalents	4,716	4,081
Other current assets	15,461	19,054
Total current assets	161,301	196,065
Property and equipment, net	30,150	37,700
Operating lease right-of-use assets	83,310	100,491
Long-term investments (includes $4,399 and $3,127 at fair value)	10,549	9,527
Contract assets, net	46,735	37,123
Goodwill	32,226	32,230
Other intangible assets, net	71,655	72,307
Equity-method investments	2,205	2,020
Other assets	6,278	6,425
Total assets	$ 444,409	$ 493,888
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Current operating lease liabilities	$ 20,593	$ 21,672
Income taxes payable, net	3,560	—
Accounts payable	3,783	3,056
Commissions payable	21,663	20,452
Accrued salaries and benefits	13,731	8,296
Contract liabilities	15,966	18,225
Other current liabilities	19,376	20,456
Total current liabilities	98,672	92,157
Notes payable and other obligations less current portion	—	32,670
Fair value of the derivative embedded within convertible debt	—	30,253
Non-current operating lease liabilities	82,379	101,935
Contract liabilities	74,946	63,765
Antitrust litigation settlement	5,000	10,000
Other liabilities	134	683
Total liabilities	261,131	331,463
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized	—	—
Common stock, par value $0.01 per share, 250,000,000 shares authorized, 88,247,942 and 88,853,150 shares issued and outstanding	883	889
Additional paid-in capital	291,716	285,167
Accumulated deficit	(108,649)	(123,868)
Total Douglas Elliman Inc. stockholders' equity	183,950	162,188
Non-controlling interest	(672)	237
Total stockholders' equity	183,278	162,425
Total liabilities and stockholders' equity	$ 444,409	$ 493,888

The accompanying notes are an integral part of the consolidated financial statements.

DOUGLAS ELLIMAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2025	2024	2023
	(Dollars in thousands, except per share amounts)		
Revenues:			
Commissions and other brokerage income	$ 989,842	$ 946,557	$ 906,069
Property management	31,592	36,785	35,542
Other ancillary services	11,621	12,285	13,967
Total revenues	1,033,055	995,627	955,578
Expenses:			
Real estate agent commissions	771,971	743,819	706,162
Sales and marketing	80,708	82,606	83,670
Operations and support	70,720	70,342	70,605
General and administrative	110,951	117,773	125,447
Technology	22,590	23,386	23,788
Depreciation and amortization	8,377	7,736	8,026
Antitrust litigation settlement expense	—	17,750	—
Impairment of fixed assets	2,275	—	—
Restructuring	1,636	1,041	2,377
Gain on disposal of business	(81,655)	—	—
Operating income (loss)	45,482	(68,826)	(64,497)
Other income (expenses):			
Interest expense	(5,069)	(2,939)	(28)
Interest income	4,900	5,533	5,841
Equity in earnings (losses) from equity-method investments	187	36	(168)
Loss on extinguishment of liability	(466)	—	—
Change in fair value of the derivative embedded within convertible debt	(28,482)	(14,978)	—
Investment and other gains	1,318	5,289	633
Income (loss) before provision for income taxes	17,870	(75,885)	(58,219)
Income tax expense (benefit)	3,560	1,117	(15,053)
Net income (loss)	14,310	(77,002)	(43,166)
Net loss attributed to non-controlling interest	909	686	614
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)	$ (42,552)
Per basic common share:			
Net income (loss) applicable to common shares attributed to Douglas Elliman Inc.	$ 0.17	$ (0.91)	$ (0.52)
Per diluted common share:			
Net income (loss) applicable to common shares attributed to Douglas Elliman Inc.	$ 0.17	$ (0.91)	$ (0.52)

The accompanying notes are an integral part of the consolidated financial statements.

DOUGLAS ELLIMAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Non-controlling Interest	Total
	Shares	Amount				
	(Dollars in thousands)					
Balance, January 1, 2023	80,881,022	$ 809	$ 273,111	$ (5,000)	$ 1,537	$ 270,457
Net loss	—	—	—	(42,552)	(614)	(43,166)
Distributions and dividends on common stock ($0.05 per share)	(372)	—	(4,222)	—	—	(4,222)
Restricted stock grants	3,610,000	36	(36)	—	—	—
Withholding of shares as payment of tax liabilities in connection with restricted stock vesting	(785,842)	(8)	(1,982)	—	—	(1,990)
Effect of stock dividend	4,220,604	42	(42)	—	—	—
Stock-based compensation	—	—	13,075	—	—	13,075
Balance, December 31, 2023	87,925,412	879	279,904	(47,552)	923	234,154
Net loss	—	—	—	(76,316)	(686)	(77,002)
Restricted stock grants	5,982,023	60	(60)	—	—	—
Restricted stock grant canceled	(4,365,500)	(44)	44	—	—	—
Withholding of shares as payment of tax liabilities in connection with restricted stock vesting	(688,785)	(6)	(1,346)	—	—	(1,352)
Stock-based compensation	—	—	6,574	—	—	6,574
Other	—	—	51	—	—	51
Balance, December 31, 2024	88,853,150	889	285,167	(123,868)	237	162,425
Net income (loss)	—	—	—	15,219	(909)	14,310
Restricted stock grants	718,509	7	(7)	—	—	—
Restricted stock grant canceled	(587,095)	(6)	6	—	—	—
Withholding of shares as payment of tax liabilities in connection with restricted stock vesting	(736,622)	(7)	(2,027)	—	—	(2,034)
Stock-based compensation	—	—	8,577	—	—	8,577
Balance, December 31, 2025	88,247,942	$ 883	$ 291,716	$ (108,649)	$ (672)	$ 183,278

The accompanying notes are an integral part of the consolidated financial statements.

DOUGLAS ELLIMAN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 14,310	$ (77,002)	$ (43,166)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	8,377	7,736	8,026
Non-cash stock-based compensation expense	8,577	6,574	13,075
Impairment of fixed assets	2,275	—	—
Loss on sale of assets	204	205	37
Gain on disposal of business	(81,655)	—	—
Deferred income taxes	—	977	(15,444)
Net gains on investment securities	(1,226)	(5,289)	(633)
Equity in (earnings) losses from equity-method investments	(187)	(36)	168
Non-cash interest expense	2,199	1,192	—
Non-cash lease expense	19,237	20,553	22,369
Change in fair value of the derivative embedded within convertible debt	28,482	14,978	—
Provision for credit losses	4,401	5,241	4,712
Loss on extinguishment of liability	466	—	—
Changes in assets and liabilities:			
Receivables	(3,895)	820	(2,173)
Income taxes receivables, net	3,560	5,292	1,174
Contract assets, net	(7,452)	(5,988)	1,296
Accounts payable and accrued liabilities	1,534	(6,904)	9,678
Operating right-of-use assets and operating lease liabilities, net	(22,208)	(22,205)	(22,664)
Accrued salary and benefits	5,555	(4,616)	(5,316)
Contract liabilities	8,921	19,578	(516)
Antitrust litigation settlement	(5,000)`	10,000	—
Other assets and liabilities	(353)	2,932	(1,038)
Net cash used in operating activities	(13,878)	(25,962)	(30,415)
Cash flows from investing activities:			
Purchase of debt securities	—	—	(25)
Purchase of equity securities	—	—	(300)
Proceeds from sale or liquidation of long-term investments	1,654	8,882	1,420
Purchase of long-term investments	(138)	(330)	(190)
Proceeds from sale or liquidation of short-term investments	97,677	—	—
Purchase of short-term investments	(87,873)	—	—
Purchase of investment securities at fair value	—	(9,804)	—
Proceeds from disposal of business, less cash distributed	82,494	—	—
Capital expenditures	(3,353)	(5,534)	(6,143)
Net cash provided by (used in) investing activities	90,461	(6,786)	(5,238)
Cash flows from financing activities:			
Proceeds from debt issuance	—	48,750	—
Repayments of convertible note	(94,067)	—	—
Deferred financing charges	—	(1,997)	—
Withholding of shares as payment of payroll tax liabilities in connection with restricted stock vesting	(2,028)	(1,301)	(1,990)
Dividends on common stock	—	—	(4,222)
Net cash (used in) provided by financing activities	(96,095)	45,452	(6,212)
Net (decrease) increase in cash, cash equivalents and restricted cash	(19,512)	12,704	(41,865)
Cash, cash equivalents and restricted cash, beginning of year	142,221	129,517	171,382
Cash, cash equivalents and restricted cash, end of year	$ 122,709	$ 142,221	$ 129,517

The accompanying notes are an integral part of the consolidated financial statements.

DOUGLAS ELLIMAN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in Thousands, Except Per Share Amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Basis of Presentation:*

Douglas Elliman Inc. ("Douglas Elliman" or the "Company") is engaged in the real estate services business. Douglas Elliman owns Douglas Elliman Realty, LLC, one of the largest residential brokerage companies in the New York metropolitan area. Douglas Elliman has 114 offices with approximately 5,800 real estate agents in the New York metropolitan area, which includes New York City, Long Island, the Hamptons, Westchester, Connecticut and New Jersey, as well as in Florida, California, Texas, Colorado, Nevada, Massachusetts, Maryland, Virginia and Washington D.C.

The accompanying consolidated financial statements include the accounts and transactions of Douglas Elliman, as well as the entities in which Douglas Elliman directly or indirectly has a controlling financial interest. These entities include DER Holdings LLC and DOUG Ventures, LLC ("DOUG Ventures," previously known as New Valley Ventures). DER Holdings LLC owns Douglas Elliman Realty, LLC and Douglas Elliman of California, Inc. DOUG Ventures consists of minority investments in PropTech companies. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) *Principles of Consolidation:*

The consolidated financial statements presented herein include the assets, liabilities, revenues, expenses and cash flows of DER Holdings LLC and DOUG Ventures as well as all other entities in which Douglas Elliman has a controlling financial interest. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

When evaluating an entity for consolidation, Douglas Elliman first determines whether an entity is within the scope of the guidance for consolidation of variable interest entities ("VIE") and if it is deemed to be a VIE. If the entity is considered to be a VIE, Douglas Elliman determines whether it would be considered the entity's primary beneficiary. Douglas Elliman consolidates those VIEs for which it has determined that it is the primary beneficiary. Additionally, Douglas Elliman will consolidate an entity that is not deemed a VIE upon a determination that it has a controlling financial interest. If Douglas Elliman determines it does not have a controlling financial interest in an entity that is a VIE, it does not consolidate the entity. For entities where Douglas Elliman does not have a controlling financial interest, the investments in such entities are classified as available-for-sale securities or accounted for using the equity or cost method, as appropriate.

(c) *Estimates and Assumptions:*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates, by their nature, are based on judgments and available information and are subject to material changes. These estimates include impairment charges and valuation of intangible assets. Accordingly, actual results could differ from such estimates.

(d) *Cash and Cash Equivalents:*

Cash includes cash on hand, cash on deposit in banks, and money market accounts. Cash equivalents include short-term investments which have an original maturity of three months or less. Interest income from short-term investments is recognized when earned. The Company places its cash and cash equivalents with large commercial banks. The Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insure these balances, up to $250 and $500, respectively. Substantially all the Company's cash balances at December 31, 2025 are uninsured.

(e) *Reconciliation of Cash, Cash Equivalents and Restricted Cash:*

Restricted cash amounts in current assets and included in other assets represent cash and cash equivalents required to be deposited into escrow for amounts required for letters of credit related to office leases, and certain deposit requirements for banking arrangements. The restrictions related to the letters of credit will remain in place for the duration of the respective lease. The restrictions related to the banking arrangements will remain in place for the duration of the arrangement.

The components of "Cash, cash equivalents and restricted cash" in the consolidated statements of cash flows were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 115,510	$ 135,657	$ 119,808
Restricted cash and cash equivalents in current assets	4,716	4,081	7,171
Restricted cash and cash equivalents included in other assets	2,483	2,483	2,538
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$ 122,709	$ 142,221	$ 129,517

(f) *Investment Securities:*

The Company classifies investments in debt securities as trading. Investments classified as trading are recorded at fair value, with changes in fair value recognized in net income. Gains and losses are recognized when realized in the Company's consolidated statements of operations. The cost of securities sold is determined based on average cost.

(g) *Significant Concentrations of Credit Risk:*

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables. The Company believes it places its temporary cash in money market securities (investment grade or better) with high credit quality financial institutions. Credit risk with respect to receivables is distributed across numerous accounts and we maintain an allowance for doubtful accounts such that receivables are stated at net realizable value.

(h) *Receivables:*

Receivables primarily consist of commissions earned on sales transactions which closed prior to the Company's year-end but the related commissions had not yet been received. The Company provides an allowance for credit losses on uncollectible receivables based principally on the specific identification method. There are no allowances for credit losses for commission receivables as of December 31, 2025 and December 31, 2024. Uncollectible accounts are written off when the likelihood of collection is remote and when collection efforts have been abandoned.

(i) *Property and equipment, net:*

Property and equipment, net are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are 3 to 10 years for furniture and equipment.

The cost and related accumulated depreciation of property and equipment, net are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The cost of leasehold improvements is amortized over the lesser of the related leases or the estimated useful lives of the improvements. Costs of major additions and betterments are capitalized, while expenditures for routine maintenance and repairs are charged to expense as incurred.

(j) *Investments accounted for under the equity-method of accounting:*

In accounting for its equity-method investments, the Company identified its participation in VIEs, which are defined as (a) entities in which the equity investment at risk is not sufficient to finance its activities without additional subordinated financial support; (b) as a group, the equity investors at risk lack 1) the power to direct the activities of a legal entity that most significantly impact the entity's economic performance, 2) the obligation to absorb the expected losses of the entity, or 3) the right to receive the expected residual returns of the entity; or (c) as a group, the equity investors have voting rights that are not proportionate to their economic interests and the entity's activities involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The Company's interest in VIEs is primarily in the form of equity ownership. The Company examines specific criteria and uses judgment when determining if the Company is the primary beneficiary of a VIE. Factors considered include risk and reward sharing, experience and financial condition of other partner(s), voting rights, involvement in day-to-day capital and operating decisions, representation on a VIE's executive committee, existence of unilateral kick-out rights exclusive of protective rights or voting rights and level of economic disproportionality between the Company and its other partner(s).

Accounting guidance requires the consolidation of VIEs in which the Company is the primary beneficiary. The guidance requires consolidation of VIEs that an enterprise has a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company's maximum exposure to loss in its investments in unconsolidated VIEs is limited to its investment in the VIE, any unfunded capital commitments to the VIE, and, in some cases, guarantees in connection with debt on the specific project.

On a quarterly basis, the Company evaluates its equity-method investments to determine if there are indicators of impairment. If so, the Company further investigates to determine if an impairment has occurred and whether such impairment is considered temporary or other than temporary. The Company believes that the assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven.

(k) *Goodwill and Other Intangible Assets:*

Goodwill and intangible assets with indefinite lives are not amortized and are tested for impairment on an annual basis, as of October 1, or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. The Company follows ASC 350, *Intangibles – Goodwill and Other*, and subsequent updates including ASU 2011-08, *Testing Goodwill for Impairment* and ASU 2017-14, *Simplifying the Test for Goodwill Impairment*. The amendments permit entities to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company concludes that it is more likely than not that a reporting unit's fair value is less than its carrying value or chooses to bypass the optional qualitative assessment, the Company then assesses recoverability by comparing the fair value of the reporting unit to its carrying amount; otherwise, no further impairment test would be required. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a "relief from royalty payments" method. This approach involves two steps: (i) estimating reasonable royalty rates for its trademark associated with the Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. As discussed in Note 9, as part of our annual impairment test, the Company utilized third-party valuation specialists to prepare a quantitative assessment of its goodwill and trademark intangible assets, based on the current market conditions in the residential real estate brokerage industry which did not result in impairment charges related to its goodwill or trademark for the year ended December 31, 2025. If the Company fails to achieve the financial projections used in the quantitative assessments of fair value and current market conditions deteriorate, impairment charges could result in future periods, and such impairment charges could be material.

Goodwill from acquisitions represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. Factors that contribute to the recognition of goodwill in the Company's acquisitions include (i) expected growth rates and profitability of the acquired companies, (ii) securing buyer-specific synergies that increase revenue and profits and are not otherwise available to market participants, (iii) significant cost savings opportunities, (iv) experienced workforce and (v) the Company's strategies for growth in sales, income and cash flows.

Intangible assets with finite lives are amortized over their respective estimated useful lives. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below.

(l) *Impairment of Long-Lived Assets:*

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs a test for recoverability, comparing projected undiscounted cash flows to the carrying value of the asset group to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on fair value of the asset on the basis of discounted cash flow. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Additionally, the Company performs impairment reviews on its long-term investments that are classified as equity securities without readily determinable fair values that do not qualify for the net asset value ("NAV") practical expedient. On a quarterly basis, the Company evaluates the investments to determine if there are indicators of impairment. If so, a determination is made of whether there is an impairment and if it is considered temporary or other than temporary. The assessment of temporary or other-than-temporary impairment is facts-and-circumstances driven. The impairment indicators that are taken into consideration as part of the analysis include (a) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, (b) a significant adverse change in the regulatory, economic, or technological environment of the investee, (c) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, and (d) factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

(m) *Leases:*

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and lease liabilities on the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the duration of the lease term. Lease liabilities represent the Company's obligation to make lease payments as determined by the lease agreement. Lease liabilities are recorded at commencement for the net present value of future lease payments over the lease term. The discount rate used is the Company's estimated incremental borrowing rate unless the lessor's implicit rate is readily determinable. Discount rates are calculated periodically to estimate the rate the Company would pay to borrow the funds necessary to obtain an asset of similar value, over a similar term, with a similar security. ROU assets are recorded and recognized at commencement for the lease liability amount, initial direct costs incurred and are reduced for lease incentives received. While the Company's lease terms may include options to extend or terminate the lease, these options are not included when calculating the leases ROU asset and lease liability unless the Company is reasonably certain it will exercise such options. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components; the Company has elected the accounting policy to combine lease and non-lease components for all underlying asset classes.

(n) *Stock Awards:*

The Company accounts for employee stock compensation plans by measuring compensation cost for share-based payments at fair value at the grant date. The fair value is recognized as compensation expense over the vesting period on a straight-line basis. The terms of restricted stock awarded under the 2021 Management Incentive Plan (the "2021 Plan") provide for common stock dividend equivalents (paid in cash at the same rate as paid on the common stock) with respect to the shares underlying the unvested portion of the restricted stock award. The Company recognizes payments of the dividend equivalent rights on these restricted stock awards on the Company's consolidated balance sheets as reductions in additional paid-in capital, which are included as "Distributions and dividends on common stock" in the Company's consolidated statement of stockholders' equity.

(o) *Income Taxes:*

The Company accounts for income taxes under the liability method and records deferred taxes for the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying the enacted tax rates relative to when the deferred item is expected to reverse. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that some portion or all deferred tax assets will not be realized. A current tax provision is recorded for income taxes currently payable.

The Company accounts for uncertainty in income taxes by recognizing tax liabilities when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. Benefits from tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences impact income tax expense in the period in which such determination is made. Interest and penalties, if any, related to accrued liabilities for potential tax assessments are included in income tax expense.

(p) *Contingencies:*

The Company records provisions for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

(q) *Distributions and Dividends on Common Stock:*

The Company records distributions on its common stock as dividends in its consolidated statement of stockholders' equity to the extent of retained earnings. Any amounts exceeding retained earnings are recorded as a reduction to additional paid-in-capital to the extent paid-in-capital is available and then to retained earnings (accumulated deficit). The Company's stock dividends are recorded as stock splits and given retroactive effect to earnings per share for all years presented.

(r) *Revenue Recognition:*

Commissions and other brokerage income: Real estate commissions earned by the Company's real estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as agent commission expenses concurrently with related revenues.

Property management: Property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month.

Ancillary services: Ancillary services revenue earned by the Company related primarily to title and escrow services. These services are recognized as revenue when the real estate sale is completed, which is the point in time that the performance obligation is satisfied.

See Note 2 — Revenue Recognition for additional information.

(s) *Real estate agent commissions expense:*

Real estate agent commissions expense consists of commissions paid to the Company's agents, who are independent contractors, upon the closing of a real estate transaction and fees paid to external brokerages for client referrals, which are recognized and paid upon the closing of a real estate transaction.

(t) *Sales and marketing expenses:*

Sales and marketing expenses consists primarily of marketing and advertising expenses, compensation and other personnel-related costs for employees supporting sales, marketing, expansion and related functions, occupancy-related costs and agent acquisition incentives. Advertising expense primarily includes the cost of marketing activities such as print advertising, online advertising and promotional items, which are expensed as incurred. Compensation and other personnel-related costs include salaries, benefits, bonuses and other compensation expense.

Real estate advertising costs, which are expensed as incurred and included within sales and marketing expenses, were $24,219, $29,650 and $27,296 for the years ended December 31, 2025, 2024 and 2023, respectively.

(u) *Operations and support expenses:*

Operations and support expenses consists primarily of compensation and other personnel-related costs for employees supporting agents, third-party consulting and professional services costs (not included in general and administrative or technology), and other related expenses.

(v) *General and administrative expenses:*

General and administrative expenses consists primarily of compensation, stock-based compensation expense and other personnel-related costs for executive management and administrative employees, including finance and accounting, legal, human resources and communications, the occupancy costs for its headquarters and other offices supporting its administrative functions, and transition services paid to its Former Parent, Vector Group, for the use of office space and employees, professional services fees for legal and finance, insurance expenses and talent acquisition expenses.

(w) *Technology expenses*:

Technology expenses consist primarily of compensation and other personnel-related costs for employees in the product, engineering and technology functions, website hosting expenses, software licenses and equipment, third-party consulting costs, data licenses of technology and other related expenses associated with the implementation of our technology initiatives.

(x) *Impairment of Fixed Assets*:

The Company recorded an impairment charge of $2,275 for the year ended December 31, 2025 due to the abandonment of an agent onboarding application.

(y) *Restructuring*:

Restructuring expense primarily consists of employee severance and benefits expensed for the years ended December 31, 2025 and 2024 associated with the reduction in staff and are cash charges. All amounts expensed for the years ended December 31, 2025 and 2024 are included in Restructuring expense in the Company's consolidated statements of operations. The following table presents the changes in the restructuring liability, included within other current liabilities, for the years ended December 31, 2025 and 2024.

Restructuring liability balance at January 1, 2024	$	767
Severance expense		1,041
Severance payments		(1,320)
Restructuring liability balance at December 31, 2024	$	488
Severance expense		1,357
Other restructuring expense		279
Severance payments		(848)
Other restructuring payments		(58)
Restructuring liability balance at December 31, 2025	$	1,218

(z) *Investments and Other Gains*:

Investment and other gains consists of the following:

	Year Ended December 31,					
		2025		**2024**		**2023**
Net unrealized (losses) gains on PropTech convertible trading debt securities	$	(25)	$	92	$	28
Net unrealized (losses) gains on long-term investments at fair value		(94)		68		(110)
Net gains on long-term investment securities without a readily determinable fair value that does not qualify for the NAV practical expedient		1,345		5,129		715
Other income		92		—		—
Investment and other gains	$	1,318	$	5,289	$	633

(aa) *Other Comprehensive Income*:

The Company does not have any activity that results in Other Comprehensive Income; therefore, no statement of Comprehensive Income is included in the consolidated financial statements.

(ab) *Sale of Douglas Elliman Property Management*:

On October 24, 2025 (the "Closing Date"), Douglas Elliman Realty, LLC ("DER") sold its subsidiary, Residential Management Group, LLC, which conducts business as Douglas Elliman Property Management ("DEPM"), for a base purchase price of $85,000, subject to adjustments for cash, indebtedness, transaction expenses and working capital amounts at closing (the "DEPM Sale"). In the consolidated statement of operations, the operating expenses include the gain on disposal of business of $81,655 related to the DEPM Sale for the year ended December 31, 2025. The tax impact of the DEPM Sale has been treated as a discrete item in the fourth quarter of 2025. The DEPM Sale is governed by an agreement (the "Equity Purchase Agreement") that includes representations and warranties for a transaction of this type. The Purchaser has obtained a representations and warranties insurance policy with such coverage serving as the Purchaser's sole remedy with respect to any breach of representations and warranties by DEPM and DER, except for claims related to fraud and specific indemnities.

The parties agreed to a five-year non-competition covenant applicable to DER in specified territories and a five-year non-solicitation covenant, in each case subject to exceptions. Pursuant to the non-competition covenant, DER has agreed not to own, manage, operate or control any entity engaged in the management of cooperative, condominium and rental apartment buildings in New York and Texas, as well as the other locations where the Purchaser and its affiliates provide services.

DER and DEPM also entered into a trademark license agreement pursuant to which DER will continue to own all right, title and interest in and to certain trademarks and names of DER and DEPM, including the trademark and name "Douglas Elliman," as well as all logos used by DEPM as of the Closing Date. DEPM will have the right for five years to use certain trade names, marks and logos, which were being used as of October 24, 2025, in connection with certain commercial and real estate property management services as well as other ancillary services. In connection with the DEPM Sale, the Purchaser and DEPM have agreed to maintain a referral arrangement with the Company during the term of the trademark license to continue DEPM's long-standing business relationship with the Company.

(ac) Acquisitions:

Effective January 1, 2026, the Company acquired the remaining 50% of the ownership interest of Real Estate Associates of Houston LLC, a licensed real estate service provider in Houston, Texas, for a purchase price of $100.

(ad) Subsequent Events:

The Company has evaluated subsequent events through March 16, 2026, the date the financial statements were issued.

(ae) New Accounting Pronouncements:

Accounting Standards Updates ("ASUs") adopted in 2025:

In December 2023, the FASB issued *ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures.* The ASU requires that all public entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted the guidance for the year ended December 31, 2025. Refer to Note 12 for additional information relating to the Company's income taxes reporting.

ASUs to be adopted in future periods:

In November 2024, the FASB issued *ASU 2024-03, Income Statement (Topic 220) – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses*. The ASU requires enhanced disclosures around disaggregation of certain income statement expense lines into specified categories. The new standard is effective on a prospective basis for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and anticipates adopting the standard in the year ended December 31, 2027.

In September 2025, the FASB issued *ASU 2025-06, Intangibles, Goodwill and Other, Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 modernizes the accounting for internal-use software under ASC 350-40 by aligning it with current development practices, especially agile and iterative methods. ASU 2025-06 clarifies when to begin capitalizing costs, improves operability across different development approaches, and enhances disclosure requirements. ASU 2025-06 is effective for interim and annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and anticipates adopting the standard in the period ending March 31, 2028.

In December 2025, the FASB issued *ASU 2025-11, Interim Reporting: Narrow-Scope Improvements*. This ASU improves clarity for interim financial reporting requirements under the existing guidance within Accounting Standards Codification ("ASC") Topic 270, Interim Reporting, by creating a comprehensive list of interim disclosure requirements, clarifying scope and applicability, along with adding a principle to disclose all material events that have occurred since the most recently filed Form 10-K. ASU 2025-11 is effective for interim and annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and anticipates adopting the standard in the period ending March 31, 2028.

In December 2025, the FASB issued *ASU 2025-12, Codification Improvements*. The purpose of this ASU is to make incremental improvements to GAAP. The improvements include Codification updates for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. ASU 2025-12 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and anticipates adopting the standard in the period ending March 31, 2027.

2. <u>REVENUE RECOGNITION</u>

Revenue Recognition Policies

Revenue is measured based on a consideration specified in a contract with a customer less any sales incentives. Revenue is recognized when (a) an enforceable contract with a customer exists, that has commercial substance, and collection of substantially all consideration for services is probable; and (b) the performance obligations to the customer are satisfied either over time or at a point in time.

Real estate sales: Real estate commissions earned by the Company's real estate brokerage businesses are recognized as revenue when the real estate sale is completed or lease agreement is executed, which is the point in time that the performance obligation is satisfied. Any commission and other payments received in advance are deferred until the satisfaction of the performance obligation. Corresponding agent commission expenses, including any advance commission or other direct expense payments, are deferred and recognized as cost of sales concurrently with related revenues.

The Company's revenue contracts with customers do not have multiple material performance obligations to customers under Topic 606, except for contracts in the Company's development marketing business. Contracts in the development marketing business provide the Company with the exclusive right to sell units in a subject property for a commission fee per unit sold calculated as a percentage of the sales price of each unit. Accordingly, a performance obligation exists for each unit in the development marketing property under contract, and a portion of the total contract transaction price is allocated to and recognized at the time each unit is sold. The Company applies the optional exemption in paragraph 606-10-50-14A of Topic 606 and does not disclose the amount of the transaction price allocated to the remaining performance obligations for the Real Estate development marketing business because the transaction prices in these contracts are comprised entirely of variable consideration based on the ultimate selling price of each unit in the subject property. The total contract transaction price is allocated to each unit in the subject property and recognized when the performance obligation, i.e., the sale of each unit, is satisfied. Accordingly, the transaction price allocated to the remaining performance obligations for the development marketing business represents variable consideration allocated entirely to wholly unsatisfied performance obligations.

Under development marketing service arrangements, dedicated staff are required for a subject property and these costs are typically reimbursed from the customer through advance payments that are recoupable from future commission earnings. Advance payments received and associated direct costs paid are deferred, allocated to each unit in the subject property, and recognized at the time of the completed sale of each unit.

Development marketing service arrangements also include direct fulfillment costs incurred in advance of the satisfaction of the performance obligation. The Company capitalizes costs incurred in fulfilling a contract with a customer if the fulfillment costs 1) relate directly to an existing contract or anticipated contract, 2) generate or enhance resources that will be used to satisfy performance obligations in the future, and 3) are expected to be recovered. These costs are amortized over the estimated customer relationship period which is the contract term. The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers by allocating these costs to each unit in the subject property and expensing these costs as each unit sold is closed over the contract.

Commission revenue is recognized at the time the performance obligation is met for commercial leasing contracts, which is when the lease agreement is executed, as there are no further performance obligations, including any amounts of future payments under extended payment terms.

Property management revenue arrangements consist of providing operational and administrative services to manage a subject property. Fees for these services are typically billed and collected monthly. Property management service fees are recognized as revenue over time using the output method as the performance obligations under the customer arrangement are satisfied each month. The Company applies the optional exemption in paragraph 606-10-50-14 of Topic 606 and does not disclose the amount of the transaction price allocated to the remaining performance obligations for the Real Estate property management business because the contracts to provide property management services are typically annual contracts and provide cancellation rights to customers.

Title insurance commission fee revenue is earned when the sale of the title insurance policy is completed, which corresponds to the point in time when the underlying real estate sale is completed, which is when the performance obligation is satisfied. Escrow commission fee revenue is recorded at a point in time which occurs at the time a home sale transaction or refinancing closes.

Disaggregation of Revenue

In the following table, revenue is disaggregated by major services line and primary geographical market:

Year Ended December 31, 2025

	Total	New York City	Northeast	Southeast	West	International
Revenues:						
Commission and other brokerage income - existing home sales	$ 909,456	$ 268,884	$ 207,114	$ 252,406	$ 181,002	$ 50
Commission and other brokerage income - development marketing	80,386	31,557	333	43,615	4,881	—
Property management revenue	31,592	31,007	585	—	—	—
Other ancillary services	11,621	337	51	21	11,212	—
Total revenue	$ 1,033,055	$ 331,785	$ 208,083	$ 296,042	$ 197,095	$ 50

Year Ended December 31, 2024

	Total	New York City	Northeast	Southeast	West	International
Revenues:						
Commission and other brokerage income - existing home sales	$ 878,775	$ 262,937	$ 189,625	$ 248,617	$ 177,596	$ —
Commission and other brokerage income - development marketing	67,782	27,171	396	35,871	4,344	—
Property management revenue	36,785	36,027	758	—	—	—
Other ancillary services	12,285	482	279	19	11,505	—
Total revenue	$ 995,627	$ 326,617	$ 191,058	$ 284,507	$ 193,445	$ —

Year Ended December 31, 2023

	Total	New York City	Northeast	Southeast	West	International
Revenues:						
Commission and other brokerage income - existing home sales	$ 849,874	$ 271,586	$ 177,222	$ 226,231	$ 174,835	$ —
Commission and other brokerage income - development marketing	56,195	27,376	938	24,507	3,374	—
Property management revenue	35,542	34,798	744	—	—	—
Other ancillary services	13,967	1,860	745	—	11,362	—
Total revenue	$ 955,578	$ 335,620	$ 179,649	$ 250,738	$ 189,571	$ —

Contract Balances

The following table provides information about contract assets and contract liabilities from development marketing and commercial leasing contracts with customers:

	December 31, 2025	December 31, 2024
Receivables, which are included in receivables	$ 3,141	$ 1,789
Contract assets, net, which are included in other current assets	8,775	10,935
Contract assets, net, which are in other assets	46,735	37,123
Payables, which are included in commissions payable	2,237	1,302
Contract liabilities, which are in current liabilities	15,966	18,225
Contract liabilities, which are in other liabilities	74,946	63,765

Receivables and payables relate to commission receivables and commissions payable from the Real Estate commercial leasing contracts for which the performance obligation has been satisfied, have extended payment terms and are expected to be received and paid in the next twelve months. Receivables increased $1,352 for the year ended December 31, 2025 primarily due to accrued revenues from satisfied performance obligations of $3,664, offset by cash collections. Correspondingly, payables increased by $935 primarily due to additional accrued expenses from satisfied performance obligations of $2,580, offset by cash payments.

Contract assets. For the year ended December 31, 2025, the Company recorded additional contract assets of $25,189 for payments made for direct fulfillment costs incurred in advance of the satisfaction of the performance obligations for Real Estate development marketing contracts. For the year ended December 31, 2025, the Company also reduced contract assets (and recognized real estate agent commission expense) by $17,737 for previously deferred costs of units closed.

Contract liabilities. Contract liabilities relate to payments received in advance of the performance obligations being satisfied under the Real Estate development marketing contracts and are recognized as revenue at the points in time when the Company performs under the contracts. Performance obligations related to the Real Estate development marketing contracts are considered satisfied when each unit is closed. Development marketing projects tend to span four to six years from the time the Company enters into the contract with the developer to the time that all of the sales of the units in a subject property are closed. The timing for sales closings is dependent upon several external factors outside the Company's control, including, but not limited to, economic factors, seller and buyer actions, construction timing and other real estate market factors. Accordingly, all contract liabilities and contract costs associated with development marketing are considered long-term until closing dates for unit sales are scheduled. As of December 31, 2025, the Company estimates $15,966 of contract liabilities will be recognized as revenue within the next twelve months.

For the year ended December 31, 2025, the Company recorded additional contract liabilities of $42,339 for payments received from customers prior to the satisfaction of performance obligations for Real Estate development marketing contracts. For the year ended December 31, 2025, the Company also reduced contract liabilities (and recognized commissions and other brokerage income) by $33,417 for previously deferred revenue for units closed during the year.

The Company recognized revenue of $30,573, $14,449 and $16,675 for the years ended December 31, 2025, 2024, and 2023, respectively, that were included in the contract liabilities balances at December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Topic 606 requires an entity to disclose the revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price). There were no revenues recognized relating to performance obligations satisfied or partially satisfied in prior periods for the years ended December 31, 2025, 2024 and 2023, respectively.

3.   **CURRENT EXPECTED CREDIT LOSSES**

Real estate broker agent receivables: Douglas Elliman Realty is exposed to credit losses for various amounts due from real estate agents, which are included in Agent receivables, net on the consolidated balance sheets, net of an allowance for credit losses. The Company estimates its allowance for credit losses on receivables from agents based on an evaluation of aging of receivables from agents, agent sales in pipeline, any security, specific exposures, historical experience of collections from the individual agents, and current and expected future market trends. The Company estimated that the credit losses for these receivables were $4,746 and $4,783 at December 31, 2025 and December 31, 2024, respectively.

The following table summarizes changes in the allowance for credit losses for the year ended December 31, 2025:

	January 1, 2025	Current Period Provision	Write-offs	Recoveries	December 31, 2025
Allowance for credit losses:					
Real estate broker agent receivables	$ 4,783	$ 4,401 [1]	$ 4,438	$ —	$ 4,746

[1]   The current period provision for the real estate broker agent receivables is included in "General and administrative expenses" in the Company's consolidated statements of operations.

The following table summarizes changes in the allowance for credit losses for the year ended December 31, 2024:

	January 1, 2024	Current Period Provision	Write-offs	Recoveries	December 31, 2024
Allowance for credit losses:					
Real estate broker agent receivables	$ 5,575	$ 5,241 [1]	$ 6,033	$ —	$ 4,783

[1]   The current period provision for the real estate broker agent receivables is included in "General and administrative expenses" in the Company's consolidated statements of operations.

4.   **EARNINGS (LOSS) PER SHARE**

The Company has restricted stock awards which will provide dividends at the same rate as paid on the common stock with respect to the shares underlying the restricted stock awards. These outstanding restricted stock awards represent participating securities under authoritative guidance. The Company would recognize payments of the cash dividends on these awards as reductions in additional paid-in-capital on the Company's consolidated balance sheets. Income attributable to participating securities represents the undistributed earnings allocated to the participating securities using the two-class method permitted by GAAP for computing diluted EPS. The participating securities holders do not participate in the Company's net losses.

On June 12, 2023, the Company announced that its Board had suspended the quarterly cash dividend, effective immediately; the final cash dividend was paid for the period ending March 31, 2023.

Additionally, on June 12, 2023, the Board also declared a stock dividend on the Company common stock of 5%, which was paid on June 30, 2023 to stockholders of record as of the close of business on June 22, 2023. Information concerning the Company's common stock has been adjusted to give retroactive effect to the 5% stock dividend distributed to Company stockholders on June 30, 2023. All per-share amounts and references to share amounts were updated to reflect the retrospective effect of the stock dividend.

In its calculation of basic and diluted EPS for the year ended December 31, 2024, the Company did not adjust its net loss for the effect of these participating securities because the adjustment was anti-dilutive.

Net income (loss) for purposes of determining basic and diluted EPS applicable to common shares attributed to Douglas Elliman Inc. was as follows:

| | For the year ended December 31, | | |
	2025	2024	2023
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)	$ (42,552)
Income attributable to participating securities	(711)	—	(307)
Net income (loss) available to common stockholders attributed to Douglas Elliman Inc.	$ 14,508	$ (76,316)	$ (42,859)

Basic EPS is computed by dividing net income (loss) available to common stockholders attributed to Douglas Elliman Inc. by the weighted-average number of shares outstanding, which will include vested restricted stock.

Basic and diluted EPS were calculated using the following common shares for the years ended December 31, 2025, 2024 and 2023:

| | For the year ended December 31, | | |
	2025	2024	2023
Weighted-average shares for basic and diluted EPS	84,598,404	83,502,500	82,247,015

The following was outstanding during the years ended December 31, 2025, 2024 and 2023, but were not included in the computation of diluted EPS because the effect was anti-dilutive:

| | For the year ended December 31, | | |
	2025	2024	2023
Weighted-average number of shares issuable upon conversion of debt	27,123,288	33,333,333	—
Weighted-average conversion price	$ 1.50	$ 1.50	$ —

5.   LEASES

The Company has operating leases for corporate and sales offices and equipment. The leases have remaining lease terms of less than one year to ten years, some of which include options to extend for up to five years, and some of which include options to terminate the leases within one year. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the ROU asset and lease liability balances. The Company's lease population includes purchase options on equipment leases that are included in the lease payments when reasonably certain to be exercised. The Company's lease population does not include any residual value guarantees. The Company's lease population does not contain any material restrictive covenants.

The Company has leases with variable payments, most commonly in the form of Common Area Maintenance ("CAM") and tax charges which are based on actual costs incurred. These variable payments were excluded from the ROU asset and lease liability balances since they are not fixed or in-substance fixed payments. Variable payments are expensed as incurred.

The components of lease expense were as follows:

	Year Ended December 31,		
	2025	2024	2023
Operating lease cost	$ 28,560	$ 30,890	$ 33,721
Short-term lease cost	740	802	1,188
Variable lease cost	4,131	4,143	4,234
Less: Sublease income	(270)	(148)	(688)
Total lease cost	$ 33,161	$ 35,687	$ 38,455

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 31,533	$ 32,596	$ 34,106
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	3,882	13,878	12,768

Supplemental consolidated balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term in years:		
Operating leases	5.18	5.73
Weighted average discount rate:		
Operating leases	8.66 %	8.58 %

As of December 31, 2025, maturities of lease liabilities were as follows:

	Operating Leases
Year Ending December 31:	
2026	$ 28,767
2027	25,548
2028	23,024
2029	18,563
2030	13,554
Thereafter	19,158
Total lease payments	128,614
Less imputed interest	(25,642)
Total	$ 102,972

As of December 31, 2025, the Company had no executed real estate leases that have not yet commenced.

The Company's rental expense for the years ended December 31, 2025, 2024 and 2023 was $28,560, $30,890 and $33,721, respectively. Rent expense for the year ended December 31, 2025 consisted of $19,237 of amortization and $9,323 of lease expense for interest accretion on operating lease liabilities. Rent expense for the year ended December 31, 2024 consisted of $20,553 of amortization and $10,337 of lease expense for interest accretion on operating lease liabilities. Rent expense for the year ended December 31, 2023 consisted of $22,369 of amortization and $11,352 of lease expense for interest accretion on operating lease liabilities.

6.   **LONG-TERM INVESTMENTS**

Long-term investments consisted of the following:

	December 31, 2025	December 31, 2024
PropTech convertible trading debt securities	$ 1,229	$ 1,254
Long-term investment securities at fair value [1]	3,170	3,127
PropTech investments at cost	6,150	6,400
PropTech investments under equity-method	825	619
Total investments	11,374	11,400
Less PropTech current convertible trading debt securities [2]	—	1,254
Less PropTech investments accounted for under the equity-method [3]	825	619
Total long-term investments	$ 10,549	$ 9,527

———————————————

[1]   These assets are measured at net asset value ("NAV") as a practical expedient under ASC 820.

[2]   These amounts are included in "Other current assets" on the consolidated balance sheets.

[3]   These amounts are included in "Equity-method investments" on the consolidated balance sheets.

Net realized and unrealized gains on long-term investment securities were as follows:

	Year Ended December 31,		
	2025	2024	2023
Net unrealized (losses) gains on PropTech convertible trading debt securities	$ (25)	$ 92	$ 28
Net unrealized (losses) gains on long-term investments at fair value	(94)	68	(110)
Net gains on long-term investment securities without a readily determinable fair value that does not qualify for the NAV practical expedient	1,345	5,129	715
Net realized and unrealized gains on long-term investment securities	$ 1,226	$ 5,289	$ 633

In July 2025, we monetized our remaining investment in Bilt Technologies for $1,533 and recorded a gain of $1,225 during the year ended December 31, 2025. During 2024, the Company monetized its investment in LiveEasy and 50.0% of its investment in BILT and recorded gains of $4,601 and $1,000, respectively for the year ended December 31, 2024.

(a) PropTech Convertible Trading Debt Securities:

These securities are classified as trading debt securities and are accounted for at fair value. The remaining convertible note matures in February 2027.

(b) Long-Term Investment Securities at Fair Value:

The following is a summary of unrealized (losses) gains on long-term investment securities at fair value during the years ended December 31, 2025, 2024 and 2023, respectively:

	Year Ended December 31,		
	2025	2024	2023
Net unrealized (losses) gains on long-term investments at fair value	$ (94)	$ 68	$ (110)

The Company has unfunded commitments of $450 related to long-term investment securities at fair value as of December 31, 2025.

(c) Equity Securities Without Readily Determinable Fair Values That Do Not Qualify for the NAV Practical Expedient

Equity securities without readily determinable fair values that do not qualify for the NAV practical expedient consisted of investments in various limited liability companies as of December 31, 2025. The total carrying values of equity securities without readily determinable fair values that do not qualify for the NAV practical expedient these investments were $6,150 and $6,400 as of December 31, 2025 and 2024, respectively. No impairment or other adjustments related to observable price changes in orderly transactions for identical or similar investments were identified for the year ended December 31, 2025. The Company recorded an impairment of $489 for the year ended December 31, 2024. The impairment was included in "Investment and other gains" on the consolidated statements of operations.

7.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
Leasehold improvements	$ 53,737	$ 53,360
Furniture and equipment	40,567	39,082
	94,304	92,442
Less accumulated depreciation and amortization	(64,154)	(54,742)
	$ 30,150	$ 37,700

Depreciation and amortization expense related to property and equipment, net for the years ended December 31, 2025, 2024 and 2023 was $7,724, $7,079 and $7,324, respectively.

8.   EQUITY-METHOD INVESTMENTS

Equity-method investments consisted of the following:

	December 31, 2025	December 31, 2024
Ancillary services ventures	$ 2,205	$ 2,020

At December 31, 2025, the Company's ownership percentages in these investments ranged from 5.3% to 50.0%. Due to the Company's ability to exercise significant influence, but not control, related to these investments, the Company accounts for these investments under the equity-method of accounting.

VIE Consideration:

The Company has determined that the Company is not the primary beneficiary of any of its equity-method investments because it does not control the activities that most significantly impact the economic performance of each investment. The Company determined that the entities were VIEs but the Company was not the primary beneficiary. Therefore, the Company's equity-method investments have been accounted for under the equity-method of accounting.

Maximum Exposure to Loss:

The Company's maximum exposure to earnings or losses from its equity-method investments consists of the net carrying value of the investments adjusted for any future capital commitments and/or guarantee arrangements and was $2,205 as of December 31, 2025.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of Goodwill and other intangible assets were as follows:

	December 31, 2025	December 31, 2024
Goodwill	$ 32,226	$ 32,230
Indefinite-life intangibles:		
Trademark - Douglas Elliman	$ 68,000	$ 68,000
Intangibles with a finite life, net	3,655	4,307
Total other intangible assets, net	$ 71,655	$ 72,307

The carrying amounts of goodwill and intangibles with a finite life for 2025 were as follows:

	Goodwill	Intangibles with a finite life, net
Balance as of January 1, 2025	$ 32,230	$ 4,307
Disposal of business[1]	(4)	—
Amortization	—	(652)
Balance as of December 31, 2025	$ 32,226	$ 3,655

[1] Relates to the DEPM Sale for the year ended December 31, 2025. For more information, see Note 1(ab) "Sale of Douglas Elliman Property Management."

The carrying amounts of goodwill and intangibles with a finite life for 2024 were as follows:

	Goodwill	Intangibles with a finite life, net
Balance as of January 1, 2024	$ 32,230	$ 4,964
Amortization	—	(657)
Balance as of December 31, 2024	$ 32,230	$ 4,307

Goodwill is evaluated for impairment annually or whenever the Company identifies certain triggering events or circumstances that would more likely than not reduce the fair value of the Company below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include, among other things, unexpected adverse business conditions, macro and reporting unit specific economic factors (for example, interest rate fluctuations, and loss of key personnel), supply costs, unanticipated competitive activities, and acts by governments and courts.

As part of our annual impairment test, as of October 1, 2025, the Company utilized third-party valuation specialists to prepare a quantitative assessment of its goodwill and trademark intangible assets, based on the current market conditions in the residential real estate brokerage industry which did not result in impairment charges related to its goodwill or trademark for the year ended December 31, 2025.

For the goodwill testing, the Company utilized an income approach (a discounted cash flows method) and a market approach (a guideline public company method) to estimate the fair value of the Douglas Elliman business. The estimated fair value of the trademark indefinite-life intangible asset related to the Douglas Elliman brand name was determined using an approach that values the Company's cash savings from having a royalty-free license compared to the market rate it would pay for access to use the trade name.

The third-party quantitative assessments of the goodwill and trademark intangible asset reflected management's assumptions regarding revenue growth rates, economic and market trends including current expectations of the market, changes to cost structures and other expectations about the anticipated short-term and long-term operating results of the Company.

If the Company fails to achieve the financial projections used in the quantitative assessments of fair value and current market conditions deteriorate, impairment charges could result in future periods, and such impairment charges could be material.

Other intangible assets were as follows:

	Useful Lives in Years	December 31, 2025	December 31, 2024
Trademark - Douglas Elliman	Indefinite	$ 68,000	$ 68,000
Other intangibles	1 - 10	7,818	11,216
		7,818	11,216
Less: Accumulated amortization on amortizable intangibles		(4,163)	(6,909)
Other intangibles, net		$ 3,655	$ 4,307

The trademark intangible has been attributed to the acquisition of the Douglas Elliman brand name which the Company plans to continue using. The fair value of the intangible asset associated with the Douglas Elliman trademark is determined using a "relief from royalty payments" method. This approach involves two steps: (i) estimating reasonable royalty rates for its Douglas Elliman trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of the trademark. The Company performed its impairment test for the year ended December 31, 2025, which did not result in an impairment charge related to the Company's trademark. If the Company fails to achieve the financial projections used in the quantitative assessments of fair value, impairment charges could result in future periods, and such impairment charges could be material.

As of December 31, 2025 and 2024, other intangibles with finite lives included non-compete agreements and favorable lease assets related to business combinations.

For the years ended December 31, 2025, 2024, and 2023, respectively, amortization of other intangibles was $652, $657 and $702.

10.   NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations consisted of the following:

	December 31, 2025	December 31, 2024
Convertible Notes, net of unamortized discount of $0 and $17,330	$ —	$ 32,670
Aggregate carrying value[1]	$ —	$ 32,670

[1] The Convertible Notes were redeemed on October 24, 2025 and are no longer outstanding.

*   The fair value of the derivative embedded within the 7.0% Convertible Note ($0 at December 31, 2025 and $30,253 at December 31, 2024, respectively) is separately classified as a derivative liability in the consolidated balance sheets.

Redemption of the 7.0% Convertible Notes due 2029:

On July 2, 2024, the Company, Alter Domus (US) LLC, as collateral agent, and entities (the "Purchasers") advised or managed by Kennedy Lewis Investment Management LLC ("KLIM") entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Company, $50,000 aggregate principal amount of the Company's newly issued senior secured convertible promissory notes due July 2, 2029 (the "Convertible Notes") in a private placement transaction in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended. The Company used the net proceeds from the sale of the Convertible Notes for general corporate purposes.

The Convertible Notes bore interest at a rate of 7.0% per annum payable in cash, or, at the Company's election, 8.0% per annum paid in kind, due semi-annually.

The aggregate net proceeds from the issuance of the Convertible Notes were $33,475 and the Convertible Notes were senior secured obligations of the Company and were guaranteed by certain of the Company's direct and indirect subsidiaries and secured by first priority security interests in substantially all of the assets of the Company and the Subsidiary Guarantors, subject to certain exceptions.

In connection with the DEPM Sale, on October 24, 2025, the Company repaid and redeemed all of the Convertible Notes for an aggregate payment of $95,000, including approximately $1,400 of accrued interest (the "Redemption"). The liens on the assets of the Company and the subsidiary guarantors were released upon the Redemption. The Redemption was effected because the noteholders informed the Company that they were not willing to waive their contractual redemption rights with respect to the Convertible Notes but would agree to a redemption of the Convertible Notes in connection with the consummation of the DEPM Sale.

The Company accelerated recognition of $1,631 of unamortized debt issuance costs associated with the extinguishment of the debt, which is included as a realized loss within "Loss on extinguishment of liability" on its Consolidated Statement of Operations for the year ended December 31, 2025. The loss on extinguishment of liability includes $3 which was recorded and represented the difference between the net carrying amount of the Convertible Notes at the time of the extinguishment and fair value of the costs issued to redeem the Convertible Notes, and $463 of legal fees related to the extinguishment of the debt.

Embedded Derivative on the Convertible Notes:

At the time of the issuance of the Convertible Notes, the Company determined that the conversion feature meets the definition of a derivative liability. The Company separated the derivative liability from the host debt instrument based on the fair value of the derivative liability. In accordance with authoritative guidance on accounting for derivatives and hedging, the Company bifurcated the embedded derivative and estimated the fair value of the embedded derivative liability based on a third-party valuation. The resulting discount created by allocating a portion of the issuance proceeds to the embedded derivative was then amortized to interest expense over the term of the debt using the effective interest method. Changes to the fair value of the embedded derivative were reflected in the Company's consolidated statements of operations as "Change in fair value of the derivative embedded within convertible debt." The value of the embedded derivative was contingent on changes in interest rates, the Company's stock price, stock price volatility, and the Company's dividend yield over the term of the debt.

A summary of non-cash interest expense associated with the amortization of the debt discount created by the embedded derivative liability associated with the Company's convertible debt is as follows:

	Year ended December 31,	
	2025	2024
Convertible Notes	$ 1,814	$ 983
Interest expense associated with embedded derivative	$ 1,814	$ 983

A summary of non-cash changes in fair value of the derivative embedded within convertible debt is as follows:

	Year ended December 31,	
	2025	2024
Convertible Notes	$ 28,482	$ 14,978
Loss on changes in fair value of the derivative embedded within convertible debt	$ 28,482	$ 14,978

Fair Values of Notes Payable and Other Obligations:

The estimated fair value of the Company's notes payable has been determined by the Company using available market information and appropriate valuation methodologies including the evaluation of the Company's credit risk as described in Note 1. However, considerable judgment is required to develop the estimates of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that could be realized in a current market exchange.

The estimated fair value of the Company's notes payable is as follows:

	December 31, 2025		December 31, 2024	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes payable	$ —	$ —	$ 32,670	$ 41,002
Notes payable and other obligations	$ —	$ —	$ 32,670	$ 41,002

Notes payable is recorded on the consolidated balance sheets at amortized cost. The determinations of fair values disclosed above would be classified as Level 3 under the fair value hierarchy disclosed in Note 17 if such liabilities were recorded on the consolidated balance sheets at fair value.

Letters of Credit:

As of December 31, 2025 and 2024, the Company had outstanding $2,645 and $2,990, respectively, of letters of credit, collateralized by certificates of deposit. The letters of credit have been issued as security deposits for leases of office space.

11. **EMPLOYEE BENEFIT PLANS**

In 2025, the Company maintained two 401(k) plan for substantially all its U.S. employees which allow eligible employees to invest a percentage of their pre-tax compensation. The Company contributed to the 401(k) plans and expensed $847, $766 and $697 for the years ended December 31, 2025, 2024 and 2023, respectively. On October 24, 2025, in connection with the DEPM Sale, the Company no longer maintains its 401(k) plan for the employees with Douglas Elliman Property Management division.

12. INCOME TAXES

The amounts provided for income taxes were as follows:

		Year Ended December 31,				
		2025		2024		2023
Current:						
U.S. Federal	$	1,883	$	—	$	—
State and local		1,677		140		391
		3,560		140		391
Deferred:						
U.S. Federal		—		(108)		(10,009)
State and local		—		1,085		(5,435)
		—		977		(15,444)
Total	$	3,560	$	1,117	$	(15,053)

The following is a reconciliation of the difference between the U.S. statutory federal income tax rate and our effective tax rate:

		Year Ended December 31, 2025	
		Amount	Percent
U.S. Federal Statutory Tax Rate	$	3,752	21.00 %
State and local income taxes, net of federal income tax effect [1]		1,325	7.43 %
Changes in Valuation Allowance		(10,330)	(57.81)%
Nontaxable or Nondeductible Items			
Compensation related items		1,053	5.91 %
Nondeductible settlement		840	4.71 %
Net income attributable NCI in DE		191	1.09 %
Non-deductible portion of convertible debt premium		7,849	43.94 %
Other		(302)	(1.81)%
Other adjustments		(818)	(4.54)%
Effective Income Tax Rate	$	3,560	19.92 %

———————————————

[1] State and local income taxes in New York and New York City made up the majority (more than 50%) of the domestic state and local income taxes.

	Year Ended December 31,	
	2024	2023
Federal statutory tax rate	21 %	21 %
State taxes, net of federal benefit	0.88 %	7.22 %
Changes in valuation allowances	(22.2)%	— %
Nontaxable or nondeductible items	(1.6)%	(1.8)%
Other	— %	(1.44)%
Effective tax rate	(1.92)%	24.98 %

Income Taxes Paid

The table below presents amounts of income taxes paid, net of refunds, by jurisdiction:

	Year Ended December 31, 2025
U.S. Federal	$ —
U.S. State and local	156
Total U.S.	156
Foreign	—
Total cash income taxes paid, net of refunds	$ 156

The consolidated balance sheets of the Company include deferred income tax assets and liabilities, which represent temporary differences in the application of accounting rules established by GAAP and income tax laws. The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and liabilities is as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Basis differences on fixed and intangible assets	$ 669	$ 577
Basis differences in Notes Payable	—	4,509
Various U.S. federal and state tax loss carryforwards	17,183	28,457
Operating lease liabilities	3,778	4,764
	21,630	38,307
Less: Valuation allowance	(10,177)	(26,065)
Net deferred tax assets	$ 11,453	$ 12,242
Deferred tax liabilities:		
Basis differences on prepaid assets	$ (195)	$ (200)
Revenue recognition	(345)	(377)
Allowance for doubtful accounts	(82)	(67)
Basis differences on acquisition	(8,008)	(7,769)
Operating lease right-of-use assets	(3,279)	(4,181)
Other	456	352
Net deferred tax liabilities	$ (11,453)	$ (12,242)
Net deferred tax assets (liabilities)	$ —	$ —

Various U.S. federal and state net operating loss ("NOL") carryforwards included in Deferred Tax Assets. Prior to 2019, the Company's subsidiary, Douglas Elliman of California, Inc. ("DE California"), filed a consolidated U.S. income tax return that included its wholly owned U.S. subsidiaries. The tax effected standalone subsidiary federal and state NOL carryforwards attributable to DE California is $7,328 and $7,093 at December 31, 2025 and 2024, respectively. The deferred tax assets of Douglas Elliman of California, Inc. generated prior to March 1, 2019 are limited for use in the future to the extent of the taxable income of Douglas Elliman of California, Inc. under the "Separate Return Limitation Year" rules of Internal Revenue Code Section 381.The federal NOL carryforwards begin to expire in 2034 and losses generated in 2018 or later will carry forward indefinitely.

At December 31, 2025, the Company's tax effected consolidated federal NOL carryforward was approximately $13,270 and tax effected consolidated state NOL carryforward was approximately $3,913. At December 31, 2024, the Company's tax effected consolidated federal NOL carryforward was approximately $20,414 and tax effected consolidated state NOL carryforward was approximately $8,043. (The NOL carryforwards of DE California are included in the Company's tax effected federal and state NOL carryforwards at December 31, 2025 and 2024, respectively).

Valuation Allowances. ASC 740, Income Taxes, requires the Company to establish a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all the deferred tax assets will not be realized. If such determination is made and future losses are incurred over the period in which the net deferred tax assets are deductible, the Company believes it will be more likely than not that the benefits of these deductible differences will not be realized, and as a result will be required to maintain a valuation allowance for the full amount of the deferred tax assets.

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence to determine whether it is more likely than not that some portion of the deferred income tax will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to expiration of the net operation loss carryforwards. At December 31, 2025 and 2024, the Company has recorded a full valuation allowance against its net deferred tax assets of approximately $10,177 and $26,065, respectively. The change in the valuation allowance during the year ended 2025 was approximately $15,888.

At December 31, 2025, the Company had federal net operation loss ("NOL") carryforwards of approximately $63,189. The federal NOL carryforwards begin to expire in 2034, losses generated in 2018 or later of approximately $55 million will carry forward indefinitely. Sections 382 and 383 of the Internal Revenue Code of 1986 (the "Code") subject the future utilization of NOL carryforwards and certain other tax attributes, such as research and experimental tax credits, to an annual limitation in the event of certain ownership changes, as defined. The effect of an ownership change would be the imposition of an annual limitation of the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon the value of the Company immediately before the change, changes to the Company's capital during a specified period prior to the change, and the federal published interest rate. The Company does not believe that the utilization of these NOLs has been limited by these provisions.

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2025, there were no uncertain positions. The Company's U.S. federal and state net operating losses have occurred since 2014 and as such, tax years subject to potential tax examination could apply from that date because the utilization of net operating losses from prior years opens the relevant year to audit by the IRS and/or state taxing authorities. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. The Company did not have any unrecognized tax benefits and has not accrued any interest or penalties for the years ended December 31, 2025 and 2024.

During the year ended December 31, 2024, the Company evaluated its history of cumulative losses over the three previous years and determined it was more likely than not that its deferred tax assets would not be utilized. Therefore, at December 31, 2024, the Company has recorded a full valuation allowance against its net deferred tax assets of approximately $26,065. The change in valuation allowance during the year ended December 31, 2024 was $19,039.

The Company files U.S. and state and local income tax returns in jurisdictions with varying statutes of limitations. Liabilities for uncertain tax positions reflected as of December 31, 2025 and 2024 were not significant and it is not anticipated that they will materially change in the next 12 months. Although the outcome of tax audits is always uncertain, Douglas Elliman Realty, LLC believes that its tax positions will be sustained under audit.

On July 4, 2025, President Donald J. Trump signed into law the legislation formally titled "An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14" and commonly referred to as the One Big Beautiful Bill ("OBBBA"). The Company does not expect OBBBA to have a material impact on the Company's financial statements.

13. STOCK COMPENSATION

The 2021 Plan was adopted on December 22, 2021 and approved by the Company's stockholder on December 24, 2021. The 2021 Plan provides for the Company to grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted shares, restricted stock units, performance share awards, other stock-based awards and cash-based awards. Shares available for issuance under the 2021 Plan are 9,375,708 shares as of December 31, 2025. The Company may satisfy its obligations under any award granted under the 2021 Plan by issuing new shares.

Restricted Stock Awards. The Company recognizes compensation expense using the fair value method. Restricted stock awards are time-based awards which vest over a period that ranges between two and approximately four years. The Company recognizes compensation cost net of an estimated forfeiture rate ratably using the straight-line attribution method over the expected vesting period. As of December 31, 2025, there was $5,964 of total unrecognized compensation costs related to nonvested restricted stock awards, which is expected to be recognized over a weighted-average period of approximately 1.4 years.

Performance Stock Units. The Company granted 1,550,000 performance-based stock units ("PSUs") during 2024. The number of shares of common stock to be issued in full settlement of the PSUs is based on the 30-day volume weighted-average stock price at the end of a three-year performance period and the PSUs are subject to forfeiture if certain employment conditions are not met. At December 31, 2025, the Company had 1,550,000 PSUs outstanding, with a weighted-average grant date fair value of $2.69 per PSU. The Company amortizes expense over the performance period the fair value of PSUs at the date of grant, net of estimated forfeitures. The Company recorded pre-tax compensation expense related to PSUs for the years ended December 31, 2025 and 2024 of $1,344 and $136, respectively. The unamortized compensation expense related to PSUs was $2,689 at December 31, 2025, which is expected to be recognized over a weighted-average period of approximately 2.0 years.

A summary of employee stock award transactions is presented below:

	Shares		Weighted Average Grant Date Fair Value
Nonvested at January 1, 2023	2,731,312	$	10.86
Granted	3,786,750	$	3.08
Vested	(1,926,751)	$	6.97
Forfeited	—	$	—
Nonvested at December 31, 2023	4,591,311	$	6.07
Granted	7,532,023	$	2.16
Vested [(1)]	(1,724,495)	$	3.86
Forfeited	(4,365,500)	$	4.25
Nonvested at December 31, 2024	6,033,339	$	3.14
Granted	718,509	$	2.47
Vested [(1)]	(2,000,541)	$	3.60
Forfeited	(587,095)	$	3.59
Nonvested at December 31, 2025	4,164,212	$	2.75

_____

[(1)] The total fair value of restricted stock awards vested during 2025 and 2024 was $5,008 and $3,243, respectively.

14. **COMMITMENTS AND CONTINGENCIES**

Lease Commitments:

The Company leases office space under non-cancellable operating lease agreements. See Note 5. "Leases" to the Company's consolidated financial statements for further discussion.

Legal Matters:

The Company is involved in litigation in the normal course of its business and otherwise. Some claims are covered by the Company's insurance policies in excess of any applicable retention. Other claims are not covered by the Company's insurance policies, and the Company seeks contribution toward the payment of costs and expenses from agents for non-covered claims when applicable pursuant to the Company's agent policies. The Company believes that the resolution of ordinary course matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In October 2023, individual plaintiffs filed an action on behalf of a putative national class of home sellers from October 2019 through the present in the Western District of Missouri against the National Association of Realtors ("NAR") and certain real estate brokerage firms, including the Company, alleging anticompetitive behavior in violation of federal antitrust laws arising from NAR's requirement that sellers' agents for Multiple Listing Service ("MLS") listed properties offer to pay a portion of commissions received on the sale of such properties to buyers' agents (the *Gibson* case).

Thereafter, additional litigation was filed by other plaintiffs on behalf of putative classes of home sellers from 2019 to the present against certain real estate brokerage firms, including the Company and/or its subsidiaries, alleging anticompetitive behavior, similar to the Gibson case: (i) the March case (November 2023 – Southern District of New York) – a putative class action on behalf of home sellers in Manhattan from November 2019 through the present; (ii) the Friedman case (January 2024 – Southern District of New York) – a putative class action on behalf of home sellers in certain parts of Brooklyn from January 2020 through present; (iii) the *Umpa* case (December 2023 - Western District of Missouri) – putative class action on behalf of home sellers nationwide (with certain markets excluded) from December 2019 through present, which has now been consolidated into the *Gibson* case; (iv) the *Whaley* case (January 2024 - District of Nevada) – putative class action on behalf of home sellers in Nevada from January 2020 through the present, and (v) the *Boykin* case (February 2024 - District of Nevada) – putative class action on behalf of home sellers in Nevada from February 2020 through the present, which has now been consolidated into the *Whaley* case.

In April 2024, the Company entered into a settlement agreement (the "Settlement Agreement") to resolve, on a nationwide basis, the *Gibson* and *Umpa* cases (the "Lawsuits"). On April 30, 2024, the Court in the Lawsuits preliminarily approved the settlement, preliminarily certified the proposed settlement class and stayed the cases against the Company pending final approval of the Settlement Agreement.

After preliminary approval, the Company obtained stays of the remaining actions against it, other than the *Lutz* case described below. The final approval hearing for the settlement took place on October 31, 2024, and on November 4, 2024, the Settlement Agreement received final court approval and became effective as of that date. The Settlement Agreement is currently being challenged on appeal in the U.S. Court of Appeals for the Eighth Circuit.

The settlement resolves all claims on a nationwide basis by the plaintiffs and proposed settlement class members in the Lawsuits, which includes, but is not limited to, all claims concerning brokerage commissions by the proposed settlement class members that were asserted in other lawsuits against the Company and its subsidiaries (collectively, the "Claims"), and releases the Company, its subsidiaries, and affiliated agents from all Claims. The settlement is not an admission of liability, nor does the Company concede or validate any of the claims asserted against it.

Under the Settlement Agreement, the Company paid $7,750 into an escrow fund on June 12, 2024, $5,000 into an escrow fund on December 29, 2025, and agreed to pay an additional $5,000 contingent payment subject to certain financial contingencies on or before December 31, 2027 (collectively, the "Settlement Amount"). The contingent payments may be accelerated under certain circumstances. The Company recognized an expense of $17,750 for the year ended December 31, 2024.

In addition, the Company agreed to make certain changes to its business practices and emphasize certain practices that have been a part of the Company's longstanding policies and practices, including: reminding its brokerages and agents that the

Company has no rule requiring agents to make or accept offers of compensation; requiring its brokerages and agents to clearly disclose to clients that commissions are not set by law and are fully negotiable; prohibiting its brokerages and buyer agents from claiming buyer agent services are free; requiring its brokerages and agents to disclose to the buyer the listing broker's offer of compensation for prospective buyers' agents as soon as possible; prohibiting its brokerages and agents from using any technology (or manual methods) to sort listings by offers of compensation, unless requested by the client; reminding its brokerages and agents of their obligation to show properties regardless of compensation for buyers' agents for properties that meet the buyer's priorities; and developing training materials for its brokerages and agents that support all the practice changes outlined in the injunctive relief.

While most of the industry-wide antitrust class action lawsuits launched by plaintiffs on behalf of a putative class of home sellers have been settled (although appeals challenging the settlements are still pending), including those against the Company, certain suits launched by plaintiffs on behalf of a putative class of home buyers are still pending. In November 2023, individual plaintiffs filed an action on behalf of a putative national class of home buyers from 1996 to the present in the Northern District of Illinois against certain real estate brokerage firms (the "*Batton II* case"), including the Company, alleging anticompetitive behavior similar to the now resolved *Gibson* case. In June 2024, plaintiffs voluntarily dismissed this action against the Company without prejudice. However, on June 11, 2024, plaintiffs' counsel from the *Batton II* case added the Company as a defendant in the *Lutz* case in the U.S. District Court for the Southern District of Florida, No. 4:24-cv-10040 (KMM). This case was brought by individual plaintiffs who filed an action on behalf of a putative national class of home buyers from December 1996 through the present against certain real estate brokerage firms, alleging anticompetitive behavior in violation of federal antitrust laws, state antitrust and consumer protection laws, as well as asserting an unjust enrichment claim. The allegations and claims in the *Lutz* case are similar to the *Batton II* case. As this case was brought by a putative national class of home buyers, it is not subsumed within the Settlement Agreement resolving the antitrust actions brought by home sellers against the Company, except to the extent that the class includes home buyers who also are part of the home sellers settling class referenced above that released their claims as home buyers. On July 15, 2025, all of the *Lutz* plaintiffs' claims against the Company were dismissed. The federal antitrust claim was dismissed with prejudice, and the state antitrust, consumer protection, and unjust enrichment claims were dismissed without prejudice with 21 days to replead. The *Lutz* plaintiffs filed their Third Amended Complaint on August 5, 2025, which the Company has moved to dismiss. The Company has not provided any amounts in the consolidated financial statements for unfavorable outcomes for these industry-wide home buyer antitrust class action lawsuits as management concluded that it is not probable that a loss has been incurred and is unable to reasonably estimate the possible loss or range of loss that could result from an unfavorable outcome of any pending industry-wide home buyer antitrust class action lawsuits.

Two real estate salespersons formerly associated with the Company as independent contractors, have, together or separately, been named as defendants in multiple complaints by women accusing them of sexual assault and related wrongdoing, and in March 2026 they were convicted of criminal charges related to similar alleged conduct. On February 28, 2025, the former real estate salespersons and several other defendants, including the Company and its former Chief Executive Officer, were named as defendants in one of these lawsuits, the *Koste* litigation in the Supreme Court of the State of New York. Plaintiffs have brought claims against the Company under the New York Gender-Motivated Violence Act and sex trafficking, negligence, and negligent hiring, retention, and supervision claims. The Company denies liability and is defending vigorously against these claims. The Company has filed motions to dismiss the claims against it, which are set to be heard by the court on March 19, 2026. On January 22, 2026, the former real estate salespersons and several other defendants, including the Company and its former Chief Executive Officer, were named as defendants in the *Rodriguez* litigation in the U.S. District Court for the Southern District of Florida, in which Plaintiff brought claims against the Company under federal sex trafficking and Florida human trafficking laws. The Company denies liability and is defending vigorously against these claims.

On November 14, 2025, a Verified Stockholder Derivative Complaint, Barbara Strougo derivatively on behalf of Douglas Elliman, Inc. vs. Howard M. Lorber, et al. (the "*Strougo* Litigation"), was filed in the Court of Chancery of the State of Delaware (the "Chancery Court") on behalf of the Company, as nominal defendant, against certain of the Company's current and former directors and officers (the "Individual Defendants"). The complaint alleged breach-of-fiduciary duty claims against the Individual Defendants. The parties to the *Strougo* Litigation reached an agreement to settle the *Strougo* Litigation on the terms and conditions set forth in a Stipulation and Agreement of Compromise, Settlement, and Release that was filed with the Chancery Court on February 19, 2026 (the "*Strougo* Settlement Agreement"). The *Strougo* Settlement Agreement provides for the final dismissal of the *Strougo* Litigation in exchange for (i) a settlement payment to the Company of $17,500, subject to reductions for attorneys' fees and expenses, in an amount to be determined by the Chancery Court and (ii) the implementation by the Company of certain corporate-governance enhancements and reforms. Certain of the Company's insurers have agreed to fund the settlement. The *Strougo* Settlement Agreement remains subject to final Chancery Court approval. No amounts relating to the proposed settlement have been recorded as of December 31, 2025.

Litigation is subject to uncertainty, and it is possible that there could be adverse developments in pending cases or that more cases, including antitrust lawsuits, could be commenced. With the commencement of any new case, the defense costs and the risks relating to the unpredictability of litigation increase. Legal defense costs are expensed as incurred. Management reviews on a quarterly basis with counsel all pending litigation and evaluates the probability of a loss being incurred and whether an estimate can be made of the possible loss or range of loss that could result from an unfavorable outcome. An unfavorable outcome or settlement of pending litigation could encourage the commencement of additional litigation. The Company is unable to reasonably estimate the financial impact of these litigation matters. For the year ended December 31, 2025, the Company incurred legal expenses and settlement costs totaling $20,431, (included within "General and administrative expenses," of which $833 is for settlement expenses, on the consolidated statement of operations). For the year ended December 31, 2024, the Company incurred legal expenses and settlement costs totaling $42,697, ($17,750 is included within "Antitrust litigation settlement expense" and $24,947 is included within "General and administrative expenses," of which $4,440 is for settlement expenses, on the consolidated statement of operations). For the year ended December 31, 2023, the Company incurred legal expenses and settlement costs totaling $7,549, (included within "General and administrative expenses," of which $1,643 is for settlement expenses, on the consolidated statement of operations). The Company's consolidated financial position, results of operations or cash flows could be materially adversely affected from an unfavorable outcome in, or settlement of, any of these matters.

Accounting Policy. The Company and its subsidiaries record provisions in their consolidated financial statements for pending litigation when they determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

15. **SUPPLEMENTAL CASH FLOW INFORMATION**

		Year Ended December 31,				
		2025		2024		2023
Cash paid (received) during the period for:						
Interest	$	3,163	$	1,453	$	28
Income taxes, net		156		(5,152)		(1,917)
Non-cash investing and financing activities:						
Capital expenditures incurred but not paid		29		21		287

16.   RELATED PARTY TRANSACTIONS

On December 29, 2021, Vector Group completed the Distribution and the Company and Vector Group entered into a distribution agreement (the "Distribution Agreement") and several ancillary agreements for the purpose of accomplishing the Distribution. The Distribution Agreement includes an agreement that the Company and Vector Group will provide each other with appropriate indemnities with respect to liabilities arising out of the business retained by Vector Group and the business transferred to Douglas Elliman by Vector Group. These agreements also govern the Company's relationship with Vector Group after the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. These agreements also include arrangements with respect to transition services (the "Transition Services Agreement"). The Company and Vector Group entered into a Transition Services Agreement with respect to transition services and other ongoing commercial relationships. Under the agreement, which expired on December 20, 2024, the Company paid Vector Group $4,084 in 2024 and $4,200 in 2023. The Company and Vector Group also entered into Aircraft Lease Agreements for the right to lease on a flight-by-flight basis certain aircraft owned by Vector Group. Under the agreements, which were cancelled on October 17, 2024, the Company paid Vector Group $1,830 in 2024 and $2,124 in 2023. Vector Group had agreed to indemnify the Company for certain tax matters under the Tax Disaffiliation Agreement.

Following the Distribution and until October 7, 2024, there was an overlap between certain officers of the Company and Vector Group. The President and Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the General Counsel and Secretary of Douglas Elliman all served in the same role at Vector Group. Furthermore, three of the members of Douglas Elliman's Board of Directors also served as directors of Vector Group until October 7, 2024.

The Company has been engaged by certain developers as the sole broker or the co-broker for several of the real estate development projects that Vector Group had previously invested in through its real estate venture investment subsidiary. The Company had gross commissions of approximately $13,547, $17,068 and $1,766 from these projects for the years ended December 31, 2025, 2024 and 2023, respectively.

A son of the Company's former President and Chief Executive Officer, who resigned on October 21, 2024, was an associate broker with the Company and he received commissions and other payments of $767 and $1,570, respectively, in accordance with brokerage activities in 2024 and 2023, respectively.

The spouse of the former President and Chief Executive Officer of Douglas Elliman Realty, LLC, who was terminated on October 25, 2024, was a real estate agent whose license was held at a subsidiary of the Company, and who received commissions and other payments of $147 and $329 in accordance with brokerage activities in 2024 and 2023, respectively.

The son-in-law of the Company's current Chairman of the Board of Directors (as well as former Executive Vice President and Chief Operating Officer), served as Vice President, Enterprise Innovation and Managing Director of DOUG Ventures LLC until May 2025 and received total compensation, which included salary, bonus and 401(k) matching awards of approximately $165, $303 and $369 in 2025, 2024 and 2023, respectively.

The former Chairman of the Company's Board of Directors is the Co-Founder, Co-Portfolio Manager and Co-Managing Partner of Kennedy Lewis Investment Management, which was the lender on the Company's Convertible Notes. In connection with the DEPM Sale, on October 24, 2025, the Company repaid and redeemed all of its 7% Convertible Notes due 2029 (the "Convertible Notes") for an aggregate payment of $95,000, including approximately $1,400 of accrued interest (the "Redemption"). See Note 10 – Notes Payable for more information.

Other. On December 20, 2024, the Company entered an office lease with an entity affiliated with Dr. Phillip Frost, who beneficially owns more than 5% of the Company's common stock. The lease is for space in an office building in Miami, Florida and will expire on April 30, 2028. The amended lease provides for payments of $43 per month increasing to $48 per month.

17. FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities subject to fair value measurements were as follows:

Description		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Gains (Losses)
		Fair Value Measurements as of December 31, 2025								
Assets:										
Money market funds [1]	$	108,372	$	108,372	$	—	$	—		
Certificates of deposit [2]		162		—		162		—		
Long-term investments										
PropTech convertible trading debt securities		1,229		—		—		1,229		
Long-term investment securities at fair value [3]		3,170		—		—		—		
Total long-term investments		4,399		—		—		1,229		
Total assets	$	112,933	$	108,372	$	162	$	1,229		
Liabilities:										
Fair value of the derivative embedded within convertible debt	$	—	$	—	$	—	$	—	$	(28,482)
Total liabilities	$	—	$	—	$	—	$	—	$	(28,482)

---

[1] Amounts included in Cash and cash equivalents on the consolidated balance sheets, except for $4,716 that is in current restricted cash and cash equivalents and $2,483 that is included in non-current restricted assets.

[2] $162 included in other assets on the consolidated balance sheets.

[3] In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

Description		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Gains (Losses)
		Fair Value Measurements as of December 31, 2024								
Assets:										
Money market funds [1]	$	85,535	$	85,535	$	—	$	—		
U. S. treasury bills [2]		52,744		52,744		—		—		
Certificates of deposit [3]		507		—		507		—		
PropTech convertible trading debt securities		1,254		—		—		1,254		
Long-term investments										
Long-term investment securities at fair value [4]		3,127		—		—		—		
Total long-term investments		3,127		—		—		—		
Total assets	$	143,167	$	138,279	$	507	$	1,254		
Liabilities:										
Fair value of the derivative embedded within convertible debt	$	30,253	$	—	$	—	$	30,253	$	(14,978)
Total liabilities	$	30,253	$	—	$	—	$	30,253	$	(14,978)
Nonrecurring fair value measurements										
Long-term investments [5]	$	—					$	—	$	(489)
	$	—					$	—	$	(489)

_____

(1) Amounts included in Cash and cash equivalents on the consolidated balance sheets, except for $4,081 that is in current restricted assets and $2,483 that is included in non-current restricted assets.

(2) $42,940 included in Cash and cash equivalents and $9,804 included in investment securities at fair value.

(3) $345 included in other current assets and $162 included in other assets on the consolidated balance sheets.

(4) In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

(5) Long-term investments with a carrying amount of $489 were recorded at their fair value of $0, resulting in an impairment charge of $489 as a part of investment and other gains for the year ended December 31, 2024.

The fair value of the Level 2 certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is the rate offered by the financial institution.

The fair values of the Level 3 PropTech convertible trading debt securities were derived using a discounted cash flow model utilizing a probability-weighted expected return method based on the probabilities of different potential outcomes for the convertible trading debt securities.

The long-term investments are based on NAV per share provided by the partnerships based on the indicated market value of the underlying assets or investment portfolio. In accordance with Subtopic 820-10, these investments are not classified under the fair value hierarchy disclosed above because they are measured at fair value using the NAV practical expedient.

The fair value of the derivative embedded within the convertible debt and the fair value of the convertible debt itself was derived using a binomial lattice valuation model. The derivative has been classified as Level 3. Change in the fair value of the derivative embedded within the convertible debt is presented in the consolidated statements of operations. The value of the embedded derivative is contingent on changes in interest rates, the Company's stock price, stock price volatility, and the Company's dividend yield. The Company's stock price, volatility, and dividend yield are based on market observable inputs. The interest rate component of the value of the note is computed by calibrating the yield as of the issuance date, such that the value of the convertible note is equal to the principal net of the original issue discount. This yield is adjusted by the change in spreads from the discount curve equivalent to the Company's implied credit rating.

The changes in the fair value of the Level 3 assets as of December 31, 2025 were as follows:

		2025
Balance as of January 1	$	1,254
Change in fair value of PropTech convertible trading debt securities		(25)
Balance as of December 31	$	1,229

The changes in the fair value of the Level 3 liabilities as of December 31, 2025 were as follows:

		2025
Balance as of January 1	$	30,253
Change in fair value of the derivative embedded within convertible debt		28,482
Repayment and redemption of convertible debt		(58,735)
Balance as of December 31	$	—

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at December 31, 2025:

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at			
	December 31, 2025	**Valuation Technique**	**Unobservable Input**	**Range (Actual)**
PropTech convertible trading debt securities	$ 1,229	Discounted cash flow	Interest rate	5%
			Maturity	Feb 2027
			Volatility	54.10%
			Discount rate	31.97%
Fair value of the derivative embedded within convertible debt	$ —	Binomial Lattice Model	Assumed annual stock dividend	— %
			Assumed annual cash dividend	— %
			Stock price	$ 2.72
			Volatility	50 %
			Risk-free rate	3.47 %
			Implied credit spread	9.90 %

The unobservable inputs related to the valuations of the Level 3 assets and liabilities were as follows at December 31, 2024:

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at December 31, 2024	Valuation Technique	Unobservable Input	Range (Actual)
PropTech convertible trading debt securities	$ 1,254	Discounted cash flow	Interest rate	5%
			Maturity	Feb 2025
			Volatility	46.82%
			Discount rate	25.65%
Fair value of the derivative embedded within convertible debt	$ 30,253	Binomial Lattice Model	Assumed annual stock dividend	— %
			Assumed annual cash dividend	— %
			Stock price	$ 1.67
			Volatility	50 %
			Risk-free rate	4.36 %
			Implied credit spread	8.06 %

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a nonrecurring basis. Generally, assets and liabilities are recorded at fair value on a nonrecurring basis because of impairment charges. As discussed in Note 1(x), the Company recorded an impairment of fixed assets of $2,275 for the year ended December 31, 2025 on the consolidated statements of operations. The Company had no nonrecurring nonfinancial assets subject to fair value measurements as of December 31, 2025 and 2024.

18.   SEGMENT INFORMATION

Prior to January 1, 2025, the Company's reportable segments were Real Estate Brokerage and Corporate Activities and Other, which consisted of the operations of our holding company which included the Company's investment business that invests in PropTech opportunities through its DOUG Ventures subsidiary. Effective on January 1, 2025, the Company is now managed as a single operating and reporting segment.

Previous reportable segments were recast because our chief executive officer ("CEO"), who became CEO in October 2024 and acts as the chief operating decision maker ("CODM"), began reviewing the operating performance of the Company as a whole, instead of on a segment basis as was done prior to January 1, 2025.

Furthermore, the CODM now evaluates the operating results and revenue of the Company as total real estate services to make decisions. This change led to revisions in the nature and substance of information regularly provided to and used by the CODM and served to align our reported results to evaluate the performance of our businesses and related trends. The CODM uses and compares results, which includes significant expense categories as noted on the face of the statements of operations, operating loss and investment and other gains, to prior periods and, based on these results, assesses performance and identifies trends of ongoing operations.

As the Company is now managed as a single operating and reportable segment, the measure of segment profit or loss is the consolidated net income (loss). The measure of segment assets is reported on the Company's consolidated balance sheets.

As a result, beginning in the first quarter of 2025, the Company began to report our financial results as a single reportable segment. Presentation of the Company's financial information for the years ended December 31, 2025, 2024, and 2023 is reported as one segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Prior year information has been recast to conform to the current presentation.

Financial information for the Company's revenue and expenses for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(Dollars in thousands)		
Total Revenues	$ 1,033,055	$ 995,627	$ 955,578
Operating expenses:			
Real estate agent commissions	$ 771,971	$ 743,819	$ 706,162
Sales and marketing	80,708	82,606	83,670
Operations and support	70,720	70,342	70,605
General and administrative	110,951	117,773	125,447
Technology	22,590	23,386	23,788
Depreciation and amortization	8,377	7,736	8,026
Antitrust litigation settlement expense	—	17,750	—
Impairment of fixed assets	2,275	—	—
Restructuring	1,636	1,041	2,377
Gain on disposal of business	(81,655)	—	—
Operating income (loss)	45,482	(68,826)	(64,497)
Other income (expenses):			
Interest expense	(5,069)	(2,939)	(28)
Interest income	4,900	5,533	5,841
Equity in earnings (losses) from equity-method investments	187	36	(168)
Loss on extinguishment of liability	(466)	—	—
Change in fair value of the derivative embedded within convertible debt	(28,482)	(14,978)	—
Investment and other gains	1,318	5,289	633
Income (loss) before provision for income taxes	17,870	(75,885)	(58,219)
Income tax expense (benefit)	3,560	1,117	(15,053)
Net income (loss)	14,310	(77,002)	(43,166)
Net loss attributed to non-controlling interest	909	686	614
Net income (loss) attributed to Douglas Elliman Inc.	$ 15,219	$ (76,316)	$ (42,552)

For the year ended December 31, 2025, $7,538 of stock-based compensation is included within General and administrative expenses and $1,039 is included within Operations and support expenses on the consolidated statements of operations. For the year ended December 31, 2024, $5,510 of stock-based compensation is included within General and administrative expenses and $1,064 is included within Operations and support expenses on the consolidated statements of operations. For the year ended December 31, 2023, $12,145 of stock-based compensation is included within General and administrative expenses and $930 is included within Operations and support expenses on the consolidated statements of operations.

The Company's identifiable assets and capital expenditures for December 31, 2025, 2024 and 2023 were as follows:

Year Ended December 31, 2025		
Identifiable assets [1]	$	444,409
Capital expenditures	$	3,353
Year Ended December 31, 2024		
Identifiable assets [2]	$	493,888
Capital expenditures	$	5,534
Year Ended December 31, 2023		
Identifiable assets [3]	$	493,419
Capital expenditures	$	6,143

[1]   Includes $2,205 in equity-method investments.

[2]   Includes $2,020 in equity-method investments.

[3]   Includes $1,960 in equity-method investments.

19. ESCROW FUNDS IN HOLDING

As a service to its customers, Portfolio Escrow Inc., a subsidiary of the Company, administers escrow and trust deposits which represent undisbursed amounts received for the settlement of real estate transactions. Deposits at FDIC-insured institutions are insured up to $250. Portfolio Escrow Inc. had escrow funds on deposit in the amount of $36,283 and $37,967 as of December 31, 2025 and December 31, 2024, respectively, and corresponding escrow funds in holding of the same amount. While these deposits are not assets of the Company (and, therefore, are excluded from the accompanying consolidated balance sheets), the subsidiary of the Company remains contingently liable for the disposition of these assets.

DOUGLAS ELLIMAN INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in Thousands)

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 2025				
Allowances for:				
Deferred tax valuation allowance	$ 26,065	$ —	$ 15,888	$ 10,177
Total	$ 26,065	$ —	$ 15,888	$ 10,177
Year Ended December 31, 2024				
Allowances for:				
Deferred tax valuation allowance	$ 7,026	$ 19,039	$ —	$ 26,065
Total	$ 7,026	$ 19,039	$ —	$ 26,065
Year Ended December 31, 2023				
Allowances for:				
Deferred tax valuation allowance	$ 6,417	$ 609	$ —	$ 7,026
Total	$ 6,417	$ 609	$ —	$ 7,026

Independent Registered Public Accounting Firm:

EisnerAmper LLP
111 Wood Avenue South
Iselin, NJ 08830

Corporate Headquarters:

Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

Websites:

www.dougcorp.com

www.elliman.com

Additional Information:

Requests for general information should be directed to corporate headquarters.
Attn: Investor Relations
(305) 579-8000

Requests for exhibits not attached to the Annual Report must be in writing, and should be sent to corporate headquarters.
Attn: Investor Relations
Please specify the exhibits requested.

Company Stock:

Douglas Elliman Inc. common stock is listed on the New York Stock Exchange (ticker symbol DOUG).

Transfer Agent and Registrar:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Telephone: (800) 937-5449

Board of Directors:

Richard J. Lampen
Chairman of the Board
Chairman, High Pines
Investments LLC

Michael S. Liebowitz
President and Chief Executive
Officer

Mark D. Zeitchick[1, 2, 3, 4]
Private Investor

Perry Weitz[1]
Co-Founding Member, Weitz &
Luxenberg P.C.

Wilson L. White[1, 2, 3]
Vice President, Government
Affairs and Public Policy,
Google

[1] *Audit Committee*
[2] *Compensation and Human Capital Committee*
[3] *Corporate Responsibility and Nominating Committee*
[4] *Lead Independent Director*

Corporate Officers:

Michael S. Liebowitz
President and Chief Executive
Officer

J. Bryant Kirkland III
Executive Vice President,
Treasurer and Chief Financial
Officer

Bradley H. Brodie
Senior Vice President,
General Counsel and
Secretary

Lisa Seligman
Vice President of
Human Resources

Stephen T. Larkin
Vice President of
Communications

Heather Capriola
Vice President of Financial
Operations of Douglas Elliman
Inc. and Chief Financial Officer,
Douglas Elliman Realty LLC

Jon Conway
Assistant Secretary of Douglas
Elliman Inc. and Vice President
of Financial Reporting, Douglas
Elliman Realty LLC

Corporate Governance:

In 2026, the Company filed with the Securities and Exchange Commission the CEO/CFO certifications required by Section 302 of the Sarbanes-Oxley Act as Exhibits to its Form 10-K.